4/14

06016106

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Reliance Communications Limited

*CURRENT ADDRESS H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 18 2006
THOMSON FINANCIAL

FILE NO. 82- 35005 FISCAL YEAR 3/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 8/17/06

Amms
082-35005

INFORMATION MEMORANDUM

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai- 400 710
Phone: 022- 3038 6286 Fax: 022 - 3037 6622, Website: www.rcovl.com
Contact person: Hasit Shukla Email: hasit.shukla@rel.co.in

3-31-05
AR/S

(We were incorporated as a Private Limited Company on July 15, 2004 as Reliance Infrastructure Developers Private Limited and status of the Company was changed to Public Limited Company on July 25, 2005 and the name was changed to Reliance Communication Ventures Limited with effect from August 03, 2005)

INFORMATION MEMORANDUM FOR LISTING OF 122,31,30,422 EQUITY SHARES OF RS. 5 EACH.

NO EQUITY SHARES ARE PROPOSED TO BE SOLD OR OFFERED PURSUANT TO THIS INFORMATION MEMORANDUM

GENERAL RISKS
Investments in equity and equity-related securities involve a degree of risk and investors should not invest in the equity shares of Reliance Communication Ventures Limited unless they can afford to take the risk of losing their investment. Investors are advised to read the Risk Factors carefully before taking an investment decision in the shares of Reliance Communication Ventures Limited. For taking an investment decision, investors must rely on their own examination of the Company including the risks involved.
ABSOLUTE RESPONSIBILITY OF RELIANCE COMMUNICATION VENTURES LIMITED
Reliance Communication Ventures Limited having made all reasonable inquiries, accepts responsibility for, and confirms that this Information Memorandum contains all information with regard to Reliance Communication Ventures Limited, which is material, that the information contained in this Information Memorandum is true and correct in all material aspects and is not misleading in any material respect, that the opinions and intentions expressed herein are honestly held and that there are no other facts, the omission of which makes this Information Memorandum as a whole or any of such information or the expression of any such opinions or intentions misleading in any material respect.
LISTING
The Equity Shares of Reliance Communication Ventures Limited are proposed to be listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited.
SHARE TRANSFER AGENT
Karvy Computershare Private Limited (Unit: Reliance Communication Ventures Limited) Plot No. 17 – 24, Vittal Rao Nagar, Madhapur Hyderabad - 500 081 Email : praveendmr@karvy.com Tel No: 040-23431545 Fax No: 040-23431551 Contact Person: Praveen Chaturvedi

TABLE OF CONTENTS

DEFINITIONS, ABBREVIATIONS & INDUSTRY RELATED TERMS

Term	Description
"RCVL" or "Company" or "Our Company" or Resulting Company or Reliance Communication Ventures Limited	Reliance Communication Ventures Limited, a Public Limited Company incorporated under the Provisions of the Companies Act, 1956
"We" or "us" and "our"	Refers to Reliance Communication Ventures Limited
"ADA"	Anil Dhirubhai Ambani, son of late Dhirubhai H. Ambani.
"ADA Group"	"ADA Group" means ADA and his Affiliates and the term "ADA Group Members" shall mean any one of them.
"Affiliate" of ADA or ADA Group	Includes: a. ADA, his wife, his lineal and blood descendants, spouses of such lineal and blood descendants and children and grand children including step or adoptive, family trusts and Hindu Undivided Family; and b. Any company, firm, body corporate, association of persons, associates or other entity controlled, directly or indirectly by ADA or ADA Group as the case may be.
Articles/Articles of Association	Articles of Association of Reliance Communication Ventures Limited
Auditors	The Statutory Auditors of Reliance Communication Ventures Limited
Bankers to the Company	The banks which are the banker's to Reliance Communication Ventures Limited
Board of Directors/Board/Directors	The Board of Directors of Reliance Communication Ventures Limited
BSE	Bombay Stock Exchange Limited
CDSL	Central Depository Services (India) Limited
Companies Act / Act	The Companies Act, 1956, as amended from time to time
Current Year	April 1, 2005 to December 31, 2005
Demerged Company	Reliance Industries Limited, a Public Limited Company incorporated under the Provisions of the Companies Act, 1956
DSE	Designated Stock Exchange
EPS	Earnings per equity share
Equity Shares	Equity shares of the Company of Rs. 5 each unless otherwise specified in the context thereof
Financial year/fiscal/FY	The twelve months ended 31st March , unless otherwise stated
HUF	Hindu Undivided Family
Information Memorandum	This document filed with the Stock Exchanges is known as and referred to as the Information Memorandum
I.T. Act	The Income-tax Act, 1961, as amended from time to time, except as stated otherwise
ITAT	Income Tax Appellate Tribunal
Investee Companies or Operating Companies	Refers to Reliance Infocomm Limited, Reliance Communication Infrastructure Limited, Reliance Telecom Limited, and World Tel Holding Limited (Bermuda), along with their subsidiaries, associates and affiliates, as applicable.
Memorandum/Memorandum of Association	The Memorandum of Association of Reliance Communication Ventures Limited
NSDL	National Securities Depository Limited
NSE	The National Stock Exchange of India Limited
RBI	Reserve Bank of India
Registered office of our Company	H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
ROC	Registrar of Companies, Maharashtra at Mumbai
Scheme	Scheme of Arrangement under Sections 391 to 394 of the Companies Act, 1956 between Reliance Industries Limited, Global Fuel Management Services Limited (since renamed Reliance Natural Resources Ltd.), Reliance Capital Ventures Limited, Reliance Communication Ventures Limited and Reliance Energy Ventures Limited and their respective shareholders and creditors, sanctioned by the High Court of Judicature at Bombay on December 9, 2005 and effective from December 21, 2005.

SEBI	The Securities and Exchange Board of India constituted under the Securities and Exchange Board of India Act,1992
SEBI Act	Securities and Exchange Board of India Act, 1992 as amended from time to time
SEBI Guidelines	Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 issued by Securities and Exchange Board of India effective from January 27, 2000, as amended, including instructions and clarifications issued by Securities and Exchange Board of India from time to time
Stock Exchanges	BSE and NSE
Telecommunications Undertaking	The Demerged Company's undertaking, business, activities and operations pertaining to telecommunications comprising all the assets (moveable and immoveable) and liabilities which relate thereto or are necessary therefor and including specifically: i) All investments of the Demerged Company in Reliance Infocomm Limited, Reliance Communications Infrastructure Limited, Reliance Telecom Limited and World Tel Holdings Limited through which the Demerged Company carries on its business, activities and operations pertaining to telecommunications described in Part 'A' of Schedule IV of the Scheme; ii) All the debts (whether secured or unsecured), liabilities (including contingent liabilities), duties and obligations of the Demerged Company of every kind, nature and description whatsoever and howsoever accruing or arising out of , and all loans and borrowings raised or incurred and utilized for its businesses, activities and operations pertaining to telecommunications described in Part 'B' of Schedule IV of the Scheme; iii) All agreements, rights, contracts, entitlements, permits, licences, approvals, consents, engagements, arrangements and all other privileges and benefits of every kind, nature and description whatsoever relating to the Demerged Company's business, activities and operations pertaining to telecommunications; iv) All intellectual property rights, records, files, papers, data and documents relating to the Demerged Company's business, activities and operations pertaining to telecommunications; and v) All employees engaged in or relating to the Demerged Company's business, activities and operations pertaining to telecommunications.
RIL	Reliance Industries Limited
RIC	Reliance Infocomm Limited, a Public Limited company incorporated under the Provisions of the Companies Act, 1956
RTL	Reliance Telecom Limited, a Public Limited company incorporated under the Provisions of the Companies Act, 1956
RCIL	Reliance Communication Infrastructure Limited, a Public Limited company incorporated under the Provisions of the Companies Act, 1956
WTL	World Tel Holding Limited (Bermuda), a company incorporated under laws prevailing in Bermuda.

General Industry Terms

ADC	Access Deficit Charge
ADSL	Asymmetrical Digital Subscriber Line
ARPU	Average Revenue Per Unit
BFSI	Banking, Finance, Securities and Insurance
BSNL	Bharat Sanchar Nigam Limited
BSS	Business Support System
BTS	Base Trans-Receiver Stations
BTSL	Basic Telephone Services License
CAGR	Compounded Annual Growth Rate
CAPEX	Capital Expenditure
CAS	Conditional Access System
CDMA	Code Division Multiple Access
CIOU	Customer Integrated Operations Unit
CLIP	Calling Line Identification Presentation
CMTS	Cellular Mobile Telephone Services
COPC	Customer Operations Performance Centre
CPP	Calling party Pays
DoT	Department of Telecommunications, under Ministry of Communications and Information Technology, Government of India
DTH	Direct to Home
DWDM	Dense Wavelength Division Multiplexing
FMCG	Fast Moving Consumer Goods
GDR	Global Depository Receipts
GoI	Government of India
GSK	Get Started Kit
GSM	Global System for Mobile Communication
HCC	Handset Change Card
HFC	Hybrid Fibre Co-axial
IDC	Internet Data Centre
ILDS	International Long Distance Service
IP	Internet Protocol
IPLC	International Private Leased Circuit
ISO	International Standard Organization
ISP	Internet Service Provider
IUC	Interconnect Usage Charge
LCO	Local Cable Operator
LDCA	Long Distance Circle Area
MCN	Media Convergence Nodes
MHz	Mega Hertz

MSO	Multi System Operator
MTNL	Mahanagar Telephone Nigam Limited
NBFC	Non Banking Finance Company
Net debt	Long terms debt *less* cash and cash equivalents
NLDS	National Long Distance Service
NLDO	National Long Distance Operator
NTP	National Telecom Policy
OSS	Operation Support System
PC	Personal Computer
PCO	Public Call Office
PIN	Personal Identification Number
PoP	Point of Presence
SCN	Show Cause Notice
SDCA	Short Distance Circle Area
SIM	Subscriber Identity Module
STD	Subcriber Trunk Dialing
TDSAT	Telecom Disputes Settlement Appellate Tribunal
TRAI	Telecom Regulatory Authority of India, constituted under Telecom Regulatory Authority of India Act, 1997 as amended from time to time.
Triple Play Service	Voice, Video (Cable TV) and Data (Internet)
UASL	Unified Access Services Licenses
VSAT	Very Small Aperture Terminal
VSNL	Videsh Sanchar Nigam Limited
WPC	Wireless Planning Commission

CERTAIN CONVENTIONS; USE OF MARKET DATA

Unless stated otherwise, the financial data in this Information Memorandum is derived from our unconsolidated financial statements prepared in accordance with Indian GAAP. Our current financial year commenced on April 1, 2005 and ended on December 31, 2005. In this Information Memorandum, any discrepancies in any table between the total and the sums of the amounts listed are due to rounding-off.

For definitions, please see the section titled "Definitions, Abbreviations and Industry Related Terms".

All references to "India" contained in this Information Memorandum are to the Republic of India. All references to "Rupees" or "Rs." are to Indian Rupees, the legal currency of the Republic of India.

Unless stated otherwise, industry data used throughout this Information Memorandum has been obtained from industry publications. Industry publications generally state that the information contained in those publications has been obtained from sources believed to be reliable but that their accuracy and completeness are not guaranteed and their reliability cannot be assured. Although we believe that industry data used in this Information Memorandum is reliable, it has not been independently verified.

The Equity shares of Reliance Communications Infrastructure Limited, Reliance Infocomm Limited, Reliance Telecom Limited and WorldTel Holdings Limited (Bermuda) are not listed on any Stock Exchange. The information included in this Information Memorandum about Reliance Communications Infrastructure Limited, Reliance Infocomm Limited, Reliance Telecom Limited and World Tel Holdings Limited (Bermuda) and other listed and unlisted companies is based on their respective Annual Reports and their respective information made publicly available by the respective companies.

FORWARD LOOKING SATEMENTS

We have included statements in this Information Memorandum, that contain words or phrases such as "will", "aim", "will likely result", "believe", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations of such expressions that are "forward-looking statements".

All forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated by the relevant forward-looking statement. Important factors that could cause actual results to differ materially from our expectations include, among others:

- General economic and business conditions in India and other countries;
- Our ability to successfully implement our strategy, our growth and expansion plans and technological changes;
- Changes in the value of the Rupee and other currency changes;
- Changes in Indian or international interest rates;
- Changes in laws and regulations in India;
- Changes in political conditions in India; and
- Changes in the foreign exchange control regulations in India.

For further discussion of factors that could cause our actual results to differ, see the section titled "Risk Factors". By their nature, certain risk disclosures are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses could materially differ from those that have been estimated.

We do not have any obligation to, and do not intend to, update or otherwise revise any statements reflecting circumstances arising after the date hereof or to reflect the occurrence of underlying events, even if the underlying assumptions do not come to fruition.

RISK FACTORS

An investment in equity shares involves a high degree of risk. You should carefully consider all of the information in this Information Memorandum, including the risks and uncertainties described below. If any of the following risks actually occur, our business, financial condition and results of operations could suffer, the trading price of our Equity Shares could decline, and you may lose all or part of your investment.

Internal Risk Factors

We rely on the ability of our operating companies to generate earnings and pay dividends to us, and any decline in the earnings of our operating companies or their ability to pay dividends to us would materially and adversely affect our earnings and operational flexibility

Reliance Communication Ventures Limited ("RCVL") is a Resulting Company which has been vested with the Telecommunication Undertaking, pursuant to demerger of Reliance Industries Limited (RIL), comprising inter-alia investments in the equity shares of the operating companies viz. Reliance Infocomm Limited (RIC), Reliance Communications Infrastructure Limited (RCIL) and Reliance Telecom Limited (RTL). The Company has also been vested with investments in WorldTel (Bermuda) Limited (WTL). Accordingly, the Company's only source of income presently is mainly from investments in RIC, RCIL and RTL. Any adverse financial impact on the business of these operating companies would have a negative impact on the revenues and profitability of the Company.

We cannot assure you that our operating companies will generate sufficient earnings and cash flows to pay dividends or otherwise distribute sufficient funds to enable us to meet our obligations and expenses or declare dividends. The ability of our operating companies to pay dividends depends on their business considerations. In addition, these operating companies have incurred substantial indebtedness to third parties. The terms of the agreements with some of these third-party lenders restrict our ability to obtain funds from these operating companies. Accordingly, we cannot assure you that our operating companies or our company will be able to pay dividends.

We do not own the majority of the voting shares in all of our operating companies and, as a result, we do not have complete control of these companies, which may limit our ability to cause these operating companies to take actions we believe would be beneficial to our shareholders

We hold less than 50% equity shareholding in the operating companies. The ownership interests in our operating companies do not in every instance provide us with the ability to control all actions that require shareholder approval. Any change in the overall shareholding structure of our company and/or our operating companies may adversely impact the interests of our company and our shareholders. We participate in the management of such operating companies, but we may not have the ability to prevent them from undertaking activities or taking steps or implementing decisions or pursuing strategic objectives that may conflict with the interests or overall strategic objectives of our company and our shareholders.

The Trade Mark Management Agreement, Non Compete Agreement and Shared Services Agreement, executed with RIL, while the company was still under RIL's control, may not be amended to protect the interests of our company, and/or the same may not be implemented, and this may adversely impact interests of our Company and its shareholders.

A Trade Mark Management Agreement, Non Compete Agreement and Shared Services Agreement was executed between our company and RIL, while the company was still under RIL's control. The said Agreements have been executed with the approval of only RIL's nominees on the Board of our company, and despite the dissent of the only Director on the Board representing Shri Anil D. Ambani, under whose control the company now is, and was always intended to remain in the future. The Agreements as signed contain significant, material and fundamental deviations from, and do not correctly reflect, the agreed position arrived at between our Company and RIL for the continued benefit of more than 20 lakh Reliance shareholders.

There is no certainty that the said Trade Mark Management Agreement, and Non Compete Agreements with RIL will be amended to protect the interests of our shareholders, and/or that the same will be implemented at all. Any unfair competition in violation of the agreed position may severely affect the interests of the Shareholders of the Company. Similarly, violation of the understanding for creation, protection and promotion of Trade Marks and Brands and non-provision of certain services may severely undermine the economic value of the Company, which will adversely impact the interests of the Company's shareholders.

Actions by RIL and the erstwhile management of the Company have reduced our financial flexibility, and such actions may not be reversed

The re-organisation of the Reliance Group, as agreed between Shri Mukesh Ambani, Chairman and Managing Director, RIL, and Shri Anil Dhirubhai Ambani, envisaged, interalia, transfer by RIL to the Company of a sum of Rs. 3,100 crore in cash as part of the demerger of the Telecommunication Undertaking in terms of the Scheme, for the continued benefit of over 20 lakh Reliance shareholders.

As against the transfer of the aforesaid amount of Rs. 3,100 crore as per the agreed position, RIL transferred only Rs. 372.08 crore in cash to the Company. The balance amount of Rs. 2,727.92 crore was transferred in the form of deep discount bonds of Reliance Communication Infrastructure Limited held by RIL. This has reduced financial flexibility of RCVL. This action was taken by RIL (while the Company was still under RIL's control), without even the knowledge of the representative of Shri Anil D. Ambani on RCVL's Board.

The reconstituted Board of the Company has decided to take appropriate steps in this regard, but there is no certainty that the actions of RIL and the erstwhile management will be reversed and/or that the agreed position will be restored to protect the interests of our shareholders.

No agreement has been entered into between RIL and the Company, to provide support to the Company and its subsidiaries for import of capital goods, as per the agreed position, and this may be prejudicial to the interests of our Company and our shareholders

As part of the re-organisation of the Reliance Group, as agreed between Shri Mukesh Ambani, Chairman and Managing Director, RIL, and Shri Anil Dhirubhai Ambani, the Mukesh Ambani/RIL Group has to continue to provide support in the shape of export obligations against import of capital goods, as in the past, to the Company and its subsidiaries and affiliates, to enable import of capital goods and services under the EPCG scheme of the Government of India, upto Rs. 10,000 crores during the period from April 1, 2005 to March 31, 2007.

RIL has not yet executed any agreement with the Company, in connection with the above obligation. The reconstituted Board of the Company has decided to take appropriate steps in this regard, but there is no certainty that such agreement will be executed or that the Company and/or its subsidiaries/affliates will get the requisite support as agreed, and this may adversely impact the interests of the Company's shareholders.

Some of our operating companies have a history of losses, substantial capital and operating expenditure, negative cash flows, and working capital deficits, which may continue.

Our operating companies have incurred losses and recorded negative cash flows in the recent past and expect to continue to incur substantial expenditures on account of capital and operational costs, for existing and new projects and businesses, including those businesses which may not as yet have an established customer base. Some of our main operating companies have incurred significant losses and recorded negative cash flows since the commencement of their business. As a matter of prudent and conservative accounting practice, Reliance Infocomm Limited (RIC) and Reliance Communication Infrastructure Limited (RCIL) have made a provision for Rs. Rs. 2,382.93 crore and Rs. Rs.2,104.20 crore, respectively, on account of inter alia bad debts, inventories, claims from government authorities, impairment of assets, and other exceptional and non-recurring expenditure, mainly relating to the period up to 31st March 2005, prior to restructuring of the Reliance group. As of 31 December 2005, based on their unaudited accounts, RIC had an accumulated loss of Rs. 2,685.87 crore, and RCIL had an accumulated loss of Rs. 2,204.98 crore. Some of our operating companies may continue to incur net losses for the foreseeable future. Although our operating companies have experienced growth in revenues in recent periods, this growth rate may not be indicative of future operating results and they will need to generate significant revenues and efficiently control capital and operating expenses to achieve profitability. It cannot be assured that our operating companies will be able to achieve and/or sustain operating profits.

The Government and/or other authorities have initiated several adverse actions, and/or imposed substantial fines and penalties, against some of our operating companies for alleged breach of license conditions and/or other alleged breaches of laws, rules and regulations mainly relating to the period prior to the restructuring of Reliance Group, which if sustained may have material adverse impact on their operations, financial condition and prospects, and there can be no assurance that they will succeed in defense against such actions, and this may adversely impact the interests of our Company and our shareholders

The Government and/or other authorities have initiated several actions, and/or imposed substantial fines and penalties, against some of our operating companies for alleged breach of license conditions and/or other alleged breaches of laws, rules and regulations, mainly relating to the period prior to the restructuring of Reliance Group, which if sustained may have material adverse impact on their operations, financial condition and prospects, and for which they have taken appropriate steps to challenge such actions. However, there can be no assurance that our operating companies will succeed in their defense against such actions, and this may adversely affect our Company and our shareholders. Please also see "OUTSTANDING LITIGATIONS AND MATERIAL DEVELOPMENTS."

We hold certain properties on leasehold or leave and license basis on which BTS and MCNs of our Operating Companies are located. Transfer or renewal of these leasehold/leave and license rights may be delayed or may take place with restrictions or may not take place at all. This may affect the operations of our Operating Companies.

The Company holds certain immovable properties where BTS and MCNs, etc of our operating companies are located, on leasehold or leave and license basis. The leasehold/leave and license rights carry the inherent risks of local levies and/or lease rental escalations and need periodical renewal which may not take place. Further, the effective implementation of these leasehold/leave and license rights in favour of the Company is also dependent on action by the lessors/licensors, which may not be in our control. Transfer of these rights may be delayed or certain restrictions may be imposed or may not be transferred at all. This may affect our effective possession or rights over these assets, warranting relocation, which may adversely impact the services of our operating companies.

Risks Relating to the Telecommunications Industry Generally

We hold significant equity stakes in Reliance Infocomm Limited, Reliance Communication Infrastructure Limited, Reliance Telecom Limited and/or their respective subsidiaries and affiliates (all such entities are hereinafter collectively referred to as the "operating companies"). As a result, the risks to which our operating companies are exposed, an illustrative but not exhaustive list of which appears hereinbelow, may also have significant adverse impact on the Company and the Shareholders.

Required licenses and permits may be difficult to obtain, and once obtained may be amended or revoked or may not be renewed

The operation of telecommunications networks and the provision of related services are regulated to varying degrees by national, state, regional or local governmental and/or regulatory authorities. Operating licenses of our operating companies specify the services they can offer and the frequency spectrum they can utilize for mobile operations. These licenses are subject to review, interpretation, modification or termination by the relevant authorities. It cannot be assured that the relevant authorities will not take any action that could materially and adversely affect the operation of our operating companies. The operating licenses are generally renewable upon expiration. However, it cannot assured that they will be renewed or that any renewal on new terms will be commercially acceptable to our operating companies. If our operating companies fail to renew any of their licenses, they may lose the ability to continue to operate the affected business, and the realizable value of their relevant network infrastructure and related assets may be materially and adversely affected.

The deployment of networks by our operating companies requires various approvals or permits from national, state, regional or local governmental and/or regulatory authorities, particularly in relation to establishing cell sites. These approvals and permits may include building, construction and environmental permits, antenna and mast deployment approvals and other various planning permissions. Our operating companies have experienced, and may continue to experience, difficulties in obtaining some of these approvals and permits which may require them to seek alternative cell sites and/or incur considerable effort and expense where a suitable alternative cell site is not available.

It cannot be assured that the difficulties our operating companies have experienced, or may continue to experience, in obtaining required approvals or permits will not materially and adversely affect their financial condition, results of operations and prospects.

Some of the licenses impose network build-out and other operating targets and conditions, and our operating companies may be subject to fines or our licenses could be revoked if they fail to meet these conditions

The rules of some government regulatory authorities having jurisdiction over operations of our operating companies require them to meet specified network build-out requirements and schedules. In addition, their licenses typically require satisfaction of various obligations, including minimum specified quality, service, coverage criteria and capital investment. Failure to comply with these obligations could result in the imposition of fines or the revocation or forfeiture of the license for that area. Furthermore, the need to meet scheduled deadlines may cause them to expend more resources than otherwise budgeted for a particular network build-out. It cannot be assured that our operating companies will be able to fully comply with the terms and conditions of these licenses and permits.

Failures by our operating companies to comply with applicable law with respect to required licenses, permits or consents could materially and adversely affect our financial condition, results of operations and prospects.

Rapid technological changes may increase competition and render technologies, products or services of the operating companies obsolete

The telecommunication services industry is characterized by rapid technological change and significant capital requirements. Given the fast pace of technological innovation in the telecommunication sector, our operating companies face the risk of technology becoming obsolete and may need to invest significantly large amounts to upgrade their networks or use new technologies. It cannot be assured that the services enabled by new technologies will be accepted by customers to the extent required to generate an acceptable rate of return. In addition, the operating companies face the risk of unforeseen complications in the deployment of these new services and technologies, and it cannot be assured that the estimate of the necessary capital expenditure to offer such services will not be exceeded. New services and technologies may not be developed and/or deployed according to expected schedules or may not achieve commercial acceptance or be cost effective. The failure of the operating companies' services to achieve commercial acceptance could result in additional capital expenditures or a reduction in profitability. Any such charge could materially and adversely affect their financial condition and the results of our operations.

Our operating companies are dependent on interconnection with their competitors' networks and associated infrastructure as well as roaming arrangements with other telecommunications operators

The ability of our operating companies to provide commercially viable mobile and fixed-line telecommunications services depends, in part, upon their interconnection arrangements with other telecommunications operators. In particular, they are dependent on interconnection with their competitors' mobile and fixed-line networks and associated infrastructure for the successful operation of business. The framework by which interconnection charges are made are regulated by the relevant government authorities. Any change to the framework or the basis upon which interconnection charges are made is likely to require the renegotiation of the interconnection agreements. It cannot be assured that our operating companies will be able to maintain their interconnection agreements on terms that are commercially acceptable or that any material increase in the interconnection expenses would not have a material adverse effect on the financial condition and the results of operations of our operating companies.

Our operating companies are also dependent upon roaming agreements with other telecommunications operators as a source of revenues when the other telecommunications operators' customers roam on their networks. If these roaming agreements were to terminate, or if the other telecommunications operators were to deploy incompatible technologies, roaming revenues and profits of our operating companies may be materially reduced, and our customer base may also be impacted.

The ability to deliver services by our operating companies may be interrupted due to a systems failure or shutdown in our networks

Services of our operating companies are currently carried through our mobile and fixed-line telecommunications networks, as well as through their transmission networks comprised of optical fiber cable, microwave, submarine cable and satellite transmission links. These networks may be vulnerable to damage or interruptions in operations due to adverse weather conditions, earthquakes, fires, floods, power loss, telecommunications failures, software flaws, transmission cable cuts or similar events. Any failure of the networks, servers, or any link in the delivery chain that results in an interruption in the operations or an interruption in the provision of any of the services of our operating companies, whether from operational disruption, natural disaster, military or terrorist activity, or otherwise, could damage the ability to attract and retain subscribers and materially and adversely affect their financial condition, results of operations and prospects.

The spectrum allocated to our operating companies may be insufficient for the expansion of their mobile telecommunications business

The operation of mobile telecommunications networks of operating companies is limited by the amount of spectrum allocated to them in the jurisdictions where they operate. Allocation of spectrum is determined by the relevant governmental authorities. In determining spectrum allocation, governmental authorities generally seek to ensure choice of services, efficient use of spectrum and continuity of customer service while maintaining technology neutrality and providing a stable investment environment. The current spectrum allocation may not be sufficient for expected subscriber growth going forward, and the future profitability of our operating companies may be materially and adversely affected if their allocated spectrum proves inadequate in the future for the expansion of their mobile telecommunications business.

Our operating companies may be adversely affected by changes in the tariff structures for their services

Our operating companies are subject to regulations on their tariff structures. There can be no forecast or assurance on the timing, likelihood or likely magnitude of any future tariff adjustments generally or the extent of any potential impact such tariff adjustments would have on the business of operating companies. It cannot be assured that the business, financial condition and the results of operations of our operating companies will not be materially and adversely affected by any government-mandated or other tariff adjustments in the future.

The business of our operating companies relies on sophisticated billing and credit control systems, and any problems with these systems could interrupt the operations

Sophisticated billing and credit control systems are critical to the ability of our operating companies to increase revenue streams, avoid revenue losses, monitor costs and potential credit problems and bill their customers properly and in a timely manner. New technologies and applications are expected to create increasing demands on billing and credit control systems. Any damage or interruptions in operation or failure of servers, which are used for the billing and credit control systems of our operating companies, could result in an interruption in their operations, and this in turn could materially and adversely affect their financial condition, results of operations and prospects.

The ability to provide commercially viable telecommunications services depends, in part, upon various intellectual property rights owned by our operating companies and those licensed from third parties

Our operating companies rely on third-party licenses and other intellectual property arrangements to enable them to carry on their business. It cannot be assured that the intellectual property rights owned by or licensed to our operating companies will not be challenged or circumvented by competitors or other third parties, or that the relevant intellectual property rights are valid, enforceable or sufficiently broad to protect our interest or will provide them with any competitive advantage. Any loss or withdrawal of those intellectual property rights could affect the ability of our operating companies to provide their services and could adversely affect their financial condition, results of operations and prospects.

Concerns about health risks relating to the use of mobile handsets may adversely affect prospects of our operating companies

Media and other reports have linked radio frequency emissions from mobile handsets to various health concerns, including cancer, and to interference with various electronic medical devices, including hearing aids and pacemakers. We are not aware of any definitive studies showing that radio frequency emissions cause health problems, but concerns over radio frequency emissions may discourage the use of mobile handsets in the countries in which our operating companies conduct business, which could have a material adverse effect their business, financial condition and results of operations. Research and studies are ongoing, and it cannot be assured that further research and studies will not demonstrate a link between radio frequency emissions and health concerns.

Our operating companies face significant and intense competition in their markets, which could result in decreases in current and potential customers, revenues and profitability

Our operating companies face significant competition in their markets. In particular, competition is expected to intensify among providers of mobile telecommunications services, and this will continue to drive prices for services and handsets lower. In addition, number portability requirements, which would enable customers to switch their providers of mobile telecommunications services without changing their mobile phone numbers, may be introduced in the markets in which our operating companies operate in the future. These developments could lead to greater movement of customers among providers of mobile telecommunications services, known as churn, which could increase the marketing, distribution and administrative costs of the operating companies, slow growth in the subscribers and reduce their revenues. As a substantial number of the subscribers of our operating companies are prepaid, they do not have long-term contracts with those subscribers and are more susceptible to subscriber churn in these markets.

The market position of our operating companies will also depend on effective marketing initiatives and their ability to anticipate and respond to various competitive factors affecting the industry, including new services, pricing strategies by competitors and changes in consumer preferences and economic, political and social conditions in the markets in which we operate. Any failure by our operating companies to compete effectively, including in terms of pricing of services, acquisition of new subscribers and retention of existing subscribers, could have a material adverse effect on their financial condition and the results of our operations.

Risk of Force Majeure, Political, Economic and War Risks

The operations of our operating companies are dependent upon their ability to protect their network infrastructure against damage from fire, earthquake, floods, weather conditions, telecommunications failures, software flaws, transmission cable cuts, power loss and similar events and to construct networks that are not vulnerable to the effects of such events. The occurrence of a natural disaster or other unanticipated problem at the facilities of our operating companies, or at sites of their switches or other equipment could cause interruptions in the service and data communications capacity required by the operating companies. Any damage or failure that causes interruptions in the operations could have a material adverse effect on their business, operating results and financial condition. Performance may be affected by a number of factors beyond the control of our operating companies including political and economic developments both inside and outside India.

Intellectual property rights in the brands.

Some of our operating companies do not own all of their intellectual property rights in the brand names used by them for marketing their services. If any of the brands under which our operating companies operate become unavailable, they could face disruptions in its operations and, as a consequence, their financial condition and the results of their operations could be materially and adversely affected.

Our operating companies depend on certain key personnel, and their business and growth prospects may be disrupted if they lose their services of such personnel

The future success of our operating companies is dependent upon the continued service of their key executives and employees. It cannot be assured that we will be able to retain these executives and employees. If one or more of the key personnel were unable or unwilling to continue in their present positions, or if they joined a competitor or formed a competing company, the business of our operating companies may be significantly disrupted and their financial condition and results of operations may be materially and adversely affected. It cannot be assured that our operating companies will be able to attract and retain the key personnel that they will need to achieve the business objectives.

Outstanding litigation

The results of operations, and financial position, and liquidity of the operating companies could be affected by significant legal proceedings or investigations which are adverse to the interests of our operating companies. Moreover, such litigation or investigations may be time consuming, distracting to management, expensive and difficult to predict, and this may adversely affect the business. Please also see "OUTSTANDING LITIGATIONS AND MATERIAL DEVELOPMENTS."

External Risk Factors

Downturns or disruptions in the securities markets could reduce transaction volumes, and could cause a decline in the business and impact our profitability.

We are affected directly by national and global economic and political conditions, broad trends in business and finance, disruptions to the securities markets and changes in volume and price levels of securities and future transactions.

Future sales by shareholders could cause the price of equity shares to decline.

As there is no lock-in provision on the equity shares after listing, sale of substantial number of equity shares could lead to fall in market prices of the equity shares.

After this listing, the prices of our Company's equity shares may be volatile, or an active trading market for our Company's equity shares may not develop.

There has been no public market for our Company's equity shares till now, and no history of public disclosure of information relating to our company and/or our operating companies, and the prices of our Company's equity shares may fluctuate after this listing. There can be no assurance that an active trading market for the equity shares will develop or be sustained after this listing. Our Company's share price could be volatile.

INTRODUCTION

Summary

You should read the following summary together with the risk factors and the more detailed information about us and our financial results included elsewhere in this Information Memorandum.

Industry and Business Overview

Pursuant to the scheme, the Telecommunication Undertaking stands vested in the Company, comprising inter-alia investment in the operating companies as under:

Sr. No.	Investee Company	Instrument	Face value (Per share)	No. of shares	% shareholding
1.	Reliance Communications Infrastructure Limited	Equity Shares	Re. 1	900,000,000	45.00
2.	Reliance Infocomm Limited	Equity Shares	Re. 1	3,192,585,350	45.34
3.	Reliance Telecom Limited	Equity Shares	Rs. 10	7,095,130	35.60
4.	World Tel Holding Limited (Bermuda)	Equity Shares	US $ 0.05	69,524	3.98
5.	Reliance Telecom Limited	Preference shares	Rs. 10	45,000,000	100.00

The Telecommunication Undertaking also comprised, inter alia, certain fixed assets aggregating to Rs. 166.24 crores, which have been given on lease/leave-and-license basis to RIC, RCIL and others entities. RCVL has earned rentals/lease rentals of Rs. 6.46 crores for the period ended December 31, 2005. The said lease/leave-and-license arrangements are expected to continue.

The Company's main source of income presently will be the return from its investments in these companies.

None of these companies is a subsidiary of the Company.

Please refer to the section "Risk Factors", "About Reliance Communication Ventures Limited" and "Key Investments" for more details.

GENERAL INFORMATION

Reliance Communication Ventures Limited (RCVL) (the "Telecommunication Resulting Company") was originally incorporated on July 15, 2004, under the Companies Act, 1956 as Reliance Infrastructure Developers Private Limited. The status of the Company was changed to Public Limited Company on July 25, 2005. The name has since been changed to its present name, viz. Reliance Communication Ventures Limited, with effect from August 3, 2005.

Registered Office of Company

Reliance Communication Ventures Limited
H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710.
Tel: 022-3038 6286
Fax: 022- 3037 622

Registration Number: 11-147531

Address of Registrar of Companies:

Registrar of Companies, Maharashtra, Mumbai
100 Everest Building, Marine Drive,
Mumbai – 400 002

Board of Directors as on the date of filing of the draft Information Memorandum

No.	Name
1.	Shri Anil D. Ambani
2.	Prof. J. Ramachandran
3.	Shri S. P. Talwar

For further details of the Board of Directors of the Company, please see the section titled "Management".

Company Secretary and Compliance Officer

Hasit Shukla
Dhirubhai Ambani Knowledge City, Navi Mumbai- 400 710.
Telephone: 022-3032 7300 / 3038 6286
Fax: 022- 3037 6622,
Email: hasit.shukla@rel.co.in

Bankers to the Company

ICICI Bank
Free Press Building,
Free Press Journal Road,
215, Nariman Point,
Mumbai - 400 021
Telephone: 022-22853594
Fax: 022-22853591
Email: hiten.dave@icicibank.com

Auditors

RSM & Co.
Chartered Accountants
Ambit, RSM House, 449,
Senapati Bapat Marg,
Lower Parel, Mumbai 400 013
Telephone: 91-22-39821819
Fax: 91-22-39823020
Email: geninfo@rsmin.com

Share Transfer Agent:

Karvy Computershare Private Limited
Plot No. 17 – 24,
Vittal Rao Nagar, Madhapur,
Hyderabad - 500 081
Telephone: 91-40-23431545
Fax: 91-40-23431551
Email: praveendmr@karvy.com
Contact Person: Praveen Chaturvedi

CAPITAL STRUCTURE

SHARE CAPITAL

Upon issue and allotment of shares pursuant to the Scheme, the Share Capital of the Company is as follows:

A.	Authorized Share Capital 1,30,00,00,000 equity Shares of Rs. 5 each [4]	Rs. 6,50,00,00,000/-
B.	Paid up Share Capital Issued Subscribed and Paid Up Capital[3] 1,22,31,30,422 Equity Shares of Rs. 5 each	Rs. 6,11,56,52,110
C.	Share Premium Account Before the Scheme After the Scheme	 - -

1) The Authorized share capital of the Company at the time of incorporation was Rs. 1,00,000 divided in to 10,000 equity shares of Rs. 10 each. Subsequently the Authorized share capital was increased to Rs. 5,00,000 vide resolution passed at its Extra-Ordinary General Meeting held on 21st July 2005.

2) The authorized Share Capital was further modified by subdividing 50,000 equity Shares of Rs. 10 each into 1,00,000 equity shares of Rs. 5/- each, vide an ordinary resolution passed at the Extra-Ordinary General Meeting held on 11th August 2005.

3) The authorized share capital of the Company has been increased to Rs. 650 crores divided into 130 crores equity shares of Rs. 5/- each in terms of Clause 15(1)(d) of the Scheme and vide resolution passed at the Extra-Ordinary General meeting held on 24th December 2005.

4) As per Clause 15.2 of the Scheme the Company has issued and allotted 1,22,31,30,422 equity shares to the eligible members of Reliance Industries Limited (except the Specified Shareholders as defined in Clause 1.37 of the Scheme) on 27th January 2006.

5) Prior to the allotment of shares as per Scheme of Arrangement the Issued, Subscribed, and Paid up Share Capital of the Company was Rs 5,00,000 divided into 50,000 equity shares of Rs. 10 each. As per Clause 16.2 (d) of the Scheme the Existing Shareholding of RIL (50,000 equity shares of Rs. 10 each) in the Company stands cancelled.

Notes to Capital Structure

1) Share Capital history of our Company:

Sr. No.	Date of Allotment	Date when Fully Paid-up	Consideration	No of Equity Shares	Face Value (Rs.)	Issue Price (Rs.)	% of post Arrangement paid-up Capital	Lock-in period
1	July 16, 2004	July 16, 2004	Cash	10,000	10	10	NIL	NIL
2.	July 25, 2005	July 25, 2005	Cash	40,000	10	10	NIL	NIL
3.	August 11, 2005		Subdivision of shares					
4.	January 27, 2006	January 27, 2006	Issuance pursuant to the Scheme	1,223,130,422	5/-	N.A.	100%	NIL
5.	January 27, 2006	January 27, 2006	Cancellation pursuant to Scheme	(50,000)	10/-	10/-	NIL	N.A.

2) Save and except inter-se transfer of shares amongst Group (viz. Anadha Enterprise Private Limited and Bhavan Mercantile Private Limited, Aavaran Textiles Private Limited, Akshar Traders Private Limited, Amur Trading Private Limited, Anumati Mercantile Private Limited, Bahar Trading Private Limited, Bhumika Trading Private Limited, Clarion Investments And Trading Company Private Limited, Dainty Investments And Leasings Private Limited, Ekansha Enterprise Private Limited, Eklavya Mercantile Private Limited, Fiery Investments & Leasing

Private Limited, Florentine Trading Private Limited, Hercules Investments Private Limited, Jagdanand Investments And Trading Company Private Limited, Jagdishvar Investments And Trading Company Private Limited, Jogiya Traders Private Limited, Kankhal Investments And Trading Company Private Limited, Kedareshwar Investments And Trading Company Private Limited, Kudrat Investment And Leasing (India) Private Limited, Lazor Syntex Private Limited, Madhuban Merchandise Private Limited, Nikhil Investments Company Private Limited, Ornate Traders Private Limited, Orson Trading Private Limited, Pams Investments And Trading Company Private Limited, Pratiksha Finance & Leasing Company Private Limited, Pururava Traders Private Limited, Radharaman Textiles Trading Private Limited, Rajniketan Traders Private Limited, Rashi Trading Company Private Limited, Reliance Enterprises Limited, Reliance Industrial Infrastructure Limited, Reliance Welfare Association, Real Fibres Private Limited, Reliance Consolidated Enterprises Private Limited, Rishiraj Merchandise Private Limited, Riyaz Trading Private Limited, Sanatan Textrade Private Limited, Sanchayita Mercantile Private Limited, Shangrila Investments And Trading Company Private Limited, Silkina Trading Private Limited, Silvassa Hydrocarbons & Investments Private Limited, Soumya Finance And Leasing Company Private Limited, Sumiran Investments Private Limited, Swarag Traders Private Limited, Tresta Trading Private Limited, Velocity Trading Private Limited, Vita Investments And Trading Company Private Limited and Yangste Trading Private Limited), the Promoters of the Company, their relatives and associates and their directors have not purchased or sold or financed, directly or indirectly, any equity shares of RCVL from the date of approval of the Scheme by the High Court till the date of submission of this Information Memorandum.

Shareholding pattern of the Company before and after the Scheme (as on the date of Information Memorandum)

		Pre Demerger		Post Demerger	
CATEGORY		NO. OF EQUITY SHARES	%	NO. OF EQUITY SHARES	%
A	PROMOTERS HOLDING				
1	Promoters				
(a)	Indian Promoters @	*50,000	100.00	49 58 94 812	40.54
(b)	Foreign Promoters	0	0.00		
	Sub Total	50,000	100.00	**49 58 94 812**	**40.54**
B	NON-PROMOTERS HOLDING				
1	Institutional Investors				
(a)	Mutual Funds and UTI	0	0.00	1 96 71 655	1.61
(b)	Banks, Financial Institutions, Insurance Companies (Central/State Gov. Institutions/ Non-Government Institutions)	0	0.00	7 96 47 343	6.51
(c)	FIIs	0	0.00	30 82 87 922	25.20
	Sub Total	0	0.00	**40 76 06 920**	**33.32**
2	Others				
(a)	Private Corporate Bodies	0	0.00	4 32 91 281	3.54
(b)	Indian Public	0	0.00	19 98 45 038	16.34
(c)	NRIs/OCBs	0	0.00	1 28 22 630	1.05
(d)	Any other (please specify)				
(e)	The Bank of New York as Depository (for GDRs)	0	0.00	6 36 69 741	5.21
	Sub Total	0	0.00	**31 96 28 690**	**26.14**
	GRAND TOTAL	**50,000**	**100.00**	**122 31 30 422**	**100.00**

* In terms of the Scheme, the existing paid-up capital of RCVL held by Reliance Industries Limited has been cancelled.
@ Includes Persons Acting in Concert as per Clause 2.1(h) of SEBI Takeover Code.

List of the persons/entities comprising Promoter group

As on the date of this Information Memorandum, the Promoter group of the Company is as under:

Sr.	Name of the shareholder	Initial Subscription at the time of incorporation	No. of shares allotted (Under the Scheme)	Total no of shares	% Holding
A.	Promoter				
1.	Shri Anil D Ambani	Nil	18 59 171	18 59 171	0.15
2.	Smt. Tina A Ambani	Nil	16 50 832	16 50 832	0.13
3.	Smt. Kokila D Ambani	Nil	36 65 227	36 65 227	0.30
4.	JaiAnmol A Ambani (through Father and Natural Guardian Anil D. Ambani)	Nil	16 69 759	16 69 759	0.14
5.	JaiAnshul A. Ambani (through Father and Natural Guardian Anil D. Ambani)	Nil	100	100	0.00
6.	AAA Global Business Enterprises Private Limited	Nil	1 15 29 001	1 15 29 001	0.94
7.	Anadha Enterprise Private Limited*	Nil	63	27 02 92 719	22.10
8.	Bhavan Mercantile Private Limited*	Nil	63	15 59 55 881	12.76
B.	Persons Acting in Concert with the Promoter				
1	Reliance Capital Limited	Nil	1 64 93 158	1 64 93 158	1.35
2	Other companies under Group		45 90 27 564	3 27 78 964	2.67
	Total -->		**49 58 94 812**	**49 58 94 812**	**40.54**

* Shares acquired by way of inter-se transfer amongst Group.

The list of top 10 shareholders of the Company and the number of Equity Shares held by them

a) Top ten shareholders on the date of filing the Information Memorandum

Sr. No.	Name of Shareholders	Number of Equity Shares
1.	*Anadha Enterprise Private Limited	27 02 92 719
2.	*Bhavan Mercantile Private Limited	15 59 55 881
3.	The Bank of New York as Depository (for GDRs)	6 36 69 741
4.	Life Insurance Corporation of India	6 29 97 668
5.	Reliance Enterprises Limited	3 15 20 000
6.	Europacific Growth Fund	2 02 60 718
7.	Reliance Capital Limited	1 64 93 158
8.	Merrill Lynch Capital Markets Espana S.A. S.V.	1 32 86 947
9.	HSBC Global Investment Funds A/C HSBC Globalinvestment Funds Mauritius Limited	1 20 17 980
10.	AAA Global Business Enterprises Private Limited	1 15 29 001

* These Companies have confirmed to acquire the entire shareholding of the company at Sr. No. 5, by way of inter-se transfer amongst Group.

b) Top ten shareholders 10 days prior to the date of the Information Memorandum

Sr. No.	Name of Shareholders	Number of Equity Shares
1.	*Anadha Enterprise Private Limited	27 02 92 719
2.	*Bhavan Mercantile Private Limited	15 59 55 881
3.	The Bank of New York as Depository (for GDRs)	6 36 69 741
4.	Life Insurance Corporation of India	6 29 97 668
5.	Reliance Enterprises Limited	3 15 20 000
6.	Europacific Growth Fund	2 02 60 718
7.	Reliance Capital Limited	1 64 93 158
8.	Merrill Lynch Capital Markets Espana S.A. S.V.	1 32 86 947
9.	Hsbc Global Investment Funds A/C Hsbc Globalinvestment Funds Mauritius Limited	1 20 17 980
10.	AAA Global Business Enterprises Private Limited	1 15 29 001

* These Companies have confirmed to acquire the entire shareholding of the company at Sr. No. 5, by way of inter-se transfer amongst Group.

c) Top ten shareholders of the Company on the date of incorporation.

Sr. No.	Name of Shareholders	Number of Equity Shares on the date of Incorporation of Reliance Communication Ventures Limited.
1.	Reliance Energy Investment Private Limited	2,500
2.	Reliance Energy Management Services Private Limited	2,500
3.	BSES Trading Private Limited	2,500
4.	Powersurfer Interactive (India) Private Limited	2,490
5.	Vinayak V. Joshi	10
	TOTAL	10,000

Notes:

1) As on the date of this Information Memorandum, there are no outstanding warrants, options or rights to convert debentures, loans or other instruments into equity shares of the Company.

2) The Company, its directors, its promoters have not entered into any buy-back, standby or similar arrangements to purchase equity shares of the company from any person.

3) There will be no further issue of capital by RCVL whether by way of issue of bonus shares, preferential allotment, rights issue or in any other manner during the period commencing from the date of approval of the Scheme by the High Courts till listing of the Equity Shares.

4) There shall be only one denomination for the Equity Shares of the Company, subject to applicable regulations and Company shall comply with such disclosure and accounting norms specified by SEBI, from time to time.

5) The Company has 20,27,814 members as on the date of filing this Information Memorandum.

6) None of Equity shares of the Company were under lock-in prior to the Scheme.

SCHEME OF ARRANGEMENT

Rationale for demerger as set forth in the Scheme of Arrangement with respect to Telecommunication Services Business of Reliance Industries Limited

The business carried on by Reliance Industries Limited (the "Demerged Company") by itself and through its subsidiaries and affiliate companies and through strategic investments in the Telecommunication Undertaking, has significant potential for growth. The nature of risk and competition involved in each of the businesses undertaken by the Demerged Company, including the Telecommunication Undertaking, is distinct from others and consequently each business or undertaking is capable of attracting a different set of investors, strategic partners, lenders and other stakeholders. In order to enable distinct focus of investors to invest in some of the key businesses and to lend greater focus to the operation of each of its diverse businesses, the Demerged Company proposes to re-organize and segregate by way of a demerger, its business and undertakings engaged in wireless and wireline telecommunication services, which comprises the Telecommunication Undertaking.

The Telecommunication Undertaking has tremendous growth and profitability potential and is at a stage where it requires focused leadership and management attention. Hence, simultaneously, with the re-organisation and segregation of the business, the Demerged Company also intends to re-organise the management of the business and undertaking to provide focused management attention and leadership required by the business which is to be segregated and demerged. In particular, Anil D. Ambani, the erstwhile Vice Chairman & Managing Director of the Demerged Company would take responsibility for providing such focused management attention and leadership to the Telecommunication Undertaking whereas Mukesh D. Ambani, Chairman & Managing Director of the Demerged Company would continue to lead the businesses retained by the Demerged Company including, in particular petrochemicals, refining, oil and gas exploration and production, textiles and other businesses.

Under the Scheme of Arrangement, the Demerged Company's undertakings comprising its interests and strategic investments in the telecommunications business be segregated and demerged, pursuant to a Scheme of Arrangement under Sections 391 to 394 of the Act, and transferred to the Company for achieving independent focus in these areas. The Demerged Company will continue its interests in the businesses of petrochemicals, refining, oil and gas exploration and production and textiles and develop new areas in the economic development of the country.

Clause 19 of the Scheme reads as under:

"19. Agreements

The Resulting Companies will have the right to use the "Reliance" brand and logo and suitable agreements will be entered into in this regard. Further, suitable arrangements would also be entered into in relation to (i) non-competition in relation to the businesses of the Demerged Undertakings and the Remaining Undertaking; (ii) supply of gas for power projects of Reliance Patalganga Power Limited and REL with the Gas Based Energy Resulting Company; and (iii) Transfer of leasehold rights of RIL to the relevant Resulting Company with respect to the relevant Demerged Undertaking."

Clause 12.2 of the Scheme reads as under:

12.2 (a) Pursuant to the provisions of Clause 12.1 above, each of the Resulting Companies shall issue to the Depository representing the holders of GDRs of the Demerged Company, shares of the Resulting Companies in accordance with the relevant Share Entitlement Ratio. Subject to Clause (b) below, the Depository of the Demerged Company shall hold such shares of the Resulting Companies on behalf of the holders of GDRs of the Demerged Company;

(b) (i) Each of the Resulting Companies may, on or before expiry of 150 (One hundred and fifty) days from the Record Date, in consultation with the Depository for the GDR holders of the Demerged Company and by entering into appropriate agreements with the said Depository or any other Depository (appointed by the Resulting Companies) for the issuance of GDRs, (whether listed or otherwise), instruct such Depository to issue GDRs of the Resulting Companies, or any of them, to the holders of GDRs of the Demerged Company and any such issue of GDRs shall be irrevocably put in motion within the said period. Subject to sub-clause (ii) below, if the Resulting Companies have not had such GDRs issued as aforesaid, the Bank of New York as the Depository for the Demerged Company shall, without reference to the Resulting Companies, sell the shares of the Resulting Companies in the open domestic market and distribute the net sale proceeds to such GDR holders on a proportionate basis.

(ii) Notwithstanding anything contained in sub-clause (i) above, any holder of GDRs of the Demerged Company may at anytime after the Record Date, but prior to the issuance of GDRs by a Resulting Company, instruct the Depository to transfer the underlying shares of such Resulting Company to such GDR holder. In such case, the relevant Resulting Company shall obtain such permissions as may be necessary.

(c) The holders of GDRs of the Demerged Company who wish to directly receive shares of the Resulting Companies may surrender the GDRs of the Demerged Company held by them before the Record Date in exchange for shares of the Demerged Company. Such GDR holders holding shares of the Demerged Company on the Record Date shall then be entitled to receive shares of Resulting Companies in accordance with the Share Entitlement Ratio under Clause 12.1 above.

Approvals with respect to the Scheme of Arrangement

The Honorable High Court of Judicature at Bombay, vide Orders dated December 9, 2005 have approved the Scheme of Arrangement amongst Reliance Industries Limited ("RIL") and Reliance Communication Ventures Limited ("RCVL"), Reliance Energy Ventures Limited, Global Fuel Management Services Limited (since named as Reliance Natural Resourcs Limited), and Reliance Capital Ventures Limited and their respective shareholders and creditors (the "Scheme") pursuant to this Scheme the investment held by RIL in Reliance Communications Infrastructure Limited, Reliance Telecom Limited, Reliance Infocomm Limited and WorldTel Holding Limited has been transferred to and vested in RCVL w.e.f. September 1, 2005 (i.e. the Appointed Date under the Scheme) under Section 391 to 394 of the Companies Act, 1956. In accordance with the said Scheme, the Equity shares of RCVL issued pursuant to the Scheme, subject to applicable regulations shall be listed and admitted to trading on the Bombay Stock Exchange Limited ("BSE") and the National Stock Exchange of India Limited ("NSE"). Such listing and admission for trading is not automatic and will be subject to such other terms and conditions as may be prescribed by the Stock Exchanges at the time of application by RCVL seeking listing.

The aforesaid Order of the Honorable High Court of Judicature at Bombay was filed by RIL and RCVL with the Registrar of Companies ("ROC"), Maharashtra on December 21, 2005, which is the Effective Date of the Scheme.

Subsequently, SEBI, vide its letter CFD/DIL/SC/58120/2006 dated January 19, 2006 has granted relaxation from the strict enforcement of the requirement of Rule 19(2)(b) of the Securities Contract Regulation (Rules), 1957 (SCRR) for the purpose of listing of shares of RCVL subject to the transferee company, viz, RCVL, complying with all the provisions of Clause 8.3.5 of the SEBI (DIP) Guidelines, 2000.

RCVL has submitted its Information Memorandum, containing information about itself, making disclosures in line with the disclosure requirement for public issues, as applicable, to BSE and NSE for making the said Information Memorandum available to public through their websites.

This Information Memorandum is made available on the website of RCVL (www.rcovl.com), website of BSE (www.bseindia.com/ipo/schema.asp) and website of NSE (www.nseindia.com/content/equities/RCVLIM.pdf).

RCVL will publish an advertisement in the newspapers containing its details in line with the details required as per clause 8.3.5.4 of SEBI (DIP) Guidelines. The advertisement will draw a specific reference to the availability of this Information Memorandum on the website of RIL as well as the Stock Exchanges.

RCVL also undertakes that all material information about itself shall be disclosed to stock exchanges on a continuous basis so as to make the same available to public, in addition to the requirements, if any, specified in Listing Agreement for disclosures about the subsidiaries.

STATEMEMT OF TAX BENEFITS

The statement of tax benefits has been certified by our auditors M/s. RSM & Co., Chartered Accountants vide their letter dated January 25, 2006.

As per the present provisions of Income-tax Act, 1961 (hereinafter referred to as "the Act") and other laws as applicable for the time being in force in India, the following tax benefits are available to the Company and to the shareholders of the Company, subject to fulfillment of prescribed conditions:

A. To the Company under the Income Tax Act, 1961 ('the Act')

1. Under Section 32 of the Act, the Company is entitled to claim depreciation allowance at the prescribed rates on all its tangible and intangible assets acquired and put to use for its business.

2. Under Section 10(34) of the Act, dividend income (whether interim or final) received by the Company from any other domestic company (in which the company has invested) is exempt from tax in the hands of the Company.

3. The income received by the Company from distribution made by any mutual fund specified under Section 10(23D) of the Act or from the Administrator of the specified undertaking or from the specified companies referred to in Section 10(35) of the Act is exempt from tax in the hands of the Company under Section 10(35) of the Act.

4. Under Section 10(38) of the Act, the Long-term Capital Gains arising on transfer of equity shares in any other company or units of equity oriented mutual funds, which are chargeable to Securities Transaction Tax, are exempt from tax in the hands of the company.

5. As per the provisions of Section 112(1)(b) of the Act, other Long-term Capital Gains arising to the Company are subject to tax at the rate of 20% (plus applicable surcharge and education cess). However, as per the Proviso to that section, the long-term capital gains resulting from transfer of listed securities or units or zero coupon bonds [not covered by Section 10(36) and 10(38) of the Act], are subject to tax at the rate of 20% on long-term capital gains worked out after considering indexation benefit (plus applicable surcharge and education cess), which would be restricted to 10% of Long-term capital gains worked out without considering indexation benefit (plus applicable surcharge and education cess).

6. As per the provisions of Section 111A of the Act, Short-term Capital Gains arising to the Company from transfer of Equity Shares in any other company or from sale of units of any equity oriented mutual fund defined in Section 10(38) of the Act, are subject to tax @ 10% (plus applicable surcharge and education cess), if such a transaction is subjected to Securities Transaction Tax.

7. In accordance with and subject to the conditions specified in Section 54EC and Section 54ED of the Act, the Company would be entitled to exemption from tax on Long-term Capital Gain [not covered by Section 10(36) and Section 10 (38) of the Act] if such capital gain is invested in any of the long-term specified assets (hereinafter referred to as the "new asset") to the extent and in the manner prescribed in the said sections. If the new asset is transferred or converted into money at any time within a period of three years in case of new assets specified in Section 54EC and within a period of one year in case of new assets specified in Section 54ED, from the date of its acquisition, the amount of capital gains for which exemption is availed earlier would become chargeable to tax as long term capital gains in the year in which such new asset is transferred or converted into money.

8. As per the provisions of Section 88E of the Act, where the business income of the Company includes profits and gains from sale of securities liable to Securities Transaction Tax, a rebate is allowable from the amount of income tax on such business income, to the extent of Securities Transaction Tax paid on such transaction. The amount of rebate shall, however, be limited to the amount of income tax arrived at by applying the average rate of income tax on such business income.

B. To the Shareholders of the Company

I Resident Shareholders

1. Under Section 10(34) of the Act, dividend (whether interim or final) received from a domestic company is exempt from tax in the hands of the resident shareholders of the Company.

2. Under Section 10(38) of the Act, the Long-term Capital Gain arising on transfer of equity shares in any other company or units of equity oriented mutual fund, which are chargeable to Securities Transaction Tax, are exempt from tax in the hands of the resident shareholders.

3. As per the provisions of Section 112(1)(a) of the Act, other Long-term Capital Gains arising to the resident shareholders are subject to tax at the rate of 20% (plus applicable surcharge and education cess). However, as per Proviso to that section, the long-term capital gains resulting from transfer of listed securities or units or zero coupon bonds [not covered by Section 10(36) and 10(38) of the Act], are subject to tax at the rate of 20% on long term capital gains after considering the indexation benefit (plus applicable surcharge and education cess), which would be restricted to 10% of long term capital gains without considering the indexation benefit (plus applicable surcharge and education cess).

4. As per the provisions of Section 111A of the Act, Short-term Capital Gains arising to the resident shareholders from the transfer of Equity Shares in a company or units of equity oriented mutual fund defined in Section 10(38) of the act, are subject to tax @ 10% (plus applicable surcharge and education cess) if such a transaction is subjected to Securities Transaction Tax.

5. As per the provisions of Section 88E of the Act, where the business income of an assessee includes profits and gains from sale of securities liable to Securities Transaction Tax, a rebate is allowable from the amount of income tax on such business income, to the extent of Securities Transaction Tax paid on such transactions. The amount of rebate shall, however, be limited to the amount of income tax arrived at by applying the average rate of income tax on such business income.

6. In accordance with and subject to the conditions specified in Section 54EC and Section 54ED of the Act, the resident shareholders would be entitled to exemption from tax on Long-term Capital Gains [not covered by Section 10(36) and Section 10 (38) of the Act], if such capital gains are invested in any of the long-term specified assets (hereinafter referred to as the "new asset") to the extent and in the manner prescribed in the said sections. If the new asset is transferred or converted into money at any time within a period of three years in case of new assets specified in Section 54EC and within a period of one year in case of new assets specified in Section 54ED, from the date of its acquisition, the amount of capital gains for which exemption is availed earlier would become chargeable to tax as long term capital gains in the year in which such new asset is transferred or converted into money.

7. In case of a shareholder being an individual or a Hindu Undivided Family, in accordance with and subject to the conditions and to the extent provided in Section 54F of the Act, the shareholder is entitled to exemption from Long-term Capital Gains arising from the transfer of any long term capital asset, not being on residential house [not covered by Sections 10 (36) and 10 (38) of the Act], if the net consideration is invested for purchase or construction of a residential house. If part of the net consideration is invested within the prescribed period in a residential house, such gains would not be chargeable to tax on a proportionate basis. If, however, such new residential house in which the investment has been made is transferred within a period of three years from the date of its purchase or construction, the amount of capital gains for which the exemption was availed earlier would be taxed as long-term capital gains of the year in which such residential house is transferred.

II Mutual Funds

In case of a shareholder being a Mutual fund, as per the provisions of Section 10(23D) of the Act, any income of Mutual Funds registered under the Securities and Exchange Board of India Act, 1992 or Regulations made thereunder, Mutual Funds set up by public sector banks or public financial institutions and Mutual Funds authorised by the Reserve Bank of India are exempt from income-tax, subject to the conditions notified by Central Government in this regard.

III Venture Capital Companies /Funds

In case of a shareholder being a Venture Capital Company / Fund, any income of Venture Capital Companies / Funds registered with the Securities and Exchange Board of India, are exempt from income-tax, subject to the conditions specified in Section 10(23FB) of the Act.

IV Non-Resident / Non-Resident Indian Member

1. Dividend (both interim and final) income, if any, received by the non-resident/non-resident Indian shareholders from the domestic company shall be exempt under Section 10(34) read with Section 115-O of the Act.

2. Benefits outlined in Paragraph B(I) above are also available to a non-resident/non-resident Indian shareholder except that under first proviso to Section 48 of the Act, the capital gains arising on transfer of capital assets being shares of an Indian Company need to be computed by converting the cost of acquisition, expenditure in connection with such transfer and full value of the consideration received or accruing as a result of the transfer into the same foreign currency in which the shares were originally purchased. The resultant gains thereafter need to be reconverted into Indian currency. The conversion needs to be at the prescribed rates prevailing on dates stipulated. Further, the benefit of indexation is not available to non-resident shareholders.

3. Benefits outlined in Paragraph A(8) above are also applicable to the non-resident/non- resident Indian shareholder.

4. As per Section 90(2) of the Act, the provisions of the Act would prevail over the provisions of the tax treaty to the extent they are more beneficial to the non-resident/non-resident Indian shareholder. Thus, a non-resident/non-resident Indian shareholder can opt to be governed by the beneficial provisions of an applicable tax treaty.

5. Capital gains tax – Options available to a non-resident Indian under the Act: Non- resident Indian: As per Section 115-C(e) of the Act, a 'non-resident Indian' means an individual, being a citizen of India or a person of Indian origin who is not a 'resident'. As per the Explanation to the said clause, a person shall be deemed to be of Indian origin if he, or either of his parents or any of his grand-parents, was born in undivided India.

6. Where shares have been subscribed in convertible foreign exchange, the non-resident Indians [as defined in Section 115C(e) of the Act], being shareholders of an Indian company, have the option of being governed by the provisions of Chapter XII-A of the Act, which, *inter alia,* entitles them to the following benefits in respect of income from shares of an Indian company acquired, purchased or subscribed to in convertible foreign exchange:

- As per the provisions of Section 115D read with Section 115E of the Act and subject to the conditions specified therein, long term capital gains (in cases not covered under Section 10(38) of the Act) arising on transfer of an Indian company's shares, will be subject to tax at the rate of 10 percent (plus applicable surcharge on tax and education cess on tax and surcharge), without indexation benefit.

- As per the provisions of Section 115F of the Act and subject to the conditions specified therein, gains arising on transfer of a long term capital asset (in cases not covered under Section 10(38) of the Act) being shares in an Indian company shall not be chargeable to tax if the entire net consideration received on such transfer is invested within the prescribed period of six months in any specified asset or savings certificates referred to in Section 10(4B) of the Act. If part of such net consideration is invested within the prescribed period of six months in any specified asset or savings certificates referred to in Section 10(4B) of the Act then such gains would not be chargeable to tax on a proportionate basis. For this purpose, net consideration means full value of the consideration received or accrued as a result of the transfer of the capital asset as reduced by any expenditure incurred wholly and exclusively in connection with such transfer.

- Further, if the specified asset or savings certificates in which the investment has been made is transferred within a period of three years from the date of investment, the amount of capital gains tax exempted earlier would become chargeable to tax as long term capital gains in the year in which such specified asset or savings certificates are transferred.

- As per the provisions of Section 115G of the Act, non-resident Indians are not obliged to file a return of income under Section 139(1) of the Act, if their only source of income is income from investments or long term capital gains earned on transfer of such investments or both, provided tax has been deducted at source from such income as per the provisions of Chapter XVII-B of the Act.

- Under Section 115H of the Act, where the non-resident Indian becomes assessable as a resident in India, he may furnish a declaration in writing to the Assessing Officer, along with his return of income for that year under Section 139 of the Act to the effect that the provisions of the Chapter XII-A shall continue to apply to him in relation to such investment income derived from the specified assets for that year and subsequent assessment years until such assets are converted into money.

- As per the provisions of Section 115I of the Act, a non-resident Indian may elect not to be governed by the provisions of Chapter XII-A for any assessment year by furnishing his return of income for that assessment year under Section 139 of the Act, declaring therein that the provisions of Chapter XII-A shall not apply to him for that assessment year and accordingly his total income for that assessment year will be computed in accordance with the other provisions of the Act.

V Foreign Institutional Investors (FIIs)

1. Dividend (both interim and final) income, if any, received by the shareholder from the domestic company shall be exempt under Section 10(34) read with Section 115O of the Act.

2. Capital gains

Under Section 115AD, income (other than income by way of dividends referred in Section 115-O) received in respect of securities (other than units referred to in Section 115AB) shall be taxable at the rate of 20% (plus applicable surcharge on tax and education cess on tax and surcharge).

Under Section 115AD, capital gains arising from transfer of securities (other than units referred to in Section 115AB) which are not exempt under Section 10(38), shall be taxable as follows:

Securities which are held for the period of upto or less than twelve months and where such transaction is chargeable to STT levied under Chapter VII of the Finance (No. 2) Act of 2004, shall be taxable at the rate of 10% (plus applicable surcharge on tax and education cess on tax and surcharge). Securities other than those held for the period of upto or less than twelve months and where such transaction is not chargeable to STT levied under Chapter VII of the Finance (No. 2) Act of 2004, shall be taxable at the rate of 30% (plus applicable surcharge on tax and education cess on tax and surcharge);

Securities which are held for the period of twelve months or more shall be taxable at the rate of 10% (plus applicable surcharge on tax and education cess on tax and surcharge). Such capital gains would be computed without giving effect of indexation as provided in the first and second proviso to Section 48. In other words, the benefit of indexation, as mentioned under the two provisos would not be allowed while computing the capital gains.

3. Long-term capital gains arising on transfer of equity shares in the Company, which is held for the period of twelve months or more and where such transaction is chargeable to STT, shall be exempt from tax under Section 10(38) of the Act.

4. Benefit of exemption under Section 54EC and 54ED shall be available as outlined in Paragraph B(I)(6) above.

5. Benefit as outlined in Paragraph A(8) above are also available to FIIs.

6. As per Section 90(2) of the Act, the provisions of the Act would prevail over the provisions of the tax treaty to the extent they are more beneficial to the non-resident. Thus, a non-resident can opt to be governed by the beneficial provisions of an applicable tax treaty.

Note: There is a legal uncertainty over whether a FII can elect to be governed by the normal provisions of the Act, instead of the provisions of Section 115AD. Investors are advised to consult their tax advisors in this regard.

C. Benefits available under the Wealth Tax Act, 1957

'Asset' as defined under Section 2(ea) of the Wealth Tax Act, 1957, does not include share in companies. Hence, the shares in companies are not liable to Wealth Tax.

D. Benefits available under the Gift Tax Act, 1958

Gift tax is not leviable in respect of any gifts made on or after October 1, 1998. Therefore, any gift of shares will not attract gift tax.

Notes:

1. All the above benefits are as per the current tax law and will be available only to the first named holder in case the shares are held by joint holders. Shareholder is advised to consider in his/her/its own case, the tax implications of any new enactments which may change / modify the law.

2. In view of the nature of tax consequences, being based on all the facts, in totality, of the investors, each investor is advised to consult his/her own tax advisor with respect to specific tax consequences.

ABOUT RELIANCE COMMUNICATION VENTURES LIMITED

Overview of Telecom Industry

The telecommunications industry operates in a licensed and regulated environment. The Government of India, through Department of Telecommunications (DoT) and Telecom Commission, both functioning under the Ministry of Communications and Information Technology decides on the policies that governs/ regulates the sector and issues the above-mentioned licenses and registrations.

India's telecom policy is guided by overall development goals and the interests of the consumer. In order to protect and promote consumer interest and ensure fair competition, an independent regulatory authority known as Telecom Regulatory Authority of India (TRAI) was established in 1997. The sector is more liberalized than many developing markets and, in most respects, the regulatory framework has caught up with the need to manage a highly competitive market environment. Competition has been introduced into all segments and licenses are available to new entrants. Tariff controls have been removed or structured as ceiling tariffs in areas where there is limited competition. There is a current initiative to simplify the charging bands for long distance calls and to remove some of the artificial constraints in the segregation of long distance and access licenses. Consolidation among operators has been facilitated. TRAI has actively intervened in many areas to ensure a level playing field between operators.

The Indian wireless market has experienced significant growth in recent years, increasing from 1.9 million subscribers at the end of FY 2000 to more than 83.5 million subscribers as at the end of December 31, 2005. Regulatory initiatives and increasing affordability have been the key drivers of growth (3 year CAGR of more than 100% during FY02-05) resulting in wireless penetration crossing fixed line penetration in October 2004. Declining handset prices and widening geographic reach are likely to keep up the growth momentum and the addressable market will continue to expand.

The Wireline network in India has grown to more than 41.20 million DELs as of December 2005, as compared to 9.8 million DELs in 1995, reflecting a CAGR of 15 %.

India has a booming Internet market (with around 7.5 million users as of December 2005). Broadband uptake has been relatively low mainly as ADSL deployment was not strong on account of regulatory and pricing issues. Cable modem technology has been stalled by poor technology of infrastructure and Wireless Broadband is yet to achieve deep penetration.

In the future, broadband is likely see significant growth primarily due to increasing PC penetration, lower costs, which would increase affordability, increase in information technology services and availability of value added video services.

Prior to introduction of cable TV in 1991, Indian Television households received reception only from Doordarshan. Today, more than 350 channels are available over Indian skies. An urban cable home in the four metros currently receives approximately 90 TV channels in analogue mode. 50 of these are free to air and the balance are pay channels which are bundled together into bouquets.

The TV households have grown at CAGR of 12% p.a. from 25 million in 1992 to 100 million currently. Of these an estimated 50 million are cable connected homes, up from 0.4 million in 1992.

The salient features of the regulatory changes effected in the past are as under:

- Interconnect Usage charges (IUC) were specified for all the call distances as well as all combination of originating/ terminating network. These were specified as absolute values (Rs. / min.) instead of the earlier practice of percentage of marginal call charges.
- Against the earlier practice of splitting the subscriber charges into two parts between the originating network and the carrier, the new regulation specified IUC values in three parts namely originating access network, carrier's network (NLD operator) and the terminating access network. This was subsequently modified to specify the IUC value for the carrier's network and terminating network, leaving the residual of the subscriber charges as the originators share.
- An explicit value of Access Deficit Charge (ADC) was also specified for calls involving a fixed service subscriber on either end of the call. Earlier the ADC was implicitly built into call charges. ADC was provided to fixed services network to cover the losses incurred in offering subsidized rental and short distance call charges in rural areas.
- Simultaneously, TRAI disallowed charging the customer for incoming calls in case of mobile services.

- Department of Telecommunications vide its directives issued on 14th December, 2005 amended the License Conditions, while increasing the FDI cap from 49% to 74% and made certain restrictive changes with respect to Ownership, Substantial Shareholdings by the Promoters and other Investors holding 10% in one or more Licensee Companies. Further in the aforesaid directives, DoT required Licensee Companies to designate CEO, CFO and CTO, only those persons who are Resident Indian Citizens.
- TRAI vide Press Note issued on 23rd February, 2006, issued an amendment to the IUC Regulation. The salient featres of the Regulations are as under:
  - Carrier charges have been slashed by about 50% and ADC by about 33%, which may see STD and ISD Tariffs to fall further;
  - There will not be any ADC on per minute basis on domestic calls;
  - ADC on International Long Distance traffic shall continue to be on per minute basis but at a reduced rate of Rs. 1.60 per minute for incoming international calls. ADC on outgoing international calls have been reduced to 0.80 per minute.
  - All licenses of Unified Access Service, Celular Mobile telephone Service, National Long Distance Service and International Long Distance Service shall pay 1.5% of their AGR as ADC to BSNL. BSNL will retain ADC chargeable as percentage of its AGR. Unified Acces Service Licensee/BSOs will retain ADC as percentage of AGR of wireline subscribers and the balance shall be paid to BSNL.
  - For estimation of ADC as a percentage of AGR, of access providers, the revenue from the rural subscribers shall be subtracted.
  - The UASLs/BSOs other than BSNL would retain ADC in terms of percentage of AGR and also on outgoing international calls from their wireline subscribers.
  - No change in mobile and fixed termination charges from the existing level of Rs.0.30 per minute.
  - Death of distance acknowledged by moving over to a ceiling carriage of Rs. 0.65/minute irrespective of distance.
  - No ADC charge on rural revenue of operators to incentivize penetration of telecom services in rural areas.
  - Strengthening of monitoring mechanism of payment & receipt of ADC by operators.

  The above Regulations shall come into force w.e.f. March 1, 2006.

Business

Pursuant to the scheme, the Telecommunication Undertaking stands vested in the Company, comprising inter-alia investment in the operating companies as under:

Sr. No.	Investee Company	Instrument	Face value (Per share)	No. of shares	% shareholding
1.	Reliance Communications Infrastructure Limited	Equity Shares	Re. 1	900,000,000	45.00
2.	Reliance Infocomm Limited	Equity Shares	Re. 1	3,192,585,350	45.34
3.	Reliance Telecom Limited	Equity Shares	Rs. 10	7,095,130	35.60
4.	World Tel Holding Limited (Bermuda)	Equity Shares	US $ 0.05	69,524	3.98
5.	Reliance Telecom Limited	Preference shares	Rs. 10	45,000,000	100.00

The Telecommunication Undertaking also comprised, inter alia, certain fixed assets aggregating to Rs. 166.24 crores, which have been given on lease/leave-and-license basis to RIC, RCIL and others entities. RCVL has earned rentals/lease rentals of Rs. 6.46 crores for the period ended December 31, 2005. The said lease/leave-and-license arrangements are expected to continue.

The Company's main source of income presently will be the return from its investments in RIC, RCIL and RTL.

None of these companies is a subsidiary of the Company.

For details of the above operating companies please see section titled "Key Investments".

History

Reliance Communication Ventures Limited (the "Telecommunication Resulting Company") was originally incorporated on July 15, 2004, under the Companies Act, 1956 as Reliance Infrastructure Developers Private Limited. The status of the Company was changed to Public Limited Company on July 25, 2005 and the name was changed to its present name, viz. Reliance Communication Ventures Limited, under Fresh Certificate of Incorporation consequent on change of name dated August 3, 2005.

Main Objects of the RCVL as set out in Memorandum of Association of the Company are as under.

1) To carry on and undertake the business of finance, investment, loan and guarantee company and to invest in acquire, subscribe, purchase, hold, sell, divest or otherwise deal in securities, shares, stocks, equity linked securities, debentures, debenture stock, bonds, commercial papers, acknowledgements, deposits, notes, obligations, futures, calls, derivatives, currencies and securities of any kind whatsoever, whether issued or guaranteed by any person, company, firm, body, trust, entity, government, state, dominion sovereign, ruler, commissioner, public body or authority, supreme, municipal, local or otherwise, whether in India or abroad. The Company will not carry on any activity as per Section 45 1A of RBI Act, 1934.

2) To carry on and undertake the business of financial services like financial restructuring / reorganization, investment counseling, portfolio management and all activities and facilities of every description including all those capable of being provided by bankers, stockbrokers, merchant-bankers, investment bankers, portfolio managers, trustees, agents, advisors, consultants, providing other financial or related services and to carry on the activities of hire-purchase, leasing and to finance lease operations of all kinds, purchasing, selling, hiring or letting on hire all kinds of plant and machinery and equipment and to assist in financing of all and every kind and description of hire- purchase or deferred payment or similar transactions and to subsidize, finance or assist in subsidizing or financing the sale and maintenance of any goods, articles or commodities of all and every kind and description upon any terms whatsoever and to purchase or otherwise deal in all forms of movable property including plant and machinery, equipments, ships, aircrafts, automobiles, computers, and all consumer, commercial, medical and industrial items with or without security and to lease or otherwise deal with them including resale thereof, regardless of whether the property purchased and leased is new and/or used and from India or abroad.

3) To carry on and undertake the business of acting as agent of any person, public or private sector enterprises, financial institutions, banks, central government and state governments and to do financial research, design and preparation of feasibility study reports, project reports and appraisal report in India and abroad.

4) To carry on, manage, supervise and control the business of telecommunication, infrastructure, telecommunication system, telecommunication network, and telecommunication services of all kinds including and not limited to setting up telephone exchange, coaxial stations, telecommunication lines and cables of every form and description, transmission, emission, reception through various forms, maintaining and operating all types of telecommunication service and providing data programmes and data bases for telecommunication.

Change in Memorandum of Association since the Company's inception

Date	Particulars
July 21, 2005	Increase in Authorized Capital from Rs. 100,000 to Rs. 500,000
July 25, 2005	The status of the company was changed from Private Limited to Public Limited Company.
July 26, 2005	Alteration of Main Object Clause
August 3, 2005	Change of name of the Company from Reliance Infrastructure Developers Private Limited to Reliance Communication Ventures Limited
August 11, 2005	Alteration of Authorized Capital of the Company by subdividing the then existing Authorized Capital of Rs 500000 divided into 50,000 equity shares of Rs. 10 each in to 1,00,000 equity shares of Rs. 5 each Alteration of Main Object Clause.
December 24, 2005	Increase of Authorized Capital of the Company from Rs. 5,00,000 to Rs. 6,500,000,000

Subsidiaries

We do not have any Subsidiaries.

Agreements with Reliance Industries Limited

Shri Mukesh Ambani, Chairman and Managing Director of Reliance Industries Ltd. (RIL), and Anil Dhirubhai Ambani, Chairman, Reliance - Anil Dhirubhai Ambani Group (Reliance – ADAG), had reached an Agreement, on the overall business reorganization of the Reliance Group, which envisaged, inter alia, the execution of agreements for use of Brands and Trademarks, non compete arrangements, provision for certain services, and support for imports under EPCG scheme between the Company, being one of the Resulting Companies, and RIL, the Demerged Company. Accordingly, Clause 19 (relevant extracts) of the Scheme provided as under:

"19. Agreements

The Resulting Companies will have the right to use the "Reliance" brand and logo and suitable agreements will be entered into in this regard. Further, suitable arrangements would also be entered into in relation to (i) non-competition in relation to the businesses of the Demerged Undertakings and the Remaining Undertaking ; (ii) ...; and (iii) Transfer of leasehold rights of RIL to the relevant Resulting Company with respect to the relevant Demerged Undertaking."

Consequent to the above, RIL was to, inter alia, enter into the following Agreements (amongst others) with the Company:

- Trade Mark Management Agreement
- Non Competition Agreement
- Shared Services Agreement
- Agreements for Lease / leave and license
- Agreement to provide EPCG support

The Company was a wholly owned subsidiary of RIL upto the date of allotment of Shares in pursuance of the Scheme i.e. January 27, 2006. RIL had 2 of its representatives on the Board of the Company comprising 3 Directors, and thus had majority control.

In terms of the Scheme, RIL was required to reconstitute the Board and hand over the control and management of the Company to Shri Anil D. Ambani, after the Record Date i.e. 25th January 2006. However, the Board of the Company was reconstituted only on February 7, 2006, on which date the control and management of the Company was handed over to Shri Anil D. Ambani.

RIL executed cetain Agreements with the Company on 12th January 2006 and 14th January, 2006, (while the Company was still under RIL's control), with the approval of only RIL's nominees on the Board of the Company, and despite specific objection and dissent of the representative of Shri Anil D. Ambani at the Board meeting.

The Agreements as executed contain significant, fundamental and material deviations from the agreed position, which may adversely impact the interests of the Company and its shareholders. Any unfair competition in violation of the agreed position may severely affect the interests of the Shareholders of the Company. Similarly, violation of the understanding for creation, protection and promotion of Trade Marks and Brands and non-provision of certain services may severely undermine the economic value of the Company, which will adversely impact the interests of the Company's shareholders.

The reconstituted Board of the Company has decided to take appropriate steps to amend the above Agreements suitably, so as to bring them in line with the agreed position, and to protect the interests of the Company and its Shareholders.

A summary of the material terms of these Agreements, which were executed while the Company was still under the control of RIL, and which as stated herein are subject to amendment, is given below:

Trademark Management Agreement

The Trademarks which are subject of the Trademark Management Agreement (TMA) dated January 12, 2006 between the RIL and the Company among others are RELIANCE WORD & RELIANCE logo being the visual or graphic presentation of the letter "R" with flame in the background (Trademarks).

The TMA acknowledges that all rights title and interest in and to the Trademarks shall vest in the Demerged Group (referred herein as "RIL") and the Resulting Group (referred herein as the "Resulting Companies") in relation to their respective businesses and they are entitled to enjoy such ownership rights.

With respect to any new business commenced by either of the RIL or Resulting Companies (subject to non-compete), the group which commences the business first in point of time shall be entitled to use the Trademark in relation to such business, subject to certain conditions.

The TMA allows each of the Parties to co-brand the said Trademarks, to which it is entitled to, with a third party, subject to certain conditions.

Non Competition Agreement

Under the Non Competition Agreement ("NCA") dated January 12, 2006 executed between RIL and the Company among others, RIL and the Resulting Companies have agreed not to set up businesses, which would compete with the specified Existing Businesses and reserved business of the other group for a period of 10 years. NCA also incorporates a Right of First Refusal in case any group decides to sell any of its business(s).

The non-compete provision terminates if any business is sold by either RIL or the Resulting Companies to a third party.

Existing business(s) of the Resulting Companies pertaining to the Company comprise "Telephony and Related Services/ Infrastructure".

Telephony Services means any transmission, emission or reception of signs, signals, writing, images and sounds or intelligence of any nature by wire, radio, optical or other electro magnetic means (this is the definition of "Telecommunications" as per ITU), permissible or being provided in India, by RIC Group, under licenses issued by Government of India under Section 4 of the Indian Telegraph Act, 1885, but shall not include broadcasting and broadband services. For the avoidance of doubt, Telephony Services does not include IT enabled services such as Business Process Outsourcing (BPO), e-commerce whether with or without licenses or registrations from Government of India, provided that no investment shall be made for creation of Telecommunication Infrastructure for this purpose. Telecom Infrastructure shall mean establishing and providing telecommunication infrastructure to Telecommunication Services Provides (i.e. License holders for telecommunication services in India) under IP 1 registration, establishing, operating or providing data centres, network operating centres or other telecommunication infrastructure.

The business reserved for Resulting Companies include all areas of media and entertainment, except those specified as areas of free competition. Content can be sold or assigned or given for electronic distribution to third parties including Reliance Infocomm Limited. However, RIL Group shall not, directly or indirectly, engage in digital delivery of content.

However, as per the agreed position, Mukesh Ambani /RIL Group is not to directly, or indirectly, enter into the business of broadband services.

The businesses reserved for RIL are (i) Petroleum & petroleum retail (ii) Petrochemical business.

Shared Service Agreement, Lease Agreements and Leave and License Agreements.

Under the Shared Services agreement executed between the Company and RIL on January 14, 2006, RIL has agreed to continue to provide certain services and facilities including sale of HDPE resin, conversion of resin into ducts and certain software, to the telecommunication business demerged to the Company.

Certain agreements for lease were entered into during the period from January 12, 2006 to January 25, 2006, wherein RIL has agreed to lease / permit-to-use certain properties (12 properties) for periods upto 99 years. Certain entities controlled by RIL and its group companies have also entered into five leave and license agreements with the Company, during the period January 16 2006 to January 19 2006, permitting the Company to use certain immovable properties for a period of three years on commercial terms. Besides, RIL and its group companies have also issued user permission letters in favour of the Company with respect to properties where IS and MCNs of the operating companies are located.

As stated above, the said Agreements do not correctly reflect the agreed position between our Company and RIL. The Company intends to take appropriate steps to amend the above Agreements suitably, so as to bring them in line with the agreed position, and to protect the interests of the Company and its Shareholders.

Agreements to provide EPCG supportfor infocomm businesses

As per the agreed position, RIL has to continue to provide support in the shape of export obligations against import of capital goods, to the Company and its subsidiaries and affiliates, to enable import of capital goods and services under the EPCG scheme of the Government of India, upto Rs. 10,000 crores during the period from April 1, 2005 to March 31, 2007.

RIL has not yet executed any agreement with the Company, in connection with the above obligation. The reconstituted Board of the Company has decided to take appropriate steps to enter into appropriate agreement with RIL in line with the agreed position in connection with the above, and to protect the interests of the Company and its Shareholders.

MANAGEMENT

Board of Directors

As per the Articles of Association of the Company, the Company shall not have less than 3 directors and not more than such number of directors as may be stipulated by the Companies Act for the time being in force.

As per the Articles of Association of the Company, so long as ADA Group is the largest shareholder of the Company, Anil D Ambani shall be the non-retiring Chairman of the Board so long as he is willing to be a Director and Chairman of the Company. The Chairman shall preside at all meetings of the Board and the General Meetings of the Company and would have a vote in the event of a tie.

Anil D. Ambani is the Chairman of the Board and of the Company. ADA Group presently is the largest shareholder of the Company.

Sr. No.	Name, Age, Designation, Fathers Name, Address, Occupation	Other Directorships
1	Shri Anil D. Ambani Age: 46 years Designation: Chairman S/o Dhirubhai H. Ambani Address: 39, Sea Wind, Cuffe Parade, Mumbai 400 005. Occupation : Industrialist	Reliance Energy Limited Reliance Capital Limited Anil Dhirubhai Ambani Enterprises Limited Anil Dhirubhai Ambani Foundation Reliance Blue Magic Private Limited Anil Dhirubhai Ambani Ventures Private Limited Ambani Industries Private Limited Ambani Enterprises Private Limited Ambani International Private Limited AAA Enterprises Private Limited AAA International Capital Private Limited AAA Industries Private Limited AAA Consultancy Services Company Private Limited AAA Project Ventures Private Limited AAA Global Ventures Private Limited AAA Global Business Enterprises Private Limited AAA Business Machines Private Limited Reliance Business Management Private Limited Dhirubhai Ambani Enterprises Private Limited AAA Communication Private Limited ADAE Ventures Private Limited Reliance Enterprises and Ventures Private Limited ADA Enterprises and Ventures Private Limited Anadha Enterprise Private Limited Bhavan Mercantile Private Limited Panther Consultants Private Limited Reliance Infocomm Limited Reliance Communications Infrastructure Limited Reliance Telecom Limited Flag Telecom Group Limited - Foreign Co Indian School of Business Reliance Europe Limited Reliance Energy Ventures Limited Reliance Capital Ventures Limited Reliance Natural Resources Limited
2	Prof. J. Ramachandran Age: 49 years Designation: Director S/o S. Jayaraman Address: 417, Faculty Quarters, Indian Institute of Management, Bennerghatta, Bangalore 560 076 Occupation : Educationist	Reliance Infocomm Limited Reliance Communications Infrastructure Limited Sasken Communication Technologies Limited Indus League Clothing Limited Bhoruka Power Corporation Limited Dalmia Elcrodyn Technologies Private Limited Integrated Brandcom Private Limited Medybiz Private Limited Lifetime Healthcare Private Limited

Sr. No.	Name, Age, Designation, Fathers Name, Address, Occupation	Other Directorships
3	Shri S.P.Talwar Age: 65 years Designation: Director S/o Tek Chand Talwar Address: 162, Kshitij, 47 Nepean Sea Road, Mumbai 400 036. Occupation : Company Executive	Vemagiri Power Generation Limited Cromption Greaves Limited Reliance Capital Trustee Co. Limited Reliance General Insurance Company Limited Reliance Life Insurance Company Limited (formerly AMP Sanmar Life Insurance Limited) Videocon Industries Limited RLIC Limited Reliance Capital Ventures Limited

Clause 17 of the Scheme provides that at any time after the Record Date, RIL shall cause the Board of Directors of the Company to be reconstituted in such manner as is agreed between the Company and Anil D. Ambani and thereupon the Company shall be controlled and managed by Anil D. Ambani.

The Board of the Company was reconstituted on February 7, 2006 whereby Anil D. Ambani, Prof. J. Ramachandran and S. P. Talwar have been appointed as Directors on the Board of the Company and Sandeep Tondon, L V Merchant and Gautam Doshi have ceased to be Directors on the Board of the Company. The control and management of the Company accordingly stands vested with Anil D. Ambani.

As per the Articles of Association, so long as ADA Group is the largest shareholder of the Company, ADA Group shall be the Promoter of the Company as defined under the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and shall exercise control over the Company.

Brief Biography of the Directors

Shri Anil D. Ambani

Shri Anil D. Ambani is the Chairman, Reliance Communication Ventures Limited, Reliance Capital Limited, Reliance Infocomm Limited, Reliance Communications Infrastructure Limited, Reliance Telecom Limited, Reliance Natural Resources Limited, Reliance Energy ventures Limited and Chairman & Managing Director, Reliance Energy Limited. Till recently, he also held the position of Vice Chairman and Managing Director, Reliance Industries Limited. The above Companies are part of the Reliance Anil Dhirubhai Ambani Group.

Shri Anil D. Ambani is a Bachelor of Science, University of Bombay and MBA from The Wharton School, University of Pennsylvania, USA. He joined Reliance in 1983 as Co-Chief Executive Officer. He is credited with having pioneered many financial innovations in the Indian capital markets. He pioneered India's first forays into overseas capital markets with international public offerings of global depositary receipts, convertibles and bonds. He directed Reliance in its efforts to raise, since 1991, over US$2 billion from overseas financial markets.

He is a member of:

- Wharton Board of Overseers, The Wharton School, USA.
- Central Advisory Committee, Central Electricity Regulatory Commission.
- Board of Governors, Indian Institute of Management, Ahmedabad.
- Board of Governors of Indian Institute of Technology, Kanpur.

In June 2004, Shri Anil D. Ambani was elected as an Independent member of the Rajya Sabha – Upper House, Parliament of India. His term as Member of Parliament, India is a six year term and expires in 2010.

Prof. J. Ramachandran

Prof. J. Ramachandran is the Chair Professor of Business Policy at the Indian Institute of Management, Bangalore. He is a Chartered and Cost Accountant and has obtained his doctorate from the Indian Institute of Management, Ahmedabad.

S. P. Talwar

S.P.Talwar is a former Deputy Governor of Reserve Bank of India. He is also former Chairman-cum-Managing Director of Bank of Baroda. He has vast experience in financial services sector in the country.

Compensation of managing directors/ whole time directors

RCVL does not have any Managing Director or Whole Time Director.

Corporate Governance

The provisions of the listing agreement to be entered into with the Stock Exchanges with respect to corporate governance will be applicable to the Company immediately upon the listing of its Equity Shares on the Stock Exchanges. The Company is fully compliant with the provisions of Clause 49 of the Listing Agreement.

Shri Anil D. Ambani is the non-executive Chairman of the Board. The Board of the Company comprising three Directors has 2 Independent Directors. The Board has also constituted the Audit Committee, Shareholders/Investors' Grievance Committee and Remuneration Committee as required under Clause 49 of the Listing Agreement as under:

Director	Category	Member of Audit Committee	Member of Shareholders/Investors' Grievance Committee	Member of Remuneration Committee
Anil D. Ambani	Non-executive & Non-independent	Yes	Yes	Yes
Prof. J. Ramachandran	Non-executive & Independent	Yes	Yes	Yes
S. P. Talwar	Non-executive & Independent	Yes	Yes	Yes

The role, powers, scope of functions and duties of the Audit Committee, Shareholders/Investors' Grievance Committee and Remuneration Committee of the Board are as per the applicable provisions of the Companies Act, 1956, Clause 49 of the Listing Agreement and the Reliance Anil Dhirubhai Ambani Group – Corporate Governance Policies and Code of Conduct.

The Status of the Company's compliance with the provisions of Clause 49 of the Listing Agreement is given below:

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)
I. Board of Directors	49 (I)	YES
(A) Composition of Board	49 (IA)	YES
(B) Non-executive Directors' compensation & disclosures	49 (IB)	NA
(C) Other provisions as to Board and Committees	49 (IC)	YES
(D) Code of Conduct	49 (ID)	YES
II. Audit Committee	49 (II)	YES
(A) Qualified & Independent Audit Committee	49 (IIA)	YES
(B) Meeting of Audit Committee	49 (IIB)	YES
(C) Powers of Audit Committee	49 (IIC)	YES
(D) Role of Audit Committee	49 II(D)	YES
(E) Review of Information by Audit Committee	49 (IIE)	YES
III. Subsidiary Companies	49 (III)	NA
IV. Disclosures	49 (IV)	YES
(A) Basis of related party transactions	49 (IV A)	YES
(B) Disclosure of Accounting Treatment	49 (IV B)	YES
(C) Board Disclosures	49 (IV C)	YES
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	YES

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)
(E) Remuneration of Directors	49 (IV E)	NA
(F) Management	49 (IV F)	YES
(G) Shareholders	49 (IV G)	YES
V. CEO/CFO Certification	49 (V)	YES
VI. Report on Corporate Governance	49 (VI)	YES
VII. Compliance	49 (VII)	YES

The Directors have no interest in the transactions of the Company, otherwise than as directors of the Company.

Change in Board of Directors since the Company's inception

Name of the Director	Date of Appointment	Date of Resignation	Reasons
Ramesh Shenoy	July 15, 2004	August 10, 2005	Resigned
Hasit Shukla	July 15, 2004	August 10, 2005	Resigned
Surendra Pipara	July 16, 2005	August 10, 2005	Resigned
Sandeep Tandon	August 9, 2005	February 8, 2006	Resigned
L.V. Merchant	August 9, 2005	February 8, 2006	Resigned
Gautam Doshi	August 9, 2005	February 8, 2006	Resigned
Anil D. Ambani	February 7, 2006	-	Appointed as an Additional Director
Prof. J. Ramachandran	February 7, 2006	-	Appointed as an Additional Director
S. P. Talwar	February 7, 2006	-	Appointed as an Additional Director

Date of expiration of current term of Office of directors

Anil D. Ambani, Prof. J. Ramachandran and S. P. Talwar were appointed as an Additional Director on the Board of the Company and hold office upto the ensuing Annual General Meeting.

Shareholding of Directors

Name of Director	No of Shares held
Anil D. Ambani	18 59 271
Prof. J. Ramachandran	482
S. P. Talwar	Nil

Key managerial personnel

The Company is managed, controlled, and directed by the Board of Directors. The Board has appointed Hasit Shukla as the Manager of the Company with effect from February 8, 2006. Hasit Shukla is also the Company Secretary and Compliance Officer of the Company. Hasit Shukla is a commerce and law graduate, and a fellow member of the Institute of Company Secretaries of India. Prior to his appointment as Manager of the Company, Hasit Shukla was Company Secretary and Manager of Reliance Infocomm Limited. Vishal Jhaveri, who was Dy. Company Secretary and Compliance Officer of the Company resigned on February 7, 2006. Apart from the above, there are no changes in the Key Management Personnel of the Company.

Employees:

As on date, the Company has no significant employee strength.

PROMOTERS

Before the Scheme becoming effective, the Company was a wholly owned subsidiary of RIL. Pursuant to the Scheme becoming effective, the Company has allotted equity shares to the shareholders of RIL, except Specified Shareholders, as defined in the Scheme. Further, in terms of Clause 16.2 of the Scheme of Arrangement, consequent to the allotment made on January 27, 2006, the shareholding of RIL in the Company has been cancelled. Currently, Anil D. Ambani, Tina A. Ambani, Kokila D. Ambani, Jai Anmol A. Ambani, Jai Anshul A. Ambani, AAA Global Business Enterprises Private Limited, Anadha Enterprise Private Limited and Bhavan Mercantile Private Limited are presently the Promoters of the Company and Reliance Capital Limited and certain other companies forming part of the 'Group' who have / are in the process of transferring their shares to Anadha Enterprise Private Limited and/or Bhavan Mercantile Private Limited, are the Persons Acting in Concert with the Promoters.

Details of Promoters

Shri Anil D. Ambani, age 46 years, is the Chainnan, Reliance Communication Ventures Limited, Reliance Capital Limited, Reliance Infocomm Limited, Reliance Communications Infrastructure Limited, Reliance Telecom Limited, Reliance Natural Resources Limited, Reliance Energy ventures Limited, Reliance Capital Ventures Limited and Chairman & Managing Director, Reliance Energy Limited. Till recently, he also held the position of Vice Chairman and Managing Director, Reliance Industries Limited. The above Companies are part of the Reliance Anil Dhirubhai Ambani Group.

Shri Anil D. Ambani is a Bachelor of Science, University of Bombay and MBA from The Wharton School, University of Pennsylvania, USA. He joined Reliance in 1983 as Co-Chief Executive Officer. He is credited with having pioneered many financial innovations in the Indian capital markets. He pioneered India's first forays into overseas capital markets with international public offerings of global depositary receipts, convertibles and bonds. He directed Reliance in its efforts to raise, since 1991, over US$2 billion from overseas financial markets.

He is a member of:

- Wharton Board of Overseers, The Wharton School, USA.
- Central Advisory Committee, Central Electricity Regulatory Commission.
- Board of Governors, Indian Institute of Management, Ahmedabad.
- Board of Governors of Indian Institute of Technology, Kanpur.

In June 2004, Shri Anil D. Ambani was elected as an Independent member of the Rajya Sabha – Upper House, Parliament of India. His term as Member of Parliament, India is a six year term and expires in 2010.

The Voter id number of Anil D. Ambani is MT/04/019102277311 and driving license number is 85/C/26507

Smt. Tina A Ambani, age 46 years is wife of Anil D. Ambani. She pioneered the Harmony Show, which over last several years provided a strong platform for promoting Art. She is also actively involved in philanthropic and social service activities and has been instrumental in the launch of the Harmony an initiative for senior citizens. Her voter id number is MT/04/019/033774.

Smt. Kokila D. Ambani, age 71 years is wife of the Founder Chairman of the Reliance group Late Dhirubhai H. Ambani. She is a matriculate. Her voter id number is MT/04/019/033763. She does not have a driving license.

Jai Anmol A Ambani, age 14 years, and **Jai Anshul A Ambani**, age 10 years are students and act through their father and natural guardian Anil D. Ambani.

AAA Global Business Enterprises Private Limited (AGBPL)

Date of Incorporation:

AAA Global Business Enterprises Private Limited was incorporated on January 25, 2005.

Principal Business:

Except for acquiring 1,15,29,001 shares in RIL, AGBPL has not commenced any business activities. The Company has not completed its first year of operations, hence has not prepared Profit and Loss Account.

Shareholding Pattern of AGBPL as on December 31, 2005:

Sr.	Category	No. of Shares Held	% of Shareholding
A.	Promoter Holding	10,000	100.00
B.	Non Promoters holding	-	-
	Total	10,000	100.00

Board of Directors of AGBPL

Anil D. Ambani
Tina A. Ambani
Hasit Shukla

Financial Performance of AGBPL

Rs. in Crores

Particulars	January 12, 2005 to March 31, 2005
Sales & Other Income	-
PAT	-
Equity Capital	0.01
Reserves	-
EPS(Rs.)	-
Book Value(Rs.)	-

Details of listing and Highest & Lowest market price during the preceding six months:

AAA Global Business Enterprises Private Limited is not listed

Anadha Enterprise Private Limited (AEPL)

AEPL was incorporated on June 23, 2005 and its principal business is Trading.

Shareholding Pattern of AEPL as on December 31, 2005:

Sr.	Category	No. of Shares Held	% of Shareholding
A.	Promoter Holding	10,000	100.00
B.	Non Promoter holding	-	-
	Total	**10,000**	**100.00**

Board of Directors of AEPL

Anil D. Ambani
Kokila D Ambani
Hasit Shukla

Financial Performance of AEPL

Rs. in Crores

Particulars	June 23, 2005 to December 31, 2005
Sales & Other Income	0.00
PAT	0.00
Equity Capital	0.01
Reserves	0.00
EPS(Rs.)	0.00
Book Value(Rs.)	9.73

Details of listing and Highest & Lowest market price during the preceding six months:

AEPL is not listed.

Bhavan Mercantile Private Limited (BMPL)

BMPL was incorporated on June 27, 2005 and its principal business is Trading

Shareholding Pattern of BMPL as on December 31, 2005:

	Category	No. of Shares Held	% of Shareholding
A.	Promoter Holding	10,000	100.00
B.	Non Promoter holding	-	-
	Total	**10,000**	**100.00**

Board of Directors of BMPL

Anil D. Ambani
Kokila D. Ambani

Financial Performance of BMPL

Rs. in Crores

Particulars	**June 27, 2005 to December 31, 2005**
Sales & Other Income	0.00
PAT	0.00
Equity Capital	0.01
Reserves	0.00
EPS(Rs.)	0.00
Book Value(Rs.)	10.83

Details of listing and Highest & Lowest market price during the preceding six months:

BMPL is not listed.

We confirm that the Permanent Account Number, Bank Account Number, the Company Registration Numbers and the address of the Registrar of Companies where our Promoters are registered have been submitted to the Stock Exchange at the time of filing of the Information Memorandum.

Change of Control of the Company in terms of the Scheme of Arrangement

Clause 17 of the Scheme provides that at any time after the Record Date, RIL shall cause the Board of Directors of the Company to be reconstituted in such manner as is agreed between the Company and Anil D. Ambani and thereupon the Company shall be controlled and managed by Anil D. Ambani. The Board of Directors of the Company and its committees would accordingly be reconstituted at a later date.

Further, as per the Articles of Association, so long as ADA Group is the largest shareholder of the Company, ADA Group shall be the Promoter of the Company as defined under the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and shall exercise control over the Company.

The Board of the Company was reconstituted on February 7, 2006 and the control and management of the Company now stands vested with Anil D. Ambani. ADA Group is presently the largest Shareholder of the Company.

CURRENCY OF PRESENTATION

In this Information Memorandum all references to 'Rupees' and 'Rs' are to Indian Rupees, the legal currency of India.

DIVIDEND POLICY

There is no set dividend payment policy. Dividend is intended to be declared based on the quantum and availability of future profits and will be disbursed based on shareholder approval based on the recommendation of the Board of Directors.

We have not paid any dividend in the past.

FINANCIAL INFORMATION

Auditors' Report

The Board of Directors
Reliance Communication Ventures Limited
3rd Floor, Maker Chamber IV
222, Nariman Point
Mumbai – 400 021

Re: Public listing of Reliance Communication Ventures Limited (Formerly Known as Reliance Infrastructure Developers Private Limited)

Dear Sirs,

1. We have examined the financial information of Reliance Communication Ventures Limited (formerly known as Reliance Infrastructure Developers Private Limited) ('the Company'), as attached to this report stamped and initialed by us for identification and as approved by the Board of Directors of the Company, which has been prepared in accordance with Part II of Schedule II of the Companies Act, 1956 ('the Act') and the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 as amended from time to time ('the SEBI Guidelines') issued by the Securities and Exchange Board of India ('SEBI') on January 19, 2000 in pursuance to Section 11 of the Securities and Exchange Board of India Act, 1992 and related clarifications, and in accordance with your instructions dated January 23, 2006 requesting us to carry out work in connection with listing of its fully paid up Equity shares.

2. We have examined the accounts of the Company for the financial year ended March 31, 2005 and December 31, 2005 being the last date to which the accounts of the Company have been made up and audited for presentation to the members of the Company.

3. In accordance with the requirements of Paragraph B (1) of Part II of Schedule II to the Act, the SEBI Guidelines and our terms of reference with the Company dated January 23, 2006, requesting us to make this report for the purpose of the Information Memorandum as aforesaid, we report that:

   a. The restated assets and liabilities of the Company as at March 31, 2005 and December 31, 2005 are as set out in Annexure 1 to this report to be read together with notes appearing in Annexure 4 to this report.

   b. The restated profit and loss account of the Company for the period July 15, 2004 to March 31, 2005 and nine months period ended December 31, 2005 are as set out in Annexure 2 to this report to be read together with notes appearing in Annexure 4 to this report.

   c. The restated cash flows of the Company for the financial year ended March 31, 2005 and for the period ended December 31, 2005 are as set out in Annexure 3 to this report to be read together with notes appearing in Annexure 4 to this report.

   d. We have examined the following financial information relating to the Company and as approved by the Board of Directors for the purpose of inclusion in the Information Memorandum:

      i. The Company has not declared dividends during any financial year covered in this report hence the information regarding rates of dividend in respect of each class of shares in accordance with the paragraph 6.10.2.1(b) of the SEBI Guidelines have not been disclosed.

      ii. Accounting ratios as appearing in Annexure 5 to this report.

      iii. Capitalization statement as at December 31, 2005 as appearing in Annexure 6 to this report.

      iv. Statement of tax shelters as appearing in Annexure 7 to this report

      v. The Company does not have any outstanding secured and unsecured loan as at March 31, 2005 and December 31, 2005; hence the information regarding analysis of outstanding secured and unsecured loans in accordance with the paragraph 6.10.2.6 and 6.10.2.7(h) respectively of the SEBI Guideline have not been disclosed.

      vi. Statement of details of investments as appearing in Annexure 8 to this report.

vii. Statement of details of loans and advances as appearing in Annexure 9 to this report.

viii. Statement of details of other income as appearing in Annexure 10 to this report.

4. In our opinion the above financial information of the Company and notes attached to this report, after making adjustments and re-grouping as considered appropriate has been prepared in accordance with Part II of Schedule II of the Act and the SEBI Guidelines.

5. This report is intended solely for your information and for inclusion in the Information Memorandum in connection with the listing of the equity shares of the Company and is not to be used, referred to or distributed for any other purpose without our prior written consent.

For RSM & Co.
Chartered Accountants

Vijay N. Bhatt
Partner
Membership No.: F-36647

Mumbai: January 27, 2006

RELIANCE COMMUNICATION VENTURES LIMITED
(Formerly known as Reliance Infrastructure Developers Private Limited)
Annexure – 1

STATEMENT OF ASSETS AND LIABILITIES, AS RESTATED

Amount in Rupees

	Particulars	As at	
		December 31, 2005	**March 31, 2005**
A	**Fixed Asset**		
	Gross Block	1,980,875,416	-
	Less: Accumulated depreciation	318,512,870	-
	Net Block	1,662,362,546	-
B	**Investments**	120,741,011,832	27,000
C	**Current Assets, Loans and Advances**		
	Cash and Bank balances	464,035	72,400
	Loans and advances	31,589,107,559	-
	Total	31,589,571,594	72,400
D	**Liabilities and Provisions**		
	Current Liabilities	10,509,929	11,570
	Provisions	25,700,000	-
	Deferred tax liability	6,317,003	-
	Total	**42,526,932**	**11,570**
E	**Net Worth (A+B+C-D)**	**153,950,419,040**	**87,830**
F	**Represented by:**		
1	Paid-up share capital		
	- Equity share capital	500,000	100,000
	Total	**500,000**	**100,000**
2	Share Capital – Pending allotment	6,115,652,110	
3	Reserves and surplus	147,834,266,930	-
	Less:		
4	Miscellaneous Expenditure to the extent not written off or adjusted	-	12,170
G	**Net Worth (1+2+3-4)**	**153,950,419,040**	**87,830**

Note: The Company was incorporated on July 15, 2004; hence only financial information pertaining to period ending March 31, 2005 and the period thereafter is disclosed.

RELIANCE COMMUNICATION VENTURES LIMITED
(Formerly known as Reliance Infrastructure Developers Private Limited)

ANNEXURE – 2

SUMMARY STATEMENT OF PROFIT AND LOSS ACCOUNT, AS RESTATED

Amount in Rupees

	For the period ended on December 31, 2005	For the period ended March 31, 2005
Income		
Rent	41,883,096	-
Lease rent income	22,773,317	-
Interest received on advances/deposits	67,919,625	-
	132,576,038	-
Expenditure		
Employee related cost	11,099,057	-
Rates and taxes	918,805	-
Legal and professional fees	94,000	-
Electricity	3,243,708	-
Traveling and conveyance	217,944	-
Telephone expenses	12,614	-
Repairs and maintenance		
- Buildings	821,338	-
- Equipments	20,164	-
- Others	36,000	-
Audit fees (including service tax)	165,300	-
General expenses	13,296	-
Pre-operative expenses written off	12,170	-
	16,654,396	-
Profit before interest, depreciation and tax	**115,921,642**	-
Depreciation	27,365,962	-
Profit before tax	**88,555,680**	-
Provision for tax		
- Current	(25,700,000)	-
- Deferred	(6,317,003)	-
Profit for the period carried to Balance Sheet, as restated	**56,538,677**	-

Notes:

1. Business of the Company for the financial year ended March 31, 2005 was in pre-operative stage, hence no profit and loss account is prepared and all expenses incurred were carried forward as pre-operative expenditure [for details refer Note No 12 to Annexure 4]

2. The Company was incorporated on July 15, 2004; hence only financial information pertaining to period ending March 31, 2005 and the period thereafter is disclosed.

3. For transactions with promoter group, refer Note No. 9 to Annexure 4.

RELIANCE COMMUNICATION VENTURES LIMITED
(Formerly known as Reliance Infrastructure Developers Private Limited)

ANNEXURE - 3

CASH FLOW STATEMENT, AS RESTATED

Amount in Rupees

		For the period ended December 31, 2005		For the period ended March 31, 2005	
A	**Cash Flow from Operating Activities**				
	Net Profit before tax as per Profit and Loss Account		88,555,680		-
	Adjusted for :				
	Pre-operative expenditure written off / (carried forward)	12,170		(12,170)	
	Depreciation	27,365,962		-	
	Interest on advance/deposit	(67,919,625)		-	
	Rent	(41,883,096)		-	
			(82,424,589)		(12,170)
	Operating Profit / (Loss) before working capital changes		6,131,091		(12,170)
	Adjusted for :				
	Trade and other receivables	(126,440,536)		-	
	Trade payables	10,498,359		11,570	
			(115,942,177)		11,570
	Net Cash used in operating activities		(109,811,086)		(600)
B	**Cash flow from Investing Activities**				
	Purchase of Investment		-		(27,000)
	Net Cash used in investing activities		-		(27,000)
C	**Cash flow from financing Activities**				
	Proceeds form Share Capital		400,000		100,000
	Interest on advance/deposit		67,919,625		-
	Rent		41,883,096		-
	Cash generated from financing activities		110202,721		100,000
	Net Increase/(Decrease) in Cash and Cash equivalents		391,635		72,400
	Opening Balance of Cash and Cash equivalents		72,400		-
	Closing Balance of Cash and Cash equivalents		464,035		72,400

Notes:

1. The Company was incorporated on July 15, 2004; hence only financial information pertaining to period ending March 31, 2005 and the period thereafter is disclosed.

2. Transaction arising out of scheme of demerger, as stated in Note 3 to Annexure 4 is a non cash transaction and not considered in above cash flow workings.

Annexure – 4

NOTES TO RESTATED STATEMENT OF PROFIT AND LOSS ACCOUNT, RESTATED ASSETS AND LIABILITIES AND RESTATED CASH FLOW STATEMENT FOR THE PERIOD ENDED DECEMBER 31, 2005

1. **Significant accounting policies**

a. Basis of preparation of financial statements

The financial statements are prepared under the historical cost convention, on accrual basis of accounting and in conformity with the accounting principles generally accepted in India. The preparation of financial statements in conformity with generally accepted accounting principles requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the date of financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

b. Owned fixed assets
Fixed assets are stated at Cost net of MODVAT / CENVAT less accumulated depreciation and impairment loss, if any.

c. Leased fixed assets:
All assets given on finance lease are shown as receivables at an amount equal to net investment in the lease. Initial direct costs are expensed in the year in which such costs are incurred. Income from leased assets is accounted by applying the interest rate implicit in the lease to the net investment.

d. Depreciation:
Depreciation on fixed assets other than those acquired under finance lease has been provided on straight line method at the rate and manner as prescribed in schedule XIV to the Companies Act, 1956.

e. Impairment of Assets:
An asset is treated as impaired when the carrying cost of the assets exceeds its recoverable value. An impairment loss is charged to the profit and loss account in the year in which an asset is identified as impaired. The impairment loss recognized in prior accounting periods is reversed if there has been a change in the estimate of recoverable amount.

f. Investments
Current investments are carried at lower of cost or net realizable value. Long Term investments are stated at cost. Provision in diminution in value of investment is made only if such a decline is other than temporary in the opinion of the management.

g. Taxation
Provision for current income tax is measured based on the amount expected to be paid to the taxation authorities using the applicable tax rates and tax laws.

Deferred tax on timing differences between taxable income and accounting income is accounted for, using the tax rates and the tax laws enacted or substantially enacted as on the balance sheet date. Deferred tax assets other than on unabsorbed tax depreciation and unabsorbed tax losses are recognized only to the extent that there is a reasonable certainty of their realization. Deferred tax assets on unabsorbed tax depreciation and unabsorbed tax losses are recognized only to the extent that there is virtual certainty of their realization supported by convincing evidence.

h. Pre-operative Expenditure
All expenditure incurred prior to commencement of business is carried forward as pre-operative expenditure, which is capitalised/written off on commencement of business.

2. The equity shares of the Company were acquired by Reliance Industries Limited ("RIL") and its nominees on 11th August, 2005, pursuant to which the Company has become wholly owned subsidiary of RIL.

3. In terms of the scheme of arrangement under section 391 to 394 of the Companies Act, 1956 ("the Scheme") between RIL, the Company and other three transferee Companies, RIL has re-organized and segregated by way of

a demerger, its business and undertaking engaged in Coal based Energy undertaking, Gas based Energy Undertaking, Financial service Undertaking and Telecommunication Undertaking to four separate transferee Companies. All the assets and liabilities are transferred pursuant to approval order of the Honourable High Court of Mumbai dated 9th December, 2005 and same has been filed with Registrar of Companies on 21st December, 2005 and the appointed date as per the Scheme is September 1, 2005.

As per the said Scheme:

a. All the properties, investments, assets and liabilities relatable to 'Telecommunication Undertaking' of RIL are transferred and vested in the Company on a going concern basis.

b. The said transfer has been affected at the values appearing in the books of RIL as at 31st August, 2005 and recorded as such in book of accounts of the Company. The book value of assets over liabilities as on that date aggregates to Rs. 153,893,380,363/-.

c. In consideration of the demerger, the Company will issue and allot its shares to the shareholders of RIL (except the specified shareholders) in the ratio of one equity share of face value of Rs. 5 each fully paid up in the Company for every one equity share of Rs. 10 each fully paid up held by the shareholders of RIL. Pending allotment of these shares, the amount of Rs. 6,115,652,110 is disclosed as 'Share Capital – pending allotment'. Consequent to the allotment of the new shares as per the scheme, current share capital of the Company of Rs.500,000 shall stand cancelled and the Company shall cease to be the subsidiary of RIL.

d. Excess of net assets so recorded, over the amount of share capital to be issued amounting to Rs. 147,777,728,253 is recognized in these financial statements, and as stipulated in the Scheme, is disclosed as a reserve with the nomenclature 'General Reserve'.

4. Consequent to fresh Certificates of Incorporation received from the Registrar of Companies Maharashtra, Mumbai name of the Company has been changed as under :

Certificate Dated	Change of name particulars
25-07-2005	From "Reliance Infrastructure Developers Private Limited" to "Reliance Infrastructure Developers Limited"
03-08-2005	From "Reliance Infrastructure Developers Limited" to "Reliance Communication Ventures Limited".

5. There are no reportable segments under Accounting Standard 17 'Segment Reporting' issued by the Institute of Chartered Accountants of India.

6. The following are lease rentals receivable as at December 31, 2005

Amount in Rupees

Particulars	Not later than one year	Later than one year but not later than five years	Later than five years	Total
Gross Investment	113,677,758 (--)	454,711,032 (--)	134,138,289 (--)	702,527,079 (--)
Less: Unearned Finance Income	63,494,143 (--)	171,944,906 (--)	19,540,277 (--)	254,979,326 (--)
Present Value of Minimum Lease Payments	50,183,615 (--)	282,766,126 (--)	114,598,012 (--)	447,547,753 (--)

Figures in bracket indicate previous year amounts.
General description of Lease terms:

a. Lease rentals are charged on the basis of agreed rate of interest
b. Assets are given on lease on a period of 10 years.

7. In terms of Accounting Standards (AS) 22, "Taxes on Income" the Company has provided deferred tax liability of Rs. 6,317,003. Details are as under:

Amount in Rupees

Particulars	Timing differences arising during the period Rupees	As at 31-12-2005 Rupees
Deferred Tax Liability		
On account of timing difference of depreciation / finance lease	6,317,003	6,317,003
	6,317,003	6,317,003

8. Provision for income tax is based on profit for the period ended December 31, 2005. However, the ultimate tax liability will be determined on the basis of profit for the period April 1, 2005 to March 31, 2006 being the tax year for the Company as per the requirements of the Income-tax Act, 1961.

9 Related Party disclosures and transactions with promoter group:

a) Following are the names of related parties/promoter group and description of relationship

Name of the party			Relationship
Mr. Anil D. Ambani	w.e.f. 25.07.2005	upto 11.08.2005	Person having control at anytime during the year
Reliance Industries Limited		w.e.f. 11.08.2005	Holding company
Reliance Industrial Investments and Holdings Ltd		w.e.f. 11.08.2005	Fellow Subsidiary companies
Reliance Power Ventures Limited		w.e.f. 11.08.2005	
Reliance Ventures Limited		w.e.f. 11.08.2005	
Reliance Strategic Investments Limited		w.e.f. 11.08.2005	
Reliance Technologies LLC		w.e.f. 11.08.2005	
Reliance LNG Limited		w.e.f. 11.08.2005	
Gas Transport & Infrastructure Ltd.		w.e.f. 11.08.2005	
Reliance Brazil LLC		w.e.f. 11.08.2005	
Reliance Capital Ventures Limited		w.e.f. 11.08.2005	
Reliance Energy Ventures Limited		w.e.f. 11.08.2005	
Reliance Natural Resources Limited		w.e.f. 11.08.2005	
Reliance Thermal Energy Limited		w.e.f. 11.08.2005	
Jayamkondam Power Limited		w.e.f. 11.08.2005	
Reliance Power Limited		w.e.f. 11.08.2005	
Hirma Power Limited		w.e.f. 11.08.2005	
Reliance Patalganga Power Limited		w.e.f. 11.08.2005	
Reliance Industries (Middle East) DMCC		w.e.f. 11.08.2005	
Relene Petrochemicals Limited		w.e.f. 06.09.2005	
Reliance Petroleum Ltd		w.e.f. 24.10.2005	
Reliance Infrastructure Ltd		w.e.f. 01.10.2005	
Reliance Communication Infrastructure Limited		w.e.f. 01.09.2005	Associate Companies
Reliance Infocomm Limited		w.e.f. 01.09.2005	
Reliance Telecom Limited		w.e.f. 01.09.2005	

b) Following are the volume of transactions with related parties/promoter group during the period and outstanding balances as at the end of the period

Nature of transaction	Name of the Party	Opening Balance as on 01.04.2005 Rs	Acquired on demerger Rs	Transaction during the period Rs	Balance outstanding as on 31.12.2005 Rs
Interest received	Reliance Power Ventures Limited			67,744,549	
Lease rent	Reliance Communications Infrastructure Limited			16,494,187	
	Reliance Infocomm Limited			6,279,129	
Rent	Reliance Communications Infrastructure Limited			33,024,096	-
Contribution to equity share capital	Mr. Anil D. Ambani	-	-	400,000	-
Equity Share Capital (As Holding Co.)	Reliance Industries Limited	-	-	-	500,000
Investments					
- Equity Share	Reliance Communications Infrastructure Limited	-	23,310,000,000	-	23,310,000,000
	Reliance Infocomm Limited	-	92,397,731,179	-	92,397,731,179
	Reliance Telecom Limited	-	570,522,916	-	570,522,916
- Preference share	Reliance Telecom Limited	-	4,443,388,596	-	4,443,388,596
Interest free Loans / Advances	Reliance Ventures Limited	-	40,366,700,000	(40,366,700,000)	-
Loans / Advances	Reliance Power Ventures Limited			31,000,000,000	31,000,000,000
Interest receivable	Reliance Power Ventures Limited			67,744,549	67,744,549
Lease rent recoverable	Reliance Communications Infrastructure Limited		333,373,578	(10,901,323)	322,472,255
	Reliance Infocomm Limited		129,293,444	(4,217,946)	125,075,498
Advances recoverable (Reimbursements)	Reliance Communications Infrastructure Limited			33,024,096	33,024,096
Other Liabilities	Reliance Industries Limited			10,333,059	10,333,059

Figures in bracket represents inflow

10. Based on the available information with the management, the Company does not owe any sum to a small scale industrial undertaking as defined in clause (j) to section 3 of the industries (Development and Regulation) Act, 1951.

11. In the opinion of the management, the Current Assets, Loans and Advances and Current Liabilities are approximately of the value stated, if realised/ paid in the ordinary course of business. The provision for all known liabilities is adequate and is not in excess of amounts considered reasonably necessary.

12. Details of Pre-operative expenditure

Amount in Rupees

Particulars	**For the period**	
	April 1, 2005 to December 31, 2005	**July 15, 2004 to March 31, 2005**
Opening balance	12,170	-
Add:		
Expenditure incurred during the period:		
Filing fees	-	1,150
Audit fees	-	11,020
Rates and taxes	-	-
	12,170	**12,170**
Less: Charged to profit and loss account	12,170	-
Closing balance	-	**12,170**

RELIANCE COMMUNICATION VENTURES LIMITED
(Formerly known as Reliance Infrastructure Developers Private Limited)
Annexure – 5

STATEMENT OF ACCOUNTING RATIOS

	Particulars	For the period ended December 31, 2005	For the period ended March 31, 2005
1	**Earnings per share**		
	Net Profit after tax (Rupees)	56,538,677	
	Weighted average number of equity shares outstanding at the end of the period (Nos.) - Basic	66,546	
	Add: Weighted average number of equity shares to be issued pursuant to the scheme of demerger excluding shares to be cancelled on allotment (Nos.)	543,546,975	Not Applicable (Refer Note No.1 below)
	Weighted average number of equity shares outstanding at the end of the period (Nos.) – Dilutive	543,613,521	
	Earning per share (Rupees) – Basic	849.62	
	- Diluted	0.10	
2	**Return on Net Worth**		
	Net Profit after tax (Rupees)	56,538,677	Not Applicable (Refer Note No.1 below)
	Net Worth (Rupees)	153,950,419,040	
	Return on Net Worth (%)	0.04	
3	**Net Asset Value**		
	Net Worth (Rupees)	153,950,419,040	87,830
	Total number of equity shares outstanding at the end of the period (Nos.) (Refer Note 2 below)	100,000	20,000
	Net Asset Value per share (Rupees)	1,539,504.19	4.39

Notes:

1. Since the business of the Company was in pre-operative stage for the period ended March 31, 2005, no profit and loss account is prepared. Accordingly, no earnings per share and return on net worth data is provided.

2. During the period ended December 31, 2005, the Company has split its equity shares from Rs. 10 per share to Rs. 5 per share. Accordingly, the number of shares is increased for all reported periods based on per share face value of Rs. 5 each. The net asset value is accordingly calculated based on face value of Rs. 5 per share.

RELIANCE COMMUNICATION VENTURES LIMITED
(Formerly known as Reliance Infrastructure Developers Private Limited)
Annexure – 6

CAPITALISATION STATEMENT AS AT DECEMBER 31, 2005

Amount in Rupees

	Particulars	Pre Issue	Post Issue (Refer note below)
A	**Borrowing:**		
	Short Term debt	-	-
	Long Term debt	-	-
	Total Debt	-	-
B	**Shareholders Funds:**		
	Equity share capital	500,000	6,115,652,110
	Share Capital – Pending allotment	6,115,652,110	-
	Reserves and surplus	147,834,266,930	147,834,766,930
	Total	**153,950,419,040**	**153,949,919,040**
	Debt – Equity Ratio (A/B)	-	-

Note:

As per the scheme of arrangement, in consideration of the demerger of Telecommunication Services Undertaking, the Company will issue and allot its shares to the shareholders of Reliance Industries Limited (except the specified shareholders) in the ratio of one equity share of face value of Rs. 5 each fully paid up in the Company for every one equity share of Rs. 10 each fully paid up held by the shareholders of Reliance Industries Limited. Such share capital which is pending allotment as at December 31, 2005 is considered as share capital pending allotment and included in pre issue shareholders funds. The post issue debt equity ratio is as adjusted at December 31, 2005 for allotment of these shares, amounting to Rs. 6,115,652,110 and cancellation of current share capital of Rs.500,000 which shall stand cancelled on allotment of the new shares. The amount of share capital to be cancelled is treated as capital reserve and included in post issue reserves and surplus.

RELIANCE COMMUNICATION VENTURES LIMITED
(Formerly known as Reliance Infrastructure Developers Private Limited)

ANNEXURE – 7

STATEMENT OF TAX SHELTERS

Amount in Rupees

Particulars	For the period ended	
	December 31, 2005	March 31, 2005
Profit before current and deferred taxes, as restated	88,555,680	-
Tax rate, %		
-- Normal	33.66	36.59
Tax impact at applicable tax rate on restated profits (A)	29,807,842	-
Adjustments		
Permanent differences		
Other adjustments	6,282,514	-
Total (B)	6,282,514	-
Temporary differences		
Difference between book base and tax base of fixed assets	(18,767,091)	-
Total (C)	(18,767,091)	-
Net Adjustment (B+C)	(12,484,577)	-
Tax saving thereon (D)	(4,202,308)	-
Net tax payable (F=A+D)	25,605,533	-

RELIANCE COMMUNICATION VENTURES LIMITED
(Formerly known as Reliance Infrastructure Developers Private Limited)

ANNEXURE - 8

INVESTMENTS, AS RESTATED

Amount in Rupees

Particulars	As at	
	December 31, 2005	March 31, 2005
Long term, non trade [at cost]		
Unquoted		
In Equity Shares, fully paid up		
2,700 equity shares of Reliance Energy Transmission Limited of Rs. 10 each	27,000	27,000
900,000,000 equity shares of Reliance Communications Infrastructure Limited of Re.1 each	23,310,000,000	-
3,192,585,350 equity shares of Reliance Infocomm Limited of Re.1 each	92,397,731,179	-
7,095,130 equity shares of Reliance Telecom Limited of Rs.10 each	570,522,916	-
* 69,524 equity shares of WorldTel Holding Limited., Bermuda of US$ 0.05 each	19,342,141	-
In Preference Shares, fully paid up		
45,000,000 1% Non convertible cumulative preference shares of Reliance Telecom Limited of Re.1 each	4,443,388,596	-
Total	**120,741,011,832**	**27,000**

* Pending transfer in the name of the Company

Note : A negative lien on 160,650,000 equity shares of Reliance Infocomm Limited has been extended to the banks for loans extended to Reliance Infocomm Limited.

RELIANCE COMMUNICATION VENTURES LIMITED
(Formerly known as Reliance Infrastructure Developers Private Limited)

ANNEXURE – 9

LOANS AND ADVANCES, AS RESTATED

Amount in Rupees

Particulars	As at	
	December 31, 2005	March 31, 2005
Advances recoverable in cash or in kind or for value to be received	31,586,208,985	-
Deposits	2,898,574	-
Total	**31,589,107,559**	-

Advances as at December 31, 2005 include (a) loans recoverable of Rs. 31,000,000,000 and interest receivable of Rs. 67,744,549 from Reliance Power Ventures Limited, a Company under the same management; and (b) net investment in finance leases of Rs. 447,547,753

RELIANCE COMMUNICATION VENTURES LIMITED
(Formerly known as Reliance Infrastructure Developers Private Limited)

ANNEXURE - 10

OTHER INCOME, AS RESTATED

Amount in Rupees

Particulars	For the period ended	
	December 31, 2005	March 31, 2005
Recurring		
Rent received [Refer Note No. 3 below]	41,883,096	-
Total (A)	**41,883,096**	-
Non Recurring		
Interest received on advances/deposits	67,919,625	-
Total (B)	**67,919,625**	-
Total (A+B)	**109,802,721**	-

Notes:

1. Other income considered above is as per the statement of the restated profit and loss.

2. The classification of other income by the management into recurring and non-recurring is based on the current operations and business activities of the Company.

3. Rent received is towards assets given for use viz. Building and Telecom Equipments.

GROUP COMPANIES FINANCIAL AND OTHER INFORMATION

The details of more than five listed companies in the Group are as under:

1. Reliance Energy Limited (REL)

Date of Incorporation:

REL was incorporated on October 1, 1929.

Principal Business:

REL is India's leading integrated power utility company in the private sector. It has a significant presence in generation, transmission and distribution of power in Maharashtra, Goa and Andhra Pradesh

Shareholding Pattern of REL as on December 31, 2005:

	Category	No. of shares Held	% of Shareholding
A	Promoter Holding	102,919,963	50.97
B	Non Promoters holding	98,984,288	49.03
	Total	201,904,251	100.00

Board of Directors of REL:

Anil D. Ambani	Chairman & Managing Director
Satish Seth	Executive Vice Chairman
J. P. Chalasani	Director (Business Development)
S. C. Gupta	Director (Operations)
V. R. Galkar	Director
Gen V.P. Malik	Director
S. L. Rao	Director
Dr. Leena Srivastava	Director

Financial Performance of REL

Rs in Crores

Particulars	2002-03	2003-04	2004-05	April 1, 2005 to December 31, 2005*
Sales & Other Income	2,759.29	3,582.70	4,592.55	3,383.43
PAT	162.33	367.08	520.14	480.47
Equity Capital	137.83	175.26	185.61	201.94
Reserves	2,425.67	4,935.71	5,586.27	NA
EPS(Rs.)	8.85	25.86	28.06	24.30
Book Value(Rs.)	186.13	291.79	310.32	NA

*As per the un-audited financial results published by REL for the nine months' period ended December 31, 2005

Details of listing and Highest & Lowest market price during the preceding six months:

Equity Shares of REL are listed at the Bombay Stock Exchange Limited and National Stock Exchange of India Limited GDR's of the company are listed at London Stock Exchange.

Monthly High & Low price of the Equity Shares of REL at BSE

Month	High (Rs)	Low (Rs)
August 2005	659.50	563.25
September 2005	614.00	533.00
October 2005	593.50	496.00
November 2005	611.25	515.00
December 2005	664.40	573.00
January 2006	700.60	585.20

Promise v/s Performance

In December 1993 REL made a public issue of 25,269,000 - 15% Secured Fully Convertible Debentures of Rs. 70 each, each of which was converted into one equity share of Rs. 10 each, at a premium of Rs. 60 each, for cash at par, aggregating to Rs. 1176.9 crores. REL simultaneously also made a rights issue of 28,851,760 fully convertible debentures of Rs. 60 each, each of which was converted into one equity share of Rs. 10 each at a premium of Rs. 50 each.

The following table compares the performance vis a vis the projections given in the Offer Document for the aforesaid issues.

Rs. in Crores

Year ended March 31,	1993-94		1994-95		1995-96	
	Projection	Performance	Projection	Performance	Projection	Performance
Total Income	920.61	1008.78	1046.49	1214.39	1138.07	1584.85
Profit After Tax	81.87	70.84	127.93	146.66	137.06	173.47
Earning per Share (Rs.)	14.19	12.28	11.44	13.13	12.26	15.00

1993-94: The variation between the projected and actual figures is attributable to the Provision for Taxation, which in projected financials was Nil while Actual was Rs.49.60 crores.

The performance in 1994-95 and 1995-96, were higher than those projected, due to the benefits accrued as a result of the commissioning of the Company's Power Station at Dahanu.

Recent equity issue:

REL on July 21, 2005 had allotted 4,184,000 equity shares at the rate of Rs. 573 per equity shares (including a premium of Rs. 563) to a corporate body and five foreign institutional investors. REL on August 2, 2005 had also allotted 2,58,16,000 warrants at Rs. 573 per warrant (including a premium of Rs. 563) to AAA Project Ventures Private Limited. Each warrant when fully paid is entitled to one equity shares of REL.

2. Reliance Capital Limited (RCL)

Date of Incorporation:

RCL was incorporated on March 5, 1986

Principal Business:

RCL is a Non-Banking Financial Company (NBFC) registered with the Reserve Bank of India under Section 45-IA of the Reserve Bank of India Act, 1934.

Shareholding Pattern of RCL as on December 31, 2005:

Sr.	Category	No. of shares Held	% of Shareholding
A	Promoter Holding	12,51,04,225	60.33
B	Non Promoters holding	8,22,62,020	39.67
	Total	207,366,245	100.00

Board of Directors of RCL

Anil D. Ambani	Chairman
Amitabh Jhunjhunwala	Director
Rajendra Chitale	Director
Udayan Bose	Director

Financial Performance of RCL

Rs. in Crores

Particulars	2002-03	2003-04	2004-05	April 1, 2005 to December 31, 2005*
Sales & Other Income	458.78	356.79	295.69	329.69
PAT	102.63	105.79	105.81	252.02
Equity Capital	127.83	127.84	127.84	207.90
Reserves	1208.50	1271.84	1310.08	N.A
EPS (Rs.)	8.06	8.31	8.31	14.66
Book Value (Rs.)	104.97	109.96	112.95	N.A

*As per the un-audited financial results published by RCL for the nine months' period ended December 31, 2005

Details of listing and Highest & Lowest market price during the preceding six months:

Equity Shares of RCL are listed at the Bombay Stock Exchange Limited and National Stock Exchange of India Limited.

Monthly High & Low price of the Equity Shares of RCL at BSE

Month	High (Rs)	Low (Rs)
August 2005	496.50	421.00
September 2005	484.95	363.00
October 2005	409.70	327.10
November 2005	452.35	349.55
December 2005	473.00	415.00
January 2006	482.90	420.60

Promise v/s Performance:

In January 1995, RCL made a public issue of 42,857,200 equity shares of Rs. 10 each for cash at premium of Rs. 130 per share aggregating Rs. 600 crores.

In January 1995, RCL made a rights issue of 14,229,500 equity shares of Rs. 10 each for cash at premium of Rs. 40 per share aggregating Rs. 71.1 crores.

The following table compares the performance vis a vis the projections given in the Offer Document for the aforesaid issues.

(Rs. in Crores)

Year ended March 31,	1995		1996		1997	
	Projection	Performance	Projection	Performance	Projection	Performance
Total Income	107.00	106.57	398.00	217.55	537.00	222.86
Profit After Tax	46.00	46.37	119.00	110.92	138.00	101.51
Earning per Share (Rs.)	7.80	7.42	9.40	9.28	10.90	8.19
Dividend (%)	22	24	25	27	25	28

a) 1994-1995: There was no material variation between the projected and actual figures in this period.

b) 1995-1996: The variation between the projected and actual figures is attributable to tight money conditions impacting resource mobilization and depressed capital markets.

c) 1996-1997: The variation between the projected and actual figures is attributable to the continuing depressed conditions in the capital markets which affected resource mobilization and the overall volume of business; higher provisioning and write offs; and incidence of corporate tax consequent upon legislative amendments.

3. Adlabs Films Limited (Adlabs)

Date of Incorporation:

Adlabs was incorporated on November 30, 1987.

Principal Business:

Adlabs is engaged in the business of production, processing, exhibition, and overseas distribution of films.

Adlabs has processing facilities in Mumbai for, amongst other things, the processing of raw exposed films, color correction, editing and coping. Adlabs has invested in front-end processing laboratories in Chennai and Kolkata to cater to regional films. Adlabs' multiplex cinema division now operates 24 cinema screens in 6 multiplex complexes: one multiplex is wholly-owned, three are 50 : 50 joint ventures, and balance two are leased properties. Adlabs' through its wholly-owned subsidiary Entertainment One (India) Limited produces / co-produces, invests in and markets Indian-made feature films internationally.

On 24 May 2005 Adlabs made a preferential issue of 35 lakh equity shares of Rs. 5 each at a price of Rs. 150 per share to foreign institutional investors. On 8 August 2005, Adlabs issued on preferential basis 1,10,00,000 equity shares and 38,00,000 warrants to Reliance Land Private Limited.

Shareholding Pattern of Adlabs as on December 31, 2005

Sr.	Category	No. of Shares Held	% of Shareholding
A.	Promoter Holding	1,80,55,000	50.15
B.	Non Promoters holding	1,79,45,750	49.85
	Total	3,60,00,750	100.00

Board of Directors of Adlabs

Manmohan Shetty	Chairman and Managing Director
Pooja Shetty	Executive Director
Berjis Desai	Non-executive Director
Karan Johar	Non-executive Director
Gautam Doshi	Non-executive Director
Shripal Morakhia	Non-executive Director

Financial Performance of Adlabs

Rs. in Crores

Particulars	2002-03	2003-04	2004-05	April 1, 2005 to December 31, 2005*
Sales & Other Income	78.05	78.91	87.56	69.79
PAT	16.65	17.64	20.67	18.92
Equity Capital	10.75	10.75	10.75	18.00
Reserves	82.52	94.09	106.55	N.A.
EPS(Rs.)	7.75	8.21	9.61	6.28
Book Value(Rs.)	43.38	48.76	54.56	N.A.

*As per the un-audited financial results published by Adlabs for the nine months' period ended December 31, 2005

Details of listing and Highest & Lowest market price during the preceding six months:

Equity Shares of Adlabs are listed at the Bombay Stock Exchange Limited and National Stock Exchange of India Limited.

Monthly High & Low price of the Equity Shares of Adlabs at NSE

Month	High (Rs)	Low (Rs)
August 2005	379.0	293.0
September 2005	364.7	276.2
October 2005	323.4	250.0
November 2005	337.5	270.2
December 2005	392.0	316.2
January 2006	374.9	324.5

Promise v/s Performance

In December 2000, Adlabs made an initial public offering of 44 lakh equity shares of Rs. 5 each at a premium of Rs. 115/- per share amounting to Rs. 52.8 crores. The proceeds of the issue were used to establish the IMAX dome theatre and a 4-screen, 1,314 seat multiplex cinema in Mumbai and to upgrade its film processing facilities. IMAX dome theatre scheduled to be established in December 2000 was established in March 2001.

4. Reliance Capital Ventures Limited (RCAPVL)

Date of Incorporation:

RCAPVL was incorporated on January 17, 2005.

Principal Business:

Pursuant to the Scheme, the RCAPVL stands vested with the Financial Services Undertaking, as defined under the Scheme comprising, inter-alia equity shares in the operating companies viz. 6,00,89,966 Equity Shares of Rs. 10 each of Reliance Capital Limited; 2,55,00,175 Equity shares of Rs. 10 each of Reliance General Insurance Company Limited; and 5,00,175 Equity Shares of Rs. 10 each of RLIC Limited. Therefore, the main source of the Company's income will be from its investments in RCL, RGIL and RLIL. RCL is a Company whose equity shares are listed on BSE and NSE. The Equity shares of RGIL and RLIL are not listed on any Stock Exchange. None of these companies is a Subsidiary of RCAPVL.

Shareholding Pattern of RCAPVL as on December 31, 2005

Sr.	Category	No. of Shares Held	% of Shareholding
A.	*Promoter Holding*	49 58 94 812	40.54
B.	Non Promoters holding	72 72 35 610	59.46
	Total	122 31 30 422	100.00

Board of Directors of RCAPVL

Anil D. Ambani	Chairman
Amitabh Jhunjhunwala	Non-executive Director
S. P. Talwar	Non-executive Director
Rajendra P. Chitale	Non-executive Director

Financial Performance of RCAPVL

Rupees

Particulars	2004-05	April 1, 2005 to December 31, 2005
Sales & Other Income	-	-
PAT	-	(254,088)
Equity Capital	1,00,000	5,00,000
Share Capital – pending allotment	-	12,23,13,04,220
Reserves	-	(2,54,088)
EPS(Rs.)	N.A.	(7.64)
Book Value(Rs.)	N.A.	N.A.

Details of listing and Highest & Lowest market price during the preceding six months:

In terms of the Scheme, the Equity Shares of RCAPVL are listed and / or admitted to on BSE and NSE with effect from February 21, 2006. The high and low price of RCAPVL since commencement of trading are as under:

Period	High (Rs)	Low (Rs)
From February 21, 2006 to February 28, 2006	24.85	21.95

Promise v/s Performance

RCAPVL has not made any public issue.

5. **Reliance Energy Ventures Limited (REVL)**

Date of Incorporation:

REVL was incorporated on July 3, 2000.

Principal Business:

Pursuant to the scheme, REVL is vested with the Coal Based Energy Undertaking, comprising, inter-alia equity shares in the operating companies viz. 9,09,24,724 Equity Shares constituting 45.03% of the paid up capital of Reliance Energy Limited, 50,000 Equity Shares of Rs.10 each, constituting 100% of the paid up capital, of Reliance Power Limited, 4,23,268 Equity Shares of Rs. 10 each, constituting 100% of the paid up capital, of Hirma Power Limited, 50,000 Equity Shares of Rs. 10 each of, constituting 100% of the paid up capital of Jayamkondam Power Limited and 50,000 Equity Shares of Rs. 10 each, constituting 100% of the paid up capital, of Reliance Thermal Energy Limited. Therefore, the main source of the REVL's income will be from these investments. Reliance Energy Limited (REL) is a Company whose equity shares are listed on BSE and NSE. The Equity shares of Reliance Power Limited, Hirma Power Limited, Jayamkondam Power Limited and Reliance Thermal Energy Limited are not listed on any Stock Exchange. Reliance Power Limited, Hirma Power Limited, Jayamkondam Power Limited and Reliance Thermal Energy Limited are Subsidiaries of REVL.

Shareholding Pattern of REVL as on December 31, 2005

Sr.	Category	No. of Shares Held	% of Shareholding
A.	Promoter Holding	49 58 94 812	40.54
B.	Non Promoters holding	72 72 35 610	59.46
	Total	122 31 30 422	100.00

Board of Directors of REVL

Anil D. Ambani	Chairman
Satish Seth	Non-executive Director
Shri S L Rao	Non-executive Director
Shri V R Galkar	Non-executive Director

Financial Performance of REVL

Rupees

Particulars	2002-03	2003-04	2004-05	April 1, 2005 to December 31, 2005
Sales & Other Income	-	-	-	-
PAT	(10,086)	(8,750)	(9,084)	(215,097)
Equity Capital	100,000	100,000	100,000	500,000
Share Capital – pending allotment				12,231,304,220
Reserves	(27,068)	(35,818)	(44,902)	16,978,761,708
EPS(Rs.)	(1.01)	(0.88)	(0.91)	(6.46)
Book Value(Rs.)	7.29	6.42	5.50	N.A.

Details of listing and Highest & Lowest market price during the preceding six months:

In terms of the Scheme, the Equity Shares of REVL are listed and / or admitted to on BSE and NSE with effect from February 24, 2006. The high and low price of REVL since commencement of trading are as under:

Period	High (Rs)	Low (Rs)
From February 24, 2006 to February 28, 2006	46.00	42.30

Promise v/s Performance

REVL has not made any public issue.

6. **Reliance Natural Resources Limited (RNRL)**

Date of Incorporation:

RNRL was incorporated on March 24, 2000.

Principal Business:

Pursuant to the Scheme, Gas Based Energy Undertaking of RIL comprising inter-alia. 50,000 Equity Shares of Rs. 10 each of, constituting 100% of the paid up capital of Reliance Patalganga Power Limited, has been vested with the RNRL. Reliance Patalganga Power Limited is a subsidiary of the RNRL.

Shareholding Pattern of RNRL as on December 31, 2005

Sr.	Category	No. of Shares Held	% of Shareholding
A.	Promoter Holding	49 58 94 812	40.54
B.	Non Promoters holding	72 72 35 610	59.46
	Total	122 31 30 422	100.00

Board of Directors of RNRL

Anil D. Ambani	Chairman
Shri S L Rao	Non-executive Director
Shri Bakul Dholakia	Non-executive Director
Shri J L Bajaj	Non-executive Director

Financial Performance of RNRL

Rupees

Particulars	2002-03	2003-04	2004-05	April 1, 2005 to December 31, 2005
Sales & Other Income	-	-	-	8,688
PAT	(10,027	(8,259)	(8,858)	(29,095,084)
Equity Capital	100,000	100,000	100,000	500,000
Share Capital – pending allotment				6,115,652,110
Reserves	(26,263)	(34,522)	(43,380)	(29,138,464)
EPS(Rs.)	(0.50)	(0.41)	(0.44)	(437.22)
Book Value(Rs.)	7.21	6.55	5.66	N.A.

Details of listing and Highest & Lowest market price during the preceding six months:

In terms of the Scheme, the Equity Shares of RNRL have been approved to be listed and/or admitted to trading on BSE and NSE with effect from March 1, 2006. As on the date of this Information Memorandum, RNRL's Shares have no trading history.

Promise v/s Performance

RNRL has not made any public issue.

Reliance Communication Ventures Limited (RCVL) (the "Telecommunication Resulting Company") was originally incorporated on July 15, 2004, under the Companies Act, 1956 as Reliance Infrastructure Developers Private Limited. The Status of the Company was changed from Private to Public on July 25, 2005. The name has since been changed to its present name, viz Reliance Communication Ventures Limited, under Fresh Certificate of Incorporation consequent on change of name dated August 3, 2005.

Pursuant to the Scheme, the Telecommunication Undertaking stands vested in the Company, comprising inter-alia investment in the operating companies as under:

Sr. No.	Investee Company	Instrument	Face value (Per share)	No. of shares	% shareholding
1.	Reliance Communications Infrastructure Limited	Equity Shares	Re. 1	900,000,000	45.00
2.	Reliance Infocomm Limited	Equity Shares	Re. 1	3,192,585,350	45.34
3.	Reliance Telecom Limited	Equity Shares	Rs. 10	7,095,130	35.60
4.	World Tel Holding Limited (Bermuda)	Equity Shares	US $ 0.05	69,524	3.98
5.	Reliance Telecom Limited	Preference shares	Rs. 10	45,000,000	100.00

The Telecommunication Undertaking also comprised, inter alia, certain fixed assets aggregating to Rs. 166.24 crores, which have been given on lease/leave-and-license basis to RIC, RCIL and others entities. RCVL has earned rentals/lease rentals of Rs. 6.46 crores for the period ended December 31, 2005. The said lease/leave-and-license arrangements are expected to continue.

The Company's main source of income presently will be the return from its investments in RIC, RCIL and RTL.

None of these companies is a subsidiary of the Company.

For details RIC, RCIL, RTL, and WTL please see – the Section titled "Key Investments".

KEY INVESTMENTS

Business

Pursuant to the scheme, the Telecommunication Undertaking of RIL stands vested in the Company, comprising inter-alia investment in the operating companies as under:

Sr. No.	Investee Company	Instrument	Face value (Per share)	No. of shares	% shareholding
1.	RIC	Equity Shares	Re. 1	3,192,585,350	45.34
2.	RCIL	Equity Shares	Re. 1	900,000,000	45.00
3.	RTL	Equity Shares	Rs. 10	7,095,130	35.60
4.	WTL	Equity Shares	US $ 0.05	69,524	3.98
5.	RTL	Preference shares	Rs. 10	45,000,000	-

The Telecommunication Undertaking also comprised, inter alia, certain fixed assets aggregating to Rs. 166.24 crores, which have been given on lease/leave-and-license basis to RIC and RCIL and others entities. RCVL has earned rentals/lease rentals of Rs. 6.46 crores for the period ended December 31, 2005. The said lease/leave-and-license arrangements are expected to continue.

The Company's main source of income presently will be the return from its investments in RIC, RCIL and RTL.

None of the above companies is a subsidiary of the Company. However, so long as the main source of income of the Company is from the above investments, the Company, as a measure of transparency and good corporate governance in the interests of its over 20 lakh shareholders, will on an ongoing basis, make disclosures as regards material developments of RIC, RCIL and RTL, including their financial results, as may be applicable.

Details of the above referred Companies

As of December 31, 2005, the Company's operating companies viz. RIC, RCIL, and RTL, have a coverage spanning 2,39,655 towns / villages spread over almost whole of India, and their services touch about 54% of the India's population. They have a capacity of 30 million customers and a customer base of 18 million. They also have about 3.5 lakh wireless internet customers and about 7.13 lakh PCOs. Their network traffic per day is about 320 million minutes.

Reliance Infocomm Limited (RIC)

RIC was incorporated on July 31, 2002.

RIC is a fully integrated Telecom company designed to offer services that span the entire information and communication value chain of infrastructure, services for enterprises and consumer applications, etc. RIC offers the entire gamut of telecommunication services in wireless and wireline including voice, broadband, value added services, and International and domestic long distance services.

RIC has acquired various licenses for providing telecommunication services viz. (a) UASL in 21 Telecommunication circles in India. The circles are Mumbai, Delhi, Calcutta, Chennai, Tamil Nadu, Gujarat including Daman, Madhya Pradesh including Chhattisgarh, Rajasthan, Bihar including Jharkhand, Orissa, Uttar Pradesh (West), Uttar Pradesh (East) including Uttaranchal, Kerala, Andhra Pradesh, Maharashtra including Goa, Karnataka, West Bengal including Sikkim and Andaman & Nicobar, Punjab, Haryana, Himachal Pradesh and Jammu & Kashmir. The Licenses cover the whole of India except North East and Assam. The company originally obtained BTSL and migrated to UASL pursuant to the migration scheme announced by the GOI. The Licenses cover the whole of India except North East and Assam. (b) National Long Distance Services and (c) International Long Distance Services.

RIC launched the CDMA based mobile services under the Reliance India*Mobile* brand in the year 2002-2003. In August 2003, RIC launched fixed wireless phone services under the Reliance IndiaPhone brand followed by prepaid mobile services in February 2004. RIC is using CDMA 2000 1X technology for its wireless services. RIC has deployed around 6,990 Base Transceivers Station (including repeaters) and is providing wireless mobile services in more than 4,324 towns in India.

Presently, RIC is one of the largest wireless operators in India with a subscriber base of 13.01 million wireless-mobile subscribers and 2.36 million wireless-fixed subscribers as on December 31, 2005. This translates into a market share of approximately 20% of the wireless market segment, achieved through a rapid subscriber acquisition and network coverage strategy. The leading position provides RIC with a critical mass to take advantage of the continuing growth in subscriber penetration throughout the country. The churn rate of RIC's customers for the third quarter of FY 2005-06 is 2.2%, as compared to more than 5% in case of major competitors using GSM technology.

In addition to the mobile telephone market, RIC has made a strong foray into the Wireless-Fixed Access segment, competing with the conventional landline market, and thereby dramatically increasing the scope of its addressable market. RIC extended its reach into the commercial users segment by launching the Wireless-Fixed Access based PCOs. RIC's market share of the Wireless-Fixed segment in December 31, 2005 was 38.8%.

RIC's Enterprise broadband is available in 29 important cities in India. More than 14 products and services have been launched successfully till date across voice telephony, Internet and data networking solutions, collaborative applications and solutions. RIC has taken the initiative to expand network coverage beyond the existing 29 cities/towns. Enterprise broadband services have created a niche by offering unique, innovative and technically superior products like Reliance Single Number, Digital Electronic News Gathering, IPLC, pay per use etc. Within a short time, the services have made inroads into some of the leading companies, mainly in the BFSI, Media, FMCG, IT and ITES services sector. The enterprise business has successfully implemented a well-integrated OSS-BSS architecture capable of handling multi product multi location orders and service. Consumer broadband services, offering Triple Play–Voice, Video and Data–are currently undergoing trials in a few thousand homes. Various technology options are being evaluated before the commercial rollout of services on a large scale. The consumer broadband project will be an extension of the enterprise broadband project sharing the same fibre network, extending it further to connect households.

The PCO business was launched in May 2004. In the very first year, it gained a significant share of the STD / PCO market establishing over 7 lakh PCOs by the end of December 2005 – a result of focused marketing efforts and innovative delivery mechanisms.

RIC is presently the biggest International Long Distance Operator (ILDO) with a market share of over 46% of the international long distance voice minutes based on the traffic from April to December 2005.

RIC has the most reliable and cost competitive NLD Voice Service. The extensive reach of network and more than 620 interconnects with BSNL at local exchanges gives RIC a unique advantage of both quality and class of service resulting in better Answer Seizure Ratio and Longer Average Call Duration. NLD voice volumes have grown 46% in the last 3 quarters of FY 2005-06.

RIC has targeted the retail segment through a chain of highly visible Reliance Web World retail outlets, through its 100% subsidiary Reliance Webstores Limited, which offers a host of related services like internet surfing, web based applications for entertainment / gaming / information.

In May 2004, RIC launched "RelianceIndia*Call*" – a virtual calling service in USA and Canada through its 100 percent subsidiary, Reliance Communications International Inc., USA. This high quality service enables customers to call any number in India at a highly competitive rate. RelianceIndia*Call* has more than five lakh customers and contributes about 30% of ILD voice revenue.

In January 2004, in order to further strengthen its international telecommunication business, RIC through its 100% subsidiary, Reliance Gateway Net Limited, acquired Bermuda based FLAG Telecom Group Limited, which owns submarine cable systems in international waters. FLAG has about 32 subsidiaries in 20 countries. The integration of FLAG Telecom has been successfully completed. FLAG has about 200 global carrier customers and points of presence offering services in about 28 countries. FLAG is presently implementing its new terabit capacity submarine cable network FALCON. This will connect Egypt to India with multiple landing stations in Arabian Gulf. Once implemented the cable network will cover 11,500 cable kms. This cable will strengthen FLAG's current global network and seamlessly connect India to Middle East and Europe.

RIC also has a highly evolved distribution / service network i.e. 241 Web Worlds, 1,240 Web World Express, 6,767 point of service, 2,365 distributors linked to 2,50,000 retail outlets, and about 3,000 sales agents as on December 31, 2005.

Shareholding Pattern of RIC:

Category	No. of shares (crore)	% of Shareholding
Promoter Holding		
(i) RCVL	319.25	45.34%
(ii) RCIL	101.35	14.39%
(iii) Reliance Communications Technologies Limited	220.50	31.32%
(iv) Ambani Enterprises Private Limited	37.80	5.37%
(v) Panther Consultants Private Limited	25.20	3.58%
Grand Total	704.10	100.00%

Board of Directors

The Board of Directors of RIC is set forth below:

- Shri Anil D Ambani, Chairman
- Prof. J. Ramachandran
- Shri Gautam Doshi

Financial Performance of RIC- Consolidated*:

(Amount in Rs Crore)

Particulars	2002-03[(a)]	2003-04	2004-05	1 April 2005 to 31 December 2005 (Unaudited)
Sales & Other Income	0.13	2,850.50	6,148.51	6,813.70
EBITDA	0.01	124.58	928.31	1,070.54
PAT	(4.09)	(548.40)	(2,343.52)	25.00
Equity Capital	347.02	416.35	416.35	704.10
Reserves[(b)]	1,683.88	10,563.75	7,899.00	7,665.19
Net Debt	881.48	2,064.83	5,328.94	[(d)]1,962.34
EPS (Rs.)	0.00	(1.46)	(5.67)	0.04
Book Value (Rs.)	5.85	26.37	19.97	11.89

* *Consolidated RIC includes financials of Gateway Systems (India) Limited, Reliance Communications Investment & Leasing Limited, Reliance Infoinvestments Limited, Netizen Rajasthan Limited, Reliance Infocomm Solutions Limited, Reliance Digital World Limited, Netizen Gujarat Limited, Reliance Webstores Limited, Reliance Gateway Net Limited, Reliance Infocom BV, Reliance Infocom Inc., Reliance Communications Inc., Reliance Communications International Inc., Reliance Communications Canada Inc., Reliance Netway Inc., Reliance Communications UK Limited, Reliance Communications (Hong Kong) Limited, FLAG Group, Netizen Maharashtra Private Limited, Netizen Madhya Pradesh Private Limited, and Netizen West Bengal Private Limited.*

Notes:

(a) From July 31, 2002.

(b) Net off P&L Debit balance & Miscellaneous expenditure not written off

(c) RIC has incurred various losses on account of alleged regulatory defaults and consequential penalties and charges, bad debts, impaired assets, over valuation / incorrect recognition of inventories, etc. the aggregate of which is estimated to be Rs. 2382.93 crores, and on conservative accounting principles, RIC has made provisions and write-off for the said amount. Except where such provisions amounting to Rs. 62.87 crores relate to transactions which have occurred after 1 April 2005, the provisions and write-offs aggregating to Rs. 2,320.06 crores relate to the year ended 31 March 2005, and financial information given above has been restated accordingly.

(d) Net of infusion of Rs. 3,100 crores as referred to in Section titled "Outstanding Litigations and Material Developments".

Details of listing and Highest & Lowest market price during the preceding six months:

Equity Shares of RIC are not listed at any Stock Exchange.

Reliance Communications Infrastructure Limited (RCIL)

RCIL was incorporated on July 17, 1997.

RCIL holds IP-I registration for providing telecommunication infrastructure services such as dark fiber to other telecom service providers. It also holds a Category A - ISP License and also provides Internet Data Centre (IDC) Services to customers.

RCIL has built an entire optic fibre network crisscrossing the country for a distance of approx. 80,000 kms. RCIL has executed an Indefeasible Right to Connectivity Agreement (IRC) with RIC by which it has provided part capacity in the optic fibre network to RIC for a period of 20 years. RCIL has received fees aggregating to Rs. 4,700 crores in advance for the dark fibre capacity provided to RIC and amortizes the same over the period of the agreement. It also renders data related services and content through its optic fibre network.

R-World, the wireless data applications platform, offers more than 150 applications. Some unique applications include railway reservation, mobile banking, e-mail access and others.

R-Connect, the wireless Internet access service, has a substantial number of subscribers as it offers better speed than dial-up Internet connections. The new unlimited data plans and attractive tariffs have given a boost to R-Connect usage. R-Connect Data cards, which enable laptop and desktops users to access the Internet anywhere on the RIC network, have also evoked a good response.

RCIL provides certain services to RIC viz. purchase and sale of handsets, marketing, billing, and collection.

Shareholding Pattern of RCIL:

Category	**No. of shares (crore)**	**% of Shareholding**
Promoter Holding		
(i) RCVL	90.00	45%
(ii) Ambani Enterprises Private Limited	66.00	33%
(iii) Panther Consultants Private Limited	44.00	22%
Grand Total	200.00	100%

Board of Directors

The Board of Directors of RCIL is set forth below:

- Shri Anil D Ambani, Chairman
- Prof. J. Ramachandran
- Shri Gautam Doshi

Financial Performance of RCIL – Consolidated*:

(Amount in Rs Crore)

Particulars	**2002-03**	**2003-04**	**2004-05**	**1 April 2005 to 31 December 2005 (Unaudited)**
Sales & Other Income	45.17	246.99	1,675.68	1,369.46
EBITDA	34.89	152.03	183.04	124.65
PAT	(0.12)	(55.79)	(1,915.29)	(75.00)
Equity Capital	200	200	200.00	200.00
Reserves[a]	4,481.33	4,485.20	2,058.29	2,300.59
Net Debt	3,040.24	922.47	878.23	1,564.84
EPS (Rs.)	0.00	(0.28)	(10.15)	(0.38)
Book Value (Rs.)	23.41	23.43	11.29	12.50

* *Consolidated RCIL includes financials of Reliance Mobile Limited, Matrix Innovations Private Limited, Reliance Communications Rajasthan Limited, Reliance Communications Investment & Leasing Limited, Reliance Communications Technologies Limited, Reliance Software Solutions Private Limited, Reliance Communications Solutions Private Limited, Netizen Maharashtra Private Limited, Netizen Madhya Pradesh Private Limited, Netizen West Bengal Private Limited, Reliance Communications Maharashtra Private Limited, Reliance Communications*

Himachal Pradesh Private Limited, Reliance Communications West Bengal Private Limited, Reliance Communications Delhi Private Limited, Reliance Communications Tamil Nadu Private Limited, Reliance Communications Jammu & Kashmir Private Limited, Reliance Communications Haryana Private Limited, Karma Commercials Private Limited, Gurukul Commercials Private Limited, Parikrama Commercials Private Limited, Aarthik Commercials Private Limited, Reliance Infosoft Private Limited, Synergy Infocomm Solutions Private Limited, Synergy Entrepreneur Solutions Private Limited, Netizen West Bengal Private Limited, Reliance Mobile Limited, and Matrix Innovations Private Limited

Notes:

(a) Net off P&L Debit balance & Miscellaneous expenditure not written off

(b) RCIL has incurred various losses on account of bad debts, impaired assets, over valuation / incorrect recognition of inventories, etc. the aggregate of which is estimated to be Rs. 2,104.20 crores and on conservative accounting principles, RCIL has made provisions and write-off for the said amount. Except where such provisions amounting to Rs. 7.67 crores relate to transactions which have occurred after 1 April 2005, the provisions and write-offs aggregating to Rs. 2,096.53 crores relate to the year ended 31 March 2005 and financial information given above has been restated accordingly.

Details of Listing

Equity Shares of RCIL are not listed at any Stock Exchange.

Reliance Telecom Limited (RTL)

RTL was incorporated on March 01, 1994.

RTL holds CMTS Licenses in 7 telecom circles namely Madhya Pradesh, Orissa, Assam, Bihar, North East, West Bengal and Himachal Pradesh. RTL began operations in 1997-98 and provides GSM services in 315 towns in 11 Indian states. Despite stiff competition, RTL's subscriber base grew by 5.3 Lakhs over the previous year to reach 1.65 million by December 31, 2005, reflecting 48 percent growth within a span of nine months. RTL is increasing its radio capacity to cater to increasing usage and subscriber base.

Shareholding Pattern of RTL:

Category	No. of shares (Lakhs)	% of Shareholding
Promoter Holding		
(i) RCVL	70.95	35.60%
(ii) Reliance Infocomm Infrastructure Private Limited	42.25	21.20%
(iii) Reliance Business Management Private Limited	86.10	43.20%
Grand Total	199.30	100.00%

Board of Directors

The Board of Directors of RTL is set forth below:

- Shri Anil D. Ambani, Chairman
- Shri Satish Seth
- Shri B.D Khurana
- Shri S.P Shukla

Financial Performance of RTL – Consolidated*

(Amount in Rs Crore)

Particulars	2002-03	2003-04	2004-05	**1 April 2005 to 31 December 2005 (Unaudited)**
Sales & Other Income	356.41	361.20	452.93	470.84
EBITDA	175.62	191.69	241.68	235.81
PAT	[a] (349.71)	39.73	86.98	92.00
Equity Capital	19.93	19.93	19.93	19.93
Reserves[b]	(181.86)	(141.87)	(54.64)	92.24
Net Debt	475.07	350.04	273.50	174.82
EPS (Rs.)	(175.69)	19.71	43.42	46.16
Book Value (Rs.)	-	-	-	56.28

* *Consolidated RTL includes financials of RTL, Reliance Telephone Limited (subsidiary of RTL), Reliable Internet Services Limited (associate of RTL).*

Notes

(a) Net off P&L Debit balance & Miscellaneous expenditure not written off

(b) On account of change in accounting policy relating to depreciation charge (Rs. 281.72 crores) and amortization of entry fees (Rs. 92.66 crores).

Details of Listing

Equity Shares of RTL are not listed on any Stock Exchange.

World Tel Holding Limited-Bermuda (WTL)

The company holds 69,524 shares constituting only 3.98% of the share capital of WorldTel Holding Limited as on December 31, 2005.

PROFORMA CONSOLIDATED FINANCIAL PERFORMANCE OF RCVL

RCVL holds less than 50 per cent. of the equity shares of each of its Key Investments viz. RIC, RCIL, and RTL. RCVL does not have any subsidiary. Consequently, RCVL is not required to prepare consolidated financial statements. However, in order to enable investors to have a composite view of the entire business carried on by RCVL and its Investee Companies, the accounts of RCVL have been prepared on a notional proforma basis by consolidating (even though such consolidation is not applicable) the accounts of the Investee Companies, prior to adjustment for minority interests. The following figures are based on the said consolidated accounts:

Rs. Crores

Particulars	**Quarter ended**			**Nine months period ended December 31, 2005**
	June 30, 2005	September 30, 2005	December 31, 2005	
Sales & Other Income	2,540	2,787	3,327	8,654
EBITDA	167	416	848	1,431
PAT	(250)	(19)	311	42
Equity Capital[(a)]	0.05	612	612	612
Reserves[(b)]	-	10,153	10,464	10,464
Net Debt	-	4,268	3,702	3,702
EPS (Rs.) (Annualized)	-	-	0.45	0.45
Book Value (Rs.)	-	-	90.48	90.48

(a) *Includes Share application Pending allotment*

(b) *The above includes Consolidated Reliance Infocomm Limited, Reliance Communications Infrastructure Limtied, Reliance Telecom Limited*

RCVL segment wise performance (consolidated) for the period April 1, 2005 to December 31, 2005

Rs. Crores

	Wireless	Global	Broadband	Others	Total
Gross Sales & Other Income	5,301	4,888	318	1,876	12,383
% Gross Sales & Other Income	43%	39%	3%	15%	
Inter-divisional revenue					(3,729)
Sales & Other Income					8,654
Gross EBITDA	1,483	315	13	(85)	1,726
% Gross EBITDA	86%	18%	1%	-5%	
Inter-divisional eliminations					(295)
EBITDA					1,431
Net Interest					217
Depreciation & Amortization					1,152
PBT					62
Tax					(20)
PAT					42

IMPORTANT DISCLAIMER: The above proforma numbers have been prepared purely by way of additional information, and are based on financial performance of all companies in the RCVL group, including inter alia Reliance Infocomm Ltd., Reliance Communications Infrastructure Ltd., FLAG Telecom, and Reliance Telecom, and reflect figures prior to adjustment for minority interests i.e. as if RCVL held 100% of the equity share capital of the above investee companies, while its actual shareholding in the said companies is as detailed in para titled "Business" above.

OUTSTANDING LITIGATIONS AND MATERIAL DEVELOPMENTS

Except as described below, in relation to the persons named as Promoters, to the best of knowledge of the Company, there are no outstanding material litigations against or any disputes, tax liabilities, non payment of statutory dues, overdues to banks / financial institutions, defaults against banks / financial institutions, defaults in dues towards instrument holders like debenture holders, fixed deposits and arrears on cumulative preference shares issued by the Company, defaults in creation of full security as per terms of issue/ other liabilities, proceedings initiated for economic/ civil/ any other offences (including past cases where penalties may or may not have been awarded and irrespective of whether they are specified under paragraph (i) of part 1 of Schedule XIII to the Companies Act, 1956), no disciplinary action has been taken by SEBI / Stock Exchanges against the Company, its Directors, its promoters, and the companies/firms promoted by the Promoters.

1. Pending litigation in which Promoters were associated:

For Non Conversion of the Optionally Fully Convertible Debentures (OFCDs) issued by the erstwhile Reliance Polypropylene Limited, Santosh Tyagi, a holder of OFCDs filed a Criminal Case No. 14 of 1995 before the Special Court for Economic Offences, Jaipur, under Section 63 of the Companies Act alleging false statements alleged to have been made in the prospectus pertaining to issue of the OFCDs. The Special Court has taken cognizance of the offence alleged and issued summons interalia to Anil Ambani. Against the Order taking cognizance, the Accused have filed a Revision before the Sessions Court which is pending disposal.

For Non Conversion of the Optionally Fully Convertible Debentures of the erstwhile Reliance Polyethylene Limited, Jairam Jangid has filed a Criminal Case No. 60 of 1998 before the Special Court for Economic Offences, Jaipur, under Section 63 of the Companies Act alleging false statements alleged to have been made in the prospectus pertaining to issue of the OFCDs. The Special Court has taken cognizance and issued summons interalia to Anil Ambani. The High Court of Rajasthan at Jaipur, pending the disposal of the Petition filed by Anil Ambani for quashing the prosecution, has stayed the proceedings before the Special Court.

For the alleged non transfer of 200 shares of erstwhile Reliance Petroleum Limited, on a Complaint filed by one Shri Bharat Bhushan Singh, the Chief Judicial Magistrate, Patna, has taken cognizance of the offences alleged and issued summons, interalia, Anil D. Ambani under Section 403 and 420 read with section 120-B of Indian Penal Code. Pending the disposal of a Petition filed by the Accused for quashing the prosecution, the Hon'ble Patna High Court, has stayed the Criminal proceedings before the Chief Judicial Magistrate, Patna.

2. Reliance Capital Limited:

Dhyan Investments and Trading Company Limited ("Dhyan" for short) incorporated on 17th May 1991, was a wholly owned subsidiary of Reliance Capital Limited (then known as Reliance Capital and Finance Trust Limited) between January 1992 and January 1993. Since January 1993 Reliance Capital Limited ceased to hold any shares in Dhyan. By an Order dated 17.01.2001 the Special Court in a Misc. Petition No. 74 of 1995 filed by Canfina against Citibank, Hiten Dalal, Dhyan and two officers of Canfina ("Defendants" for short) interalia held the Defendants jointly and severally were liable to pay to Canfina a sum of Rs.22.12 Crores alongwith interest thereon in connection with certain transactions pertaining to Canpremium and Candouble securities which had been transacted in May 1992. The Appeals preferred by Citibank, Hiten Dalal, Dhyan and one Officer of Canfina in the Supreme Court have been admitted and are pending disposal. Citibank has deposited the entire decretal amount with Canara Bank to secure the decree. CBI has alleged criminal conspiracy among Hiten Dalal, Dhyan, two officers of Canfina and two officers of Citibank arising out of the facts alleged in the above Petition and filed a case in the Special Court. No charges have been framed. By a Notification dated 20.11.2001, Dhyan was notified under Section 3(2) of the Special Court Act, 1992. Dhyan has filed before the Special Court a Misc. Petition No. 25 of 2001 challenging the said notification and applied for being denotified. The said Petition is pending disposal.

3. Reliance Energy Limited:

From time to time, REL experiences routine litigation and disputes with counter parties in its normal course of business, which are typical that are experienced by power utilities. However, REL believes that none of such pending routine litigation or disputes either individually or in the aggregate will have a material adverse effect on the business or financial condition or results of operation of the company. However the Major pending litigation, which will also not have any material adverse effect on the business or financial condition of the Company, is summarized below:

(a) Standby Charges: From the year 1998, a dispute over sharing of standby charges payable to MSEB is pending between REL and The Tata Power Company Limited (TPC). On remand by the Hon'ble Supreme Court, The Maharashtra Electricity Regulatory Commission (MERC) by its Order dated 31st May 2004 decided the issue and directed REL and TPC to share the same in the ratio of 23:77 and further directed TPC to refund Rs. 322 crore to REL i.e the excess amount paid/deposited by REL. REL and TPC has challenged the said order of MERC by filing first Appeal before the Appellate Tribunal for Electricity. Appeals are pending.

(b) TPC License interpretation: It is the contentions of REL that TPC has no license to supply electricity to retail consumers. MERC by its Order dated 3rd July 2003 has held that TPC has a license to supply to all consumers but has restrained TPC from supplying electricity to new consumers whose maximum demand is less than 1000 KVA till level playing field is created. The said Order has been challenged by REL and also by TPC by filing Appeal before the Appellate Tribunal for Electricity. Appeals are pending.

(c) Take or pay and additional energy charges: TPC in March 2002 has filed a petition before MERC claiming Rs. 125 crore from REL towards "Take or Pay and Additional Energy Charges" pursuant to Principle of Agreement dated 31st January 1998. REL is of the view that this amount is not payable to TPC. The Petition is pending before MERC.

(d) Rebate Issues: To retain high value consumers and prevent their migration to TPC ,REL offered to its consumers certain rebate with effect from 1998. TPC challenged the decision of REL and filed a petition before MERC. MERC by its Order dated 20th February 2004 disallowed such rebate and treated this rebate of Rs. 350 crore as a notional income while computing the Aggregate Revenue Requirement for the period FY 1998 to FY 2004. REL has challenged the said Order by filing Appeal before the Appellate Tribunal for Electricity. The said Appeal is admitted and pending for hearing.

(e) Flue Gas Desulphurization (FGD) at DTPS: As directed by the Dahanu Taluka Environment Protection Authority (DTEPA) REL is in process of putting FGD plant at its Dahanu Thermal Power Station. For due compliance of the said Order of DTEPA, the Company was directed by the Bombay High Court to give a Bank Guarantee of Rs. 100 crore to Bombay High Court. REL has given the said Bank Guarantee.

(f) Following is the summary position of pending litigation matters in respect of Income tax:

i. Appeals pending at Income Tax Appellate Tribunal (ITAT):

Assessment Year 1988-89: Appeal involving aggregate amount of Rs.2.53 crores and tax impact of Rs.0.19 crores; Assessment Year 1991-92: Total four Appeals involving aggregate amount of Rs.21.86 crores & tax impact of Rs.11.31 crores; Assessment Year 1993-94: Total seven Appeals involving aggregate amount of Rs.52.76 crores & tax impact of Rs.27.31 crores; Assessment Year 1994-95: Total eight Appeals involving aggregate amount of Rs.101.22 crores & tax impact of Rs.52.38 crores; Assessment Year 1995-96: Total eight Appeals involving aggregate amount of Rs.153.25 crores & tax impact of Rs.70.50 crores; Assessment Year 1996-97: Total five Appeals involving aggregate amount of Rs.14.28 crores & tax impact of Rs.6.58 crores; Assessment Year 1997-98: Total four Appeals involving aggregate amount of Rs.33.66 crores & tax impact of Rs.14.47 crores; Assessment Year 1998-99: Total nine Appeals involving aggregate amount of Rs.52.18 crores & tax impact of Rs.0.08 crores; Assessment Year 1999-00: Total twelve Appeals involving aggregate amount of Rs.52.83 crores & tax impact of Rs.25.46 crores; Assessment Year 2000-01: Total ten Appeals involving aggregate amount of Rs.177.51 crores & tax impact of Rs.67.98 crores; Assessment Year 2001-02: Total thirteen Appeals involving aggregate amount of Rs.102.69 crores & tax impact of Rs.39.80 crores; and Assessment Year 2002-03: Total two Appeals involving tax impact of Rs.0.10 crores.

ii. Appeals pending at CIT (A):

Assessment Year 2002-03: Total fourteen Appeals involving aggregate amount(addition/disallowance) of Rs.604.15 crores & tax impact of Rs.39.87 crores; and Assessment Year 2003-04: Total fifteen Appeals involving aggregate amount of Rs.360.33 crores & tax impact of Rs.19.92 crores.

iii. Appeals pending at High Court:

Assessment Year 1978-79: Total two Appeals involving aggregate amount of Rs.1.06 crores; Assessment Year 1979-80: Appeal involving aggregate amount of Rs.5.36 crores; Assessment Year 1980-81: Total two Appeals involving aggregate amount of Rs.4.08crores; and Assessment Year 1983-84: Total two Appeals involving aggregate amount of Rs 0.52 crores.

REL has paid all disputed Income Tax demands without prejudice. Hence any adverse ruling would not result in any adverse cash flow impact.

4. **Reliance Infocomm Limited**

(a) The Department of Telecommunications (DoT) had imposed a penalty of Rs. 150 crore on RIC for alleged violation of license conditions in relation to Home Country Direct (HCD) services. The Telecom Disputes Settlement & Appellate Tribunal (TDSAT) upheld the imposition of penalty by DoT. RIC has filed an appeal with the Honourable Supreme Court and also paid the amount by way of deposit to DoT. The matter is pending in the Supreme Court.

(b) Mahanagar Telephone Nigam Limited (MTNL) and Bharat Sanchar Nigam Limited (BSNL) have demanded Rs. 338.09 crore and Rs 290.20 crore respectively towards penalty for alleged wrong routing of Home Country Direct Calls (HCD) during the period May 2004 to September 2004. The matter is subjudice and presently under adjudication with Hon'ble Delhi High Court and Hon'ble Supreme Court. Based on the directives of Hon'ble Courts, RIC has deposited Rs.576.69 crore till March 31, 2005 to MTNL and BSNL against the aggregate claim of Rs. 628.29 crore. The matter is pending before the Supreme Court.

(c) Based on a complaint received from BSNL, DoT has stated, vide its letter dated August 26, 2005, that Fixed Access Wireless Services rendered by RIC is a limited mobile service. Accordingly, BSNL has raised claims on RIC for Access Deficit Charges (ADC) for calls originating from Fixed Wireless Phones and Terminals. RIC has objected to BSNL's claim and lodged an Appeal with TDSAT, which was not adjudged by TDSAT on the ground that a similar dispute is presently under appeal to the Hon'ble Supreme Court.

(d) DoT has raised claims amounting to Rs.50.52 crore on various dates against RIC for alleged illegal routing of international calls by RIC's subscribers resulting in loss of revenue to them. RIC has lodged protest letters to DoT against such claims.

(e) Delhi & Navi Mumbai Municipal Corporation's Health Department has instituted a criminal complaint on RIC for putting "Plan-A-Baby" content in its R-World Application, which is prohibited under the Pre-Natal Diagnostic Test Act (PNDT). PNDT Act prohibits any advertisement regarding any material that provides for planning a baby boy/girl before conception. RIC has ample defense in as much as RIC had never advertised such content nor has it created such content which is freely and widely available in the open market. RIC has already discontinued the "Plan-A-Baby" content from R-World Application.

(f) There are 5 major criminal cases pending against RIC and/or certain officers/employees filed by subscribers/customers alleging that they had not applied for any mobile connection but are receiving bills for the same. RIC had moved to the High Courts for quashing of such complaints and has secured interim relief in them. The said matters are pending in the High Courts. While RIC can make no assurances as to their outcome, it believes the result thereof do not pose any material financial risks to RIC.

(g) BSNL has raised claims on the Company amounting to Rs. 9.09 crore towards passive link charges. The Company has appealed to TDSAT, final adjudication for which is pending. Based on an interim order dated 28.10.05, TDSAT has asked the Company to pay 50% of claims raised, which has been paid by way of deposit.

(h) At present, there are approximately 1,400 cases filed by consumers in various consumer fora across the country having an overall liability of Rs. 10 Crores approximately. During the financial year 2004-2005 there were about 1,500 cases filed by the consumers in various consumer foras having an overall liability of Rs. 20 Crores.

(i) RIC has been persistent in its efforts to recover outstanding dues from customers. There are over 1 lakh cases filed by RIC for cheque bouncing under the Negotiable Instruments Act and about 2500 cases filed under Indian Penal Code for the recovery. The total amount due for recover under all such cases aggregate to approximately Rs. 29.50 Crores. The Company is pursuing these cases and is being successful in its efforts. The Company has evolved a method of Lok Adalat and Conciliation Procedure whereby the subscribers who were avoiding Courts are requested to come for a joint settlement program.

(j) Applicability of sales tax on telecom services is under litigation and most of the operators including COAI have filed Writ Petitions before the Hon'ble Supreme Court of India against the taxability issue and also the demand raised by various State Sales Tax authorities levying sales tax on telecom services. RIC and other operators have, in the Writ Petition (Writ Petition No.372 of 2003), challenged the applicability of Sales Tax on the charges collected from the subscribers towards telecom services, which includes rentals & usage charges. The hearing has been concluded and a Judgement is expected shortly. The liability to RIC on this account is estimated to be around Rs. 480 crore.

5. RCIL

There are no material outstanding litigations against RCIL, save for certain sales / entry tax demand notices, presently aggregating to around Rs. 11 crores. These have been challenged by RCIL and are pending before various appellate authorities.

6. RTL

There are no material outstanding litigations against RTL, except the issue of levy of Sales tax on telecom services. Reliance Telecom Limited has also independently filed a Writ Petition no 223 of 2003 and the same has been heard alongwith other petitions by the Hon'ble Supreme Court. The hearing has been concluded and Judgement is expected shortly. The liability to RTL on this account is estimated to be around Rs. 30 crore.

Material Developments

a. The Boards of Directors of Reliance Infocomm Limited and Reliance Communications Infrastructure Limited have approved write-offs and provisions of approximately Rs. 2,382.93 crore and Rs.2,104.20 crore, respectively, aggregating Rs. 4487.13 crore.

   The write-offs and provisions relate to the period up to 31st March 2005, prior to the restructuring and demerger of Reliance Group. The write-offs and provisions are based on an independent report by a leading international accounting firm, and other relevant material, and relate to, inter alia, the following heads:

   - Liabilities relating to regulatory and taxation matters
   - Bad debts and irrecoverable amounts
   - Obsolete and slow-moving inventories
   - Impairment of assets
   - Miscellaneous other items

   Reliance Infocomm Ltd. and Reliance Communications Infrastructure Ltd., propose to appropriately recast their accounts for the year ended March 31, 2005, subject to regulatory and/or other approvals, to reflect a true and fair view of the state of affairs in that period.

b. The re-organisation of the Reliance Group, as agreed between Shri Mukesh Ambani, Chairman and Managing Director, RIL, and Shri Anil Dhirubhai Ambani, envisaged, interalia, transfer by RIL to the Company of a sum of Rs. 3,100 crore in cash as part of the demerger of the Telecommunication Undertaking in terms of the Scheme, for the continued benefit of over 20 lakh Reliance shareholders.

   As against the transfer of the said amount of Rs. 3,100 crore in cash as per the agreed position, RIL transferred only Rs. 372.08 crore in cash to the Company. The balance amount of Rs. 2727.92 crore was transferred in the form of deep discount bonds of Reliance Communication Infrastructure Limited held by RIL. This has reduced financial flexibility of RCVL. This action was action by RIL (while the Company was still under RIL's control), without even the knowledge of the representative of Shri Anil D. Ambani on RCVL's Board.

   The reconstituted Board of the Company has decided to take appropriate steps, so as to restore the position as agreed, and to protect the interests of the Company and its Shareholders.

   RCVL has provided the said amount of Rs. 3,100 crore to Reliance Infocomm Limited on February 21, 2006, as per the commitments given to its lenders.

c. The Company has despatched Notice and Explanatory Statement along with Postal Ballot Form, to the Members of the Company for passing of Resolutions by Postal Ballot, pursuant to Section 192A of Companies Act, 1956 read with the Company (Passing of the Resolutions by Postal Ballot) Rules, 2001, as mentioned below:

   (i) Ordinary Resolution under Section 16 and 94 of the Companies Act, 1956, for increasing the authorised share capital and alteration of Clause V of the Memorandum of Association of the Company.

   (ii) Special Resolution under Section 31 of the Companies Act, 1956, for alteration of Article 3 of the Articles of Association of the Company for increasing the authorised share capital.

(iii) Special Resolution under Section 81 (1A) of the Companies Act, 1956 for issue of securities under the Employees Stock Option Scheme.

(iv) Ordinary Resolution under section 293(1)(d) of the Companies Act, 1956, for increasing the borrowing limits of the Company.

(v) Ordinary Resolution under Section 293(1)(a) of the Companies Act, 1956, for creation of mortgage / charge on Company's assets.

(vi) Special Resolution under Section 309(4) of the Companies Act, 1956 for payment of commission to Director(s) who are neither in the whole time employment nor managing director(s).

(vii) Special Resolution under Section 81 (1A) of the Companies Act, 1956 for issue of securities in the international markets in one or more currencies, to persons / entities, whether or not members of the Company.

(viii) Special Resolution for increase in limit of FIIs Investment upto 74% of the paid up equity capital of the Company.

(ix) Ordinary Resolution under Section 198, 269 and 387 of the Companies Act, 1956 for Appointment of Manager of the Company.

(x) Special Resolution under Section 17 of the Companies Act, 1956 for Shifting of Registered Office of the Company from the State of Maharashtra to the State of Goa.

Shareholders have been advised that the postal Ballot forms duly completed should be sent to Shri Anil Lohia, Scrutinizer, at Karvy Computershare Private Limited,Unit: Reliance Communication Ventures Limited, "Karvy House", 46, Avenue 4, Street No.1, Banjara Hills, Hyderabad- 560 034, not later than close of working hours on Wednesday, March 29, 2006. Postal Ballot Forms received after this date will be strictly treated as if the reply from the Members has not been received and the same will not be considered.

GOVERNMENT APPROVALS

No government license / approval are required by the Company to carry on its activity.

Authority for the Scheme

The Honorable High Court of Judicature at Bombay, by its Order dated December 9, 2005 has approved the Scheme of Arrangement between Reliance Industries Limited ("RIL") and Reliance Capital Ventures Limited, Reliance Energy Ventures Limited, Global Fuel Management Services Limited (since renamed as Reliance Natural Resources Limited), and Reliance Communication Ventures Limited (RCVL) and their respective shareholders and creditors (the "Scheme").

Prohibition by SEBI

The Company, its directors, its promoters, other companies promoted by the promoters and companies with which the Company's directors are associated as directors have not been prohibited from accessing the capital markets under any order or direction passed by SEBI.

Caution

The Company accepts no responsibility for statements made otherwise than in the Information Memorandum or in the advertisements to be published in terms of Clause 8.3.5.4 of SEBI (DIP) Guidelines, 2000 or any other material issued by or at the instance of the Company and anyone placing reliance on any other source of information would be doing so at his or her own risk. All information shall be made available by the Company to the public and investors at large and no selective or additional information would be available for a section of the investors in any manner.

Disclaimer Clause of the BSE

As required, a copy of this Information Memorandum has been submitted to BSE. The BSE has vide its letter dated September 9, 2005, has approved the said Scheme under Clause 24(f) of the Listing Agreement and by virtue of that approval the BSE's name in this Information Memorandum has been incorporated as one of the Stock Exchanges on which the Company's securities are proposed to be listed.

The BSE does not in any manner:

- warrant, certify or endorse the correctness or completeness of any of the contents of this Information Memorandum; or
- warrant that this Company's securities will be listed or will continue to be listed on the BSE; or
- take any responsibility for the financial or other soundness of this Company, its promoters, its management or any scheme or project of this Company;

and it should not for any reason be deemed or construed to mean that this Information Memorandum has been cleared or approved by the BSE. Every person who desires to apply for or otherwise acquire any securities of this Company may do so pursuant to independent inquiry, investigation and analysis and shall not have any claim against the BSE whatsoever by reason of any loss which may be suffered by such person consequent to or in connection with such subscription/ acquisition whether by reason of anything stated or omitted to be stated herein or for any other reason whatsoever.

Disclaimer Clause of the NSE

As required, a copy of this Information Memorandum has been submitted to NSE. The NSE has vide its letter dated September 9, 2005, has approved the said Scheme under Clause 24(f) of the Listing Agreement and by virtue of that approval the NSE's name in this Information Memorandum has been incorporated as one of the Stock Exchanges on which the Company's securities are proposed to be listed.

As required, a copy of the Information Memorandum has been submitted to NSE. It is to be distinctly understood that it should not in any way be deemed or construed that this Information Memorandum has been cleared or approved by NSE; nor does it in any manner warrant, certify or endorse the correctness or completeness of any of the contents of the Information Memorandum; nor does it warrant that our securities will be listed or will continue to be listed on the NSE; nor does it take any responsibility for the financial or other soundness of this Company, its promoters, its management or any scheme or project of this Company.

Every Person who desires to acquires any of our securities may do so pursuant to independent inquiry, investigation and analysis and shall not have any claim against NSE whatsoever by reason of any loss which may be suffered by such

Person consequent to or in connection with such subscription/acquisition whether by reason of anything stated or omitted to be stated herein or any other reason whatsoever.

Filing

Copies of this Information Memorandum have been filed with BSE and NSE.

Listing

Application will be made to BSE and NSE for permission to deal in and for an official quotation of the Equity Shares of the Company. The Company has nominated BSE as the Designated Stock Exchange for the aforesaid listing of the shares.

The Company shall ensure that all steps for the completion of necessary formalities for listing and commencement of trading at all the Stock Exchanges mentioned above.

Demat Credit

The Company has executed Agreements with NSDL and CDSL for admitting its securities in demat form. On January 27, 2006 the Company made allotment of the equity shares and such shares were allotted in demat form to those shareholders who have provided necessary details to the Company and/or who were holding their shares in RIL in demat form, as on the Record Date.

Dispatch of Share Certificates

Upon allotment of Shares to eligible shareholders pursuant to the Scheme on January 27, 2006, the Company dispatched share certificates to those shareholders who were holding shares in RIL in physical form, as on the Record Date.

Expert Opinions

Save as stated elsewhere in this Information Memorandum, we have not obtained any expert opinions.

Previous rights and public issues

The Company has not made any public or rights issue since incorporation.

Commission and brokerage on previous issues

Since the Company has not issued shares to the public in the past, no sum has been paid or has been payable as commission or brokerage for subscribing to or procuring or agreeing to procure subscription for any of the Equity Shares since its inception.

Companies under the Same Management

Save and except RIC and RCIL, there is no company under the same management within the meaning of erstwhile Section 370 (1B) of the Companies Act.

Promise vis-à-vis performance

This is for the first time the Company is getting listed on the Stock Exchange

Outstanding debentures or bonds and redeemable preference shares and other instruments issued by the issuer Company

There are no outstanding debentures or bonds and redeemable preference shares and other instruments issued by the Company.

Stock Market Data for Equity shares of the Company

Equity shares of the Company are not listed on any stock exchanges. The Company is seeking approval for listing of its shares through this Information Memorandum.

Disposal of Investor Grievances

Karvy Computershare Private Limited (Karvy) are the Registrars and Transfer Agents of the Company. Karvy has set up 18 Investor Relation Centres (IRCs) across the country to accept the documents/requests/complaints from the investors/shareholders of the Company.

The letters that are accepted at the IRCs are forwarded to the Central Processing Unit of Karvy's Hyderabad office. Documents/Letters are also received from the Investors directly at Hyderabad by courier/post.

All documents are received at the inward department, where the same are classified based on the nature of the queries/actions to be taken and coded accordingly. The documents are then electronically captured before forwarding to the respective processing units.

The documents are processed by professionally trained personnel. Subsequent to the completion of the process the documents are scrutinized thoroughly by independent firm(s) of Chartered Accountants appointed by the company.

The Company has set up service standards for each of the various processors involved such as effecting the transfer/dematerialisation of securities/change of address ranging from 3-7 days. Karvy maintains an agewise analysis of the process to ensure that the standards are duly adhered to.

The Company has appointed Hasit Shukla, Company Secretary as the Compliance Officer and he may be contacted in case of any querries. He can be contacted at the following address:

Hasit Shukla
Reliance Communication Ventures Limited,
H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710.
Telephone: 022-3038 6286
Fax: 022- 3037 6622
Email: hasit.shukla@rel.co.in

MAIN PROVISIONS OF THE ARTICLE OF ASSOCIATION OF RCVL

"**ADA**" means Anil Dhirubhai Ambani, son of late Dhirubhai H. Ambani.

"**ADA Group**" means ADA and his Affiliates and the term "ADA Group Members" shall mean any one of them.

"**Affiliate**" of ADA or ADA Group means and includes:

a. ADA, his wife, his lineal and blood descendants, spouses of such lineal and blood descendants and children and grand children including step or adoptive, family trusts and Hindu Undivided Family; and

b. Any company, firm, body corporate, association of persons, associates or other entity controlled, directly or indirectly by ADA or ADA Group as the case may be.

21. TRANSFER AND TRANSMISSION OF SHARES

(a) The Company shall keep a "Register of Transfers" and shall have recorded therein fairly and distinctly particulars of every transfer or transmission of any Share, Debenture or other Security held in a material form.

(b) Every instrument of transfer of Shares shall be in writing in the usual common form or in such form as may be prescribed under Section 108 of the Act and shall be delivered to the Company within such time as may be prescribed under the Act.

(c) (i) An application for the registration of a transfer of the Shares in the Company may be made either by the transferor or the transferee.

(ii) Where the application is made by the transferor and relates to partly paid Shares, the transfer shall not be registered unless the Company gives notice of the application to the transferee and the transferee makes no objection to the transfer within two weeks from the receipt of the notice.

(d) Every such instrument of transfer shall be executed both by the transferor and the transferee and attested and the transferor shall be deemed to remain the holder of such Share until the name of the transferee shall have been entered in the Register of Members in respect thereof.

(e) The Board shall have power on giving not less than seven days previous notice by advertisement in a newspaper circulating in the city, town or village in which the Office of the Company is situated to close the transfer books, the Register of Members and/or Register of Debenture-holders at such time or times and for such period or periods, not exceeding thirty days at a time and not exceeding in the aggregate forty-five days (45) in each year, as it may deem expedient.

(f) Subject to the provisions of Sections 111 and 111A of the Act, or any statutory modification of the said provisions for the time being in force and any other Requirements of Law, the Board may, at its own absolute and uncontrolled discretion and without assigning any reason, decline to register or acknowledge any transfer of Shares and in particular may so decline in any case in which (i) the proposed transferee is a Person who is not permitted by any applicable law, regulation or guideline or any Requirements of Law, to acquire securities of the Company or (ii) if the Company has a lien upon the Shares or any of them or (iii) whilst any moneys in respect of the Shares desired to be transferred or any of them has remained unpaid or not or unless the transferee is approved by the Board and such refusal shall not be affected by the fact that the proposed transferee is already a Member. But in such cases it shall, within one (1) month from the date on which the instrument of transfer was lodged with the Company send to the transferee and the transferor notice of refusal to register such transfer. The registration of a transfer shall be conclusive evidence of the approval of the Board of the transferee.

Provided that registration of a transfer shall not be refused on the ground of the transferor being either alone or jointly with any other Person or Persons indebted to the Company on any account whatsoever except where the Company has a lien on Shares.

(g) Subject to the provisions of the Act and these Articles, the Directors shall have the absolute and uncontrolled discretion to refuse to register a Person entitled by transmission to any Shares or his nominee as if he were the transferee named in any ordinary transfer presented for registration, and shall not be bound to give any reason for such refusal and in particular may also decline in respect of Shares upon which the Company has a lien.

(h) Transfer of Shares in whatever lot should not be refused, though there would be no objection to the Company refusing to split a share certificate into several scrips of any small denominations or to consider a proposal for transfer of Shares comprised in a share certificate to several Members, involving such splitting, if on the face of it such splitting/transfer appears to be unreasonable or without a genuine need. The Company should not, therefore, refuse transfer of Shares in violation of the stock exchange listing requirements on the ground that the number of Shares to be transferred is less than any specified number.

(i) In the case of the death of any one or more of the Members named in the Register of Members as the joint-holders of any Share, the survivors shall be the only Member or Members recognized by the Company as having any title to or interest in such Share, but nothing herein contained shall be taken to release the estate of a deceased joint-holder from any liability on Shares held by him jointly with any other Person.

(j) The Executors or Administrators or holder of the Succession Certificate or the Legal Representatives of a deceased Member, (not being one of two or more joint-holders), shall be the only Members recognized by the Company as having any title to the Shares registered in the name of such Member, and the Company shall not be bound to recognize such Executors or Administrators or holders of Succession Certificate or the Legal Representatives unless such Executors or Administrators or Legal Representatives shall have first obtained Probate or Letters of Administration or Succession Certificate, as the case may be, from a duly constituted court in the Union of India, provided that the Board may in its absolute discretion dispense with production of Probate or Letters of Administration or Succession Certificate, upon such terms as to indemnity or otherwise as the Board may in its absolute discretion deem fit and may under these Articles register the name of any Person who claims to be absolutely entitled to the Shares standing in the name of a deceased Member, as a Member.

(k) The Board shall not knowingly issue or register a transfer of any share to a minor or insolvent or Person of unsound mind.

(l) Subject to the provisions of Articles, any Person becoming entitled to Shares in consequence of the death, lunacy, bankruptcy of any Member or Member, or by any lawful means other than by a transfer in accordance with these Articles, may with the consent of the Board, (which it shall not be under any obligation to give), upon producing such evidence that he sustains the character in respect of which he proposes to act under this Article, or of his title, as the Board thinks sufficient, either be registered himself as the holder of the Shares or elect to have some Person nominated by him and approved by the Board, registered as such holder; provided nevertheless, that if such Person shall elect to have his nominee registered, he shall testify the election by executing in favour of his nominee an instrument of transfer in accordance with the provisions herein contained and until he does so, he shall not be freed from any liability in respect of the Shares.

(m) A Person becoming entitled to a Share by reason of the death or insolvency of a Member shall be entitled to the same Dividends and other advantages to which he would be entitled if he were the registered holder of the Shares, except that he shall not, before being registered as a Member in respect of the Shares, be entitled to exercise any right conferred by membership in relation to meetings of the Company; PROVIDED THAT the Directors shall, at any time, give notice requiring any such Person to elect either to be registered himself or to transfer the Shares, and if the notice is not complied with within ninety days, the Directors may thereafter withhold payment of all Dividends, bonuses or other moneys payable in respect of the Shares until the requirements of the notice have been complied with.

(n) Every instrument of transfer shall be presented to the Company duly stamped for registration accompanied by such evidence as the Board may require to prove the title of the transferor, his right to transfer the Shares and every registered instrument of transfer shall remain in the custody of the Company until destroyed by order of the Board.

(o) In case of transfer and transmission of Shares or other marketable securities where the Company has not issued any certificates and where such Shares or Securities are being held in any electronic and fungible form in a Depository, the provisions of the Depositories Act, 1996 shall apply.

(p) Before the registration of a transfer, the certificate or certificates of the Share or Shares to be transferred must be delivered to the Company along with (save as provided in Section 108 of the Act) a properly stamped and executed instrument of transfer.

(q) No fee shall be payable to the Company, in respect of the transfer or transmission of Shares, or for registration of any power of attorney, probate, letters of administration and succession certificate, certificate of death or marriage or other similar documents.

(r) The Company shall incur no liability or responsibility whatsoever in consequence of its registering or giving effect to any transfer of Shares made or purporting to be made by any apparent legal owner thereof, (as shown or appearing in the Register of Members), to the prejudice of a Person or Persons having or claiming any equitable right, title or interest to or in the said Shares, notwithstanding that the Company may have had any notice of such equitable right, title or interest or notice prohibiting registration of such transfer, and may have entered such notice or referred thereto, in any book of the Company and the Company shall not be bound or required to regard or attend or give effect to any notice which may be given to it of any equitable right, title or interest or be under any liability whatsoever for refusing or neglecting so to do, though it may have been entered or referred to in some book of the Company but the Company shall nevertheless be at liberty to regard and attend to any such notice, and give effect thereto if the Board shall so think fit.

(s) The provision of these Articles shall subject to the provisions of the Act and any requirements of law *mutatis mutandis* apply to the transfer or transmission by operation of law to other Securities of the Company.

40. CHAIRMAN OF THE GENERAL MEETING

ADA, the Chairman of the Board shall preside as Chairman at every general meeting of the Company. In absence of ADA, or if he is not present within fifteen minutes after the time appointed for holding the meeting, or is unwilling to act as Chairman of the meeting, the Vice-Chairman of the Board shall preside as Chairman of the meeting. If there is no Chairman or Vice Chairman, or none of them are present within fifteen minutes after the time appointed for holding the meeting, or are unwilling to act as Chairman of the meeting, the directors present shall elect one of their number to be the Chairman of the meeting. If at any meeting no Director is willing to act as Chairman or if no director is present within fifteen minutes after the time appointed for holding the meeting, the members present shall choose one of their number to be the Chairman of the meeting. No business shall be discussed at any General Meeting except the election of a Chairman while the chair is vacant.

44. PROMOTERS OF THE COMPANY

ADA Group shall be the promoter of the Company as defined under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 or any other statute, rules, regulations, guidelines or provisions of law (including any amendments, modifications or re-enactment thereof, for the time being in force) and shall exercise control over the Company, as defined under any such law.

45. DIRECTORS

(a) Unless otherwise determined by the Company in the General Meeting, the number of Directors shall not be less than 3 (three) and not more than such number as may be stipulated by the Act for the time being in force.

(b) (.......) *Deleted*

46. CHAIRMAN OF THE BOARD OF DIRECTORS

(a) ADA shall be and shall continue as the non-retiring Chairman of the Board so long as he is willing to be a Director and Chairman of the Company and shall not be liable to retire by rotation. The Chairman shall preside at all meetings of the Board and the General Meetings of the Company. The Chairman shall have a casting vote in the event of a tie.

(b) In the event of Article (a) becomes inoperative as envisaged in Article 88(c) the Board of Directors of the Company shall be entitled to appoint one among themselves as Chairman of the Board and determine the period for which each of them to hold such office.

(c) In absence of ADA or any appointed or nominated Chairman, or in the event of their being unwilling to act as the Chairman at any meeting of the Board, the members present at the Board meeting shall designate one among themselves to preside at such meeting as Chairman.

(d) All the Directors shall exercise their voting rights to ensure that these Articles are implemented and acted upon by them to prevent the taking of any action by the Company or by any Member, which is contrary to or with a view or intention to evade or defeat the terms as contained in these Articles.

47. APPOINTMENT OF ALTERNATE DIRECTORS

Subject to Section 313 of the Act, any Director shall be entitled to nominate an alternate director to act for him during his absence for a period of not less than 3 months (subject to such person being acceptable to the Chairman). The Board may appoint such a person as an Alternate Director to act for a Director (hereinafter called "the Original Director") (subject to such person being acceptable to the Chairman) during the Original Director's absence for a period of not less than three months from the State in which the meetings of the Board are ordinarily held. An Alternate Director appointed under this Article shall not hold office for a period longer than that permissible to the Original Director in whose place he has been appointed and shall vacate office if and when the Original Director returns to the State. If the term of the office of the Original Director is determined before he so returns to the State, any provisions in the Act or in these Articles for automatic re-appointment shall apply to the Original Director and not to the Alternate Director.

48. CASUAL VACANCY AND ADDITIONAL DIRECTORS

Subject to the provisions of the Act and these Articles, the Board shall have the power at any time and from time to time to appoint any qualified Person to be a Director either as an addition to the Board or to fill a casual vacancy but so that the total number of Directors shall not at any time exceed the maximum number fixed under these Articles. Any Person so appointed as an addition shall hold office only up to the date of the next Annual General Meeting. Any person appointed to fill a casual vacancy shall hold office only up to the date to which the Original Director in whose place he is appointed would have held office if it had not been vacated but shall be eligible for election.

49. DEBENTURE OR LENDER DIRECTORS

If it is provided by a Trust Deed, securing or otherwise, in connection with any issue of Debentures of the Company, that any Person/ Lender or Persons/ Lenders shall have power to nominate a Director of the Company, then in the case of any and every such issue of Debentures, the Person/ Lender or Persons/ Lenders having such power may exercise such power from time to time and appoint a Director accordingly. Any Director so appointed is herein referred to a Debenture Director. A Debenture Director may be removed from office at any time by the Person/ Lender or Persons/ Lenders in whom for the time being is vested the power under which he was appointed and another Director may be appointed in his place. A Debenture Director shall not be bound to hold any qualification shares.

50. NO QUALIFICATION SHARES FOR DIRECTORS

A Director shall not be required to hold any qualification Shares of the Company.

51. REMUNERATION OF DIRECTORS

(a) Subject to the provisions of the Act, a Managing Director or Managing Directors, and any other Director/s who is/are in the whole time employment of the Company may be paid remuneration either by a way of monthly payment or at a specified percentage of the net profits of the Company or partly by one way and partly by the other, subject to the limits prescribed under the Act.

(b) Subject to the provisions of the Act, a Director (other than a Managing Director or an Executing Director) may be paid remuneration either:

(i) by way of monthly, quarterly or annual payment, or

(ii) by way of commission.

(c) The remuneration payable to each Director for every Meeting of the Board or Committee of the Board attended by them shall be such sum as may be determined by the Board from time to time within the maximum limits prescribed from time to time by the Central Government pursuant to the first proviso to Section 310 of the Act.

52. SPECIAL REMUNERATION FOR EXTRA SERVICES RENDERED BY A DIRECTOR

If any Director be called upon to perform extra services or special exertions or efforts (which expression shall include work done by a Director as a member of any Committee formed by the Directors), the Board may arrange with such Director for such special remuneration for such extra services or special exertions or efforts either by a fixed sum or otherwise as may be determined by the Board and such remuneration may be either in addition to or in substitution for his remuneration otherwise provided.

53. TRAVEL EXPENSES OF DIRECTORS

The Board may allow and pay to any Director who is not a bonafide resident of the place where the meetings of the Board/committee meetings are ordinarily held and who shall come to such place for the purpose of attending any meeting, such sum as the Board may consider fair compensation for raveling, , lodging and/ or other expenses, in addition to his fee for attending such Board Meetings/ committee meetings as above specified; and if any Director be called upon to go or reside out of his ordinary place of his residence on the Company's business, he shall be entitled to be repaid and reimbursed raveling and other expenses incurred in connection with the business of the Company.

54. CONTINUING DIRECTORS

The continuing Directors may act notwithstanding any vacancy in their body; but, if and so long as their number is reduced below the minimum number fixed by Article 45 hereof, the continuing Directors not being less than two may act for the purpose of increasing the number of Directors to that number, or of summoning a General Meeting, but for no other purpose.

55. REMOVAL OF DIRECTORS

The Members may by passing a special resolution remove a director, before the expiry of his period of office.

56. DIRECTORS MAY CONTRACT WITH COMPANY

(a) A Director or his relative, a firm in which such Director or relative is a partner, any other Person in such firm, or a private company of which the Director is a member or director may enter into any contract with the Company for the sale, purchase or supply of any goods, materials or services or for underwriting the subscription of any shares in, or Debentures, of the Company, provided that the prior sanction of the Board and the Central Government is obtained in accordance with Section 297 of the Act.

(b) No sanction however shall be necessary to: -

(i) any sale, purchase or lease of immovable property; or

(ii) any purchase of goods and materials from the Company, or the sale of goods or materials to the Company, by any such Director, relative, firm, partner or private Company as aforesaid for cash at prevailing market prices; or

(iii) any contract or contracts between the Company on one side and any such Director, relative, firm, partner or private company on the other, for sale, purchase or supply of any goods, materials and services, in which either the Company or the Director, relative, firm, partner or private company, as the case may be, regularly trades or does business, where the value of the goods and materials or the cost of such services do not exceed Rs.5,000 in the aggregate in any year comprised in the period of the contract or contracts.

Provided that in circumstances of urgent necessity, the Company may without obtaining the consent of the Board enter into any such contract or contracts with the Director, relative, firm, partner or private company, even if the value of such goods or materials or the cost of such services exceeds Rs.5,000 in the aggregate in any year comprised in the period of the agreement, if the consent of the Board shall be obtained to such contract or contracts at a Meeting within three months of the date on which the contract was entered into.

(c) The Director, so contracting or being so interested shall not be liable to the Company for any profit realized by any such contract or the fiduciary relation thereby established.

57. DISCLOSURE OF INTEREST

(a) A Director of the Company who is in any way, whether directly or indirectly concerned or interested in a contract or arrangement, or proposed contract or arrangement entered into or to be entered into by or on behalf of the Company, shall disclose the nature of his concern or interest at a Meeting of the Board in the manner provided in Section 299(2) of the Act; Provided that it shall not be necessary for a Director to disclose his concern or interest in any such contract or arrangement entered into or to be entered into with any other company where any of the Directors of the company or two or more of them together holds or hold not more than 2 per cent of the Paid-up Share Capital in the other company or the Company as the case may be. A general notice given to the Board by the Director, to the effect that he is a director or member of a specified body corporate or is a member of a specified firm and is to be regarded as concerned or interested in any contract or arrangement which may, after the date of the notice, be entered into with that body corporate or firm, shall be deemed to be a sufficient disclosure of concern or interest in relation to any contract or arrangement so made. Any such general notice shall expire at the end of the Financial Year in which it is given but may be renewed for a further period of one Financial Year at a time by a fresh notice given in the last month of the Financial Year in which it would have otherwise expired. No such general notice, and no renewal thereof shall be of effect unless, either it is given at a Meeting of the Board or the Director concerned takes reasonable steps to secure that it is brought up and read at the first Meeting of the Board after it is given.

(b) No Director shall as a Director, take any part in the discussion of, vote on any contract or arrangement entered into or to be entered into by or on behalf of the Company, if he is in any way, whether directly or indirectly, concerned or interested in such contract or arrangements; nor shall his presence count for the purpose of forming a quorum at the time of any such discussion or vote; and if he does vote, his vote shall be void; provided however that nothing herein contained shall apply to:-

(i) any contract or indemnity against any loss which the Directors, or any one or more of them, may suffer by reason of becoming or being sureties or a surety for the Company;

(ii) any contract or arrangement entered into or to be entered into with a public company or a private company which is subsidiary of a public company in which the interest of the Director consists solely,

(I) in his being -

(x) a director of such company, and

(y) the holder of not more than shares of such number or value therein as is requisite to qualify him for appointment as a Director thereof, he having been nominated as such Director by this Company, or

(II) in his being a member holding not more than 2 per cent of its Paid-up Share Capital.

(c) Subject to the provisions of Section 314 and other applicable provisions, if any, of the Act, any Director of the Company, any partner or relative of such Director, any firm in which such Director or a relative of such Director is a partner, any private company of which such Director is a director or member, and any director or manager of such private company, may hold any office or place of profit in the Company.

(d) The Company shall keep a Register in accordance with Section 301(1) of the Act and shall within the time specified in Section 301(2) of the Act enter therein such of the particulars as may be relevant having regard to the application thereto of Section 297 or Section 299 of the Act, as the case may be. The Register aforesaid shall also specify, in relation to each Director of the Company, the names of the bodies corporate and firms of which notice has been given by him under Article 57(a). The Register shall be kept at the Registered Office of the Company and shall be open to inspection at such Office, and extracts may be taken therefrom and copies thereof may be required by any Member of the Company to the same extent, in the same manner, and on payment of the same fee as in the case of the Register of Members of the Company and the provisions of Section 163 of the Act shall apply accordingly.

(e) A Director may be or become a Director of any Company promoted by the Company, or on which it may be interested as a vendor, shareholder, or otherwise, and no such Director shall be accountable for any benefits received as director or shareholder of such Company except in so far as Section 309(6) or Section 314 of the Act may be applicable.

58. PROCEDURE, IF PLACE OF RETIRING DIRECTORS IS NOT FILLED UP

(a) If the place of the retiring Director is not so filled up and the meeting has not expressly resolved not to fill the vacancy, the meeting shall stand adjourned till the same day in the next week, at the same time and place, or if that day is a public holiday, till the next succeeding day which is not a public holiday, at the same time and place.

(b) If at the adjourned meeting also, the place of the retiring Director is not filled up and that meeting also has not expressly resolved not to fill the vacancy, the retiring Director shall be deemed to have been reappointed at the adjourned meeting, unless:-

(i) at that meeting or at the previous meeting a resolution for the reappointment of such Director has been put to the meeting and lost;

(ii) retiring Director has, by a notice in writing addressed to the Company or its Board of Directors, expressed his unwillingness to be so reappointed;

(iii) he is not qualified or is disqualified for appointment;

(iv) a resolution whether special or ordinary is required for the appointment or reappointment by virtue of any provisions of the Act.

(v) the proviso to subsection (2) of Section 263 of the Act is applicable to this case.

59. COMPANY MAY INCREASE OR REDUCE THE NUMBER OF DIRECTORS.

Subject to Article 45(a) and Section 252, 255, 258 and 259 of the Act and these Articles, the Company may, by Ordinary Resolution, from time to time, increase or reduce the number of Directors, and may alter their qualifications and the Company may, (subject to the provisions of Article 55), remove any Director before the expiration of his period of office and appoint another qualified in his stead. The person so appointed shall hold office during such time as the Director in whose place he is appointed would have held the same if he had not been removed.

60. REGISTER OF DIRECTORS ETC.

(a) The Company shall keep at its Office, a Register containing the particulars of its Directors, Managing Directors, Manager, Secretaries and other Persons mentioned in Section 303 of the Act, and shall otherwise comply with the provisions of the said Section in all respects.

(b) The Company shall in respect of each of its Directors also keep at its Office a Register, as required by Section 307 of the Act, and shall otherwise duly comply with the provisions of the said section in all respects.

61. DISCLOSURE BY DIRECTOR OF APPOINTMENT TO ANY OTHER BODY CORPORATE.

(a) Every Director, (including a person deemed to be a Director by virtue of the Explanation to Sub-Section (1) of Section 303 of the Act), a Managing Director, Manager, or Secretary of the Company shall, within thirty days of his appointment to any of the above offices or as the case may be, relinquishment of, such offices, in any other body corporate disclose to the Company, the particulars relating to his office in the other body corporate which are required to be specified under Sub-Section (1) of Section 303 of the Act.

(b) Every Director and every person deemed to be a Director of the Company by virtue of sub-section (10) of Section 307 of the Act, shall give notice to the Company of such matters relating to himself as may be necessary for the purposes of enabling the Company to comply with the provisions of that Section.

62. MANAGING DIRECTOR(S)/ EXECUTIVE DIRECTOR(S)/ MANAGER

Subject to the provisions of the Act and of these Articles, the Board shall have power to appoint from time to time any of its members as Managing Director/s or Manager or Executive Director(s), of the Company for a fixed term not exceeding five years at a time and upon such terms and conditions as the Board thinks fit, and the Board may by resolution vest in such Managing Director/s or Manager or Executive Director(s), such of the powers hereby vested in the Board generally as it thinks fit, and such powers may be made exercisable for such period or periods and upon such conditions and subject to such restrictions as it may determine. The terms of appointment of Managing Director/s or Manager or Executive Director(s), shall be the terms on which such persons shall be appointed by the Board. The Managing Director/s or Manager or Executive Director(s), as the case may be, so appointed, shall be responsible for and in charge of the day to day management and affairs of the Company and subject to the provisions of the Act and these Articles, the Board shall vest in such Managing Director/s or Manager or Executive Director(s), as the case may be, all the powers vested in the Board generally.

63. PROVISIONS TO WHICH MANAGING DIRECTOR(S)/ EXECUTIVE DIRECTOR(S)/ MANAGER ARE SUBJECT

Notwithstanding anything contained herein, a Managing Director(s)/ Executive Director(s)/ Manager shall subject to the provisions of any contract between him and the Company be subject to the same provisions as to resignation and removal as the other Directors of the Company, and if he ceases to hold the office of a Director he shall ipso facto and immediately cease to be a Managing Director(s)/ Executive Director(s) / Manager, and if he ceases to hold the office of a Managing Director(s)/ Executive Director(s) / Manager he shall ipso facto and immediately cease to be a Director.

64. REMUNERATION OF MANAGING DIRECTOR(S) OR EXECUTIVE DIRECTOR(S) OR MANAGER

The remuneration of the Managing Director(s) or Executive Director(s) or Manager shall (subject to Sections 198, 269, 309, 310, 311 and other applicable provisions of the Act and of these Articles and of any contract between him and the Company) be fixed by the Directors, from time to time and may be by way of fixed salary and/or perquisites or commission or profits of the Company or by participation in such profits, or by any or all these modes or any other mode not expressly prohibited by the Act.

65. POWER AND DUTIES OF MANAGING DIRECTOR(S) OR EXECUTIVE DIRECTOR(S) OR MANAGER

Subject to the superintendence, control and direction of the Board, the day-to-day management of the Company shall be in the hands of the Managing Director(s) or Executive Director(s) or Manager in the manner as deemed fit by the Board and subject to the provisions of the Act, and these Articles, the Board may by resolution vest any such Managing Director(s) or Executive Director(s) or Manager with such of the powers hereby vested in the Board generally as it thinks fit and such powers may be made exercisable for such period or periods and upon such conditions and subject to the provisions of the Act, and these Articles confer such power either collaterally with or to the exclusion of or in substitution for all or any of the Directors in that behalf and may from time to time revoke, withdraw, alter or vary all or any of such powers.

66. PROCEEDINGS OF THE BOARD OF DIRECTORS

(a) The Board may meet for the dispatch of the business, adjourn and otherwise regulate its meetings on a date, time and venue as indicated by the Chairman, provided however, the Board shall meet once in every three calendar months and at least four times in a year in accordance with Section 285 of the Act or any statutory modifications thereof.

(b) The Company Secretary shall as and when, directed by the Chairman convene a meeting of the Board by giving a notice in writing to every Director.

(c) The Board of Directors may meet either at the Office of the Company, or at any other location in India or outside India as the Chairman may determine.

(d) Prior notice of every meeting of the Board shall be given in writing to every Director for the time being at his usual address in India and in the case of a Director resident outside India, at his address outside India and to his alternate, if any in India at his usual address in India.

(e) If permissible under applicable Requirements of Law, a Director may attend Board Meetings by any video or audio conferencing facility that permits simultaneous communication between participants.

67. QUORUM FOR BOARD MEETING

Subject to Section 287 of the Act, the quorum for a Meeting of the Board shall be presence of at least one-third of its total strength or two directors, whichever is higher.

Provided that where at any time the number of interested directors exceeds or is equal to two thirds of the total strength, the number of the remaining directors, that is to say, the number of directors who are not interested, present at the meeting being not less than two shall be the quorum.

68. ADJOURNED BOARD MEETING FOR WANT OF QUORUM

(a) If any duly convened Board Meeting cannot be held for want of a quorum, in terms of Article 67 above then such a meeting shall automatically stand adjourned till the same day in the next week, after the original Meeting at the same time and place, or if that day is a public holiday, on the next succeeding day which is not a public holiday to the same time and place Provided however, the adjourned meeting may be held on such other date and such other place as may be unanimously agreed by all the Directors.

(b) If in the event of a quorum once again not being available at such an adjourned meeting, the Directors present shall constitute the quorum and may transact business for which the meeting has been called.

69. QUESTIONS AT BOARD MEETINGS HOW DECIDED

(a) Questions arising at any meeting of the Board, other than as specified in these Articles, if any, shall be decided by a majority vote. In the case of an equality of votes, the Chairman shall have a second or casting vote.

(b) No regulation made by the Company in General Meeting, shall invalidate any prior act of the Board, which would have been valid if that regulation had not been made.

70. POWERS OF THE BOARD

Subject to the provisions of the Act and these Articles: -

(a) The Board of Directors shall be entitled to exercise all such power and to do all such acts and things as the Company is authorised to exercise and do. .

(b) The Board of Directors is vested with the entire management and control of the Company, including as regards any and all decisions and resolutions to be passed, for and on behalf of the Company.

71. COMMITTEES AND DELEGATION BY THE BOARD

(a) Without prejudice to the powers conferred by the other Articles and so as not to in any way to limit or restrict those powers, the Board may, subject to the provisions of Section 292 of the Act, delegate any of their powers to the Managing Director(s), the Executive Director(s) or Manager or the Chief Executive Officer of the Company. The Managing Director(s), the Executive Director(s) or the Manager or the Chief Executive Officer(s) as aforesaid shall, in the exercise of the powers so delegated, conform to any regulations that may from time to time be imposed on them by the Board and all acts done by them in exercise of the powers so delegated and in conformity with such regulations shall have the like force and effect as if done by the Board.

(b) Subject to the provisions of the Act, any requirements of law and anything stated in these Articles the Board may delegate any of their powers to Committees of the Board consisting of such member or members of the Board as it thinks fit, and it may from time to time revoke and discharge any such committee of the Board either wholly or in part and either as to persons or purposes, but every Committee of the Board so formed shall in the exercise of the powers so delegated conform to any regulations that may from time to time be imposed on it by the Board. All acts done by any such Committee of the Board in conformity with such regulations and in fulfillment of the purposes of their appointment but not otherwise, shall have the like force and effect as if done by the Board.

(c) (............) *Deleted*

(d) The Meetings and proceedings of any such Committee of the Board consisting of two or more members shall be governed by the provisions herein contained for regulating the meetings and proceedings of the Directors, so far as the same are applicable thereto and are not superseded by any regulation made by the Directors under the last preceding Article.

72. ACTS OF BOARD OR COMMITTEE VALID NOTWITHSTANDING INFORMAL APPOINTMENT

All acts done at any Meeting of the Board or of a Committee of the Board, or by any person acting as a Director shall notwithstanding that it shall afterwards be discovered that there was some defect in the appointment of such Director or persons acting as aforesaid, or that they or any of them were disqualified or had vacated office or that the appointment of any of them had been terminated by virtue of any provisions contained in the Act or in these Articles, be as valid as if every such person had been duly appointed, and was qualified to be a Director and had not vacated his office or his appointment had not been terminated. Provided that nothing in this Article shall be deemed to give validity to acts done by a Director after his appointment has been shown to the Company to be invalid or to have been terminated.

73. RESOLUTION BY CIRCULAR

Subject to Sections 289 and 292 of the Act and the provisions as contained in these Articles, no resolution shall be deemed to have been passed by the Board or by a Committee thereof by circulation, unless the resolution has been circulated in draft together with the necessary papers, if any, to all Directors, or to all members of the Committee, whether in India or not (not being less in number than the quorum fixed for a meeting of the Board or Committee, as the case may be), and to all other Directors or members of the Committee at their usual address in India or elsewhere, and has been approved by all such Directors or members of the Committee, or by a majority of such of them as are entitled to vote on the resolution.

85. DISTRIUTION OF ASSETS IN SPECIE OR KIND UPON WINDING UP

(a) If the Company shall be wound up, the Liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Act, divide amongst the Members, in specie or kind the whole or any part of the assets of the Company, whether they shall consist of property of the same kind or not.

(b) For the purpose aforesaid, the Liquidator may set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members.

88. AMENDMENT TO MEMORANDUM AND ARTICLES OF ASSOCIATION

(a) The Members shall vote all the Shares owned or held of record by such Members at any Annual or Extraordinary General Meeting of the Company in accordance with these Articles.

(b) The Members shall not pass any resolution or take any decision which is contrary to any of the terms of these Articles.

(c) Notwithstanding anything stated in these Articles, if the ADA Group ceases to be the largest shareholder of the Company, then neither ADA nor the ADA Group will be entitled to the rights as stipulated in Articles 40, 44, and 46.

OTHER INFORMATION

Material Contracts and Documents for Inspection

The following contracts (not being contracts entered into in the ordinary course of business carried on by our Company or entered into more than two years before the date of this Information Memorandum) which are or may be deemed material have been entered or to be entered into by our Company.

Documents for Inspection:

1. Memorandum and Articles of Association, as amended till date.

2. Certification of incorporation dated July 15, 2004 and Fresh Certificate of Incorporation consequent to change in name dated August 3, 2005

3. Reports of the Statutory Auditors of the Company dated January 27, 2006 prepared as per Indian GAAP and mentioned in this Information Memorandum

4. Scheme of Arrangement sanctioned by the Hon'ble High Court of Judicature of Bombay vide its order dated December 9, 2005 Reliance Industries Limited, Reliance Energy Ventures Limited, Global Fuel Management Services Limited (since renamed Reliance Natural Resources Ltd.), Reliance Capital Ventures Limited and Reliance Communication Ventures Limited.

5. Order dated December 9, 2005 of the Honorable High Court of Judicature at Bombay approving the Scheme of Arrangement

6. Letters dated September 9 2005 of BSE and NSE approving the Scheme.

7. Tripartite Agreement with NSDL dated January 19, 2006 and CDSL dated January 25, 2006

8. SEBI letter CFD/DIL/SC/58120/2006 dated January 19, 2006 granting relaxation from the strict enforcement of the requirement of Rule 19(2)(b) of the Securities Contract Regulation (Rules), 1957 (SCRR) for the purpose of listing of shares of RCVL

9. Trade Mark Management Agreement dated January 12, 2006, entered into among Reliance Industries Limited, Reliance Natural Resources Limited, Reliance Capital Ventures Limited, Reliance Energy Ventures Limited, Reliance Communication Ventures Limited

10. Non Competition Agreement dated January 12, 2006, entered into among Reliance Industries Limited, Reliance Natural Resources Limited, Reliance Capital Ventures Limited, Reliance Energy Ventures Limited, Reliance Communication Ventures Limited.

11. Lease agreements between RCVL and RIL in relation to MCN at Refinery Complex, Jamnagar; Part of Nadiad retail outlet, Gujarat; part of Bhilad retail outlet, Gujarat; part of Sendhwa retail outlet, Madhya Pradesh; Court House, Mumbai; Anand Mahal, Ground floor and 1st floor, Surat, Gujarat; Mithaiwala Building, 4th floor, Surat, Gujarat; Santiniketan Building, Surat, Gujarat; Shivam Building, Jamnagar, Gujarat; and 103/106, Naroda Industrial Estate, Ahmedabad.

12. Leave and license agreements in relation to part of India Polyfibres Limited MCN at Barabanki, Uttar Pradesh; part of IPCL Office, Juhu, Mumbai; part of Suraj Plaza, 9th floor, Baroda, Gujarat; part of Regent Chambers, Nariman Point, Mumbai; part of GDC House, Mumbai; part of Swastik Mills, Mumbai; and part of Deccan Chambers at Hyderabad, Andra Pradesh.

13. Shared Services Agreement between RCVL and RIL dated January 14th 2006.

DECLARATION:

To the best of knowledge and belief of the Board of Directors of the Company, all statements made in this Information Memorandum are true and correct

BY ORDER OF THE BOARD OF DIRECTORS

FOR RELIANCE COMMUNICATION VENTURES LIMITED

COMPANY SECRETARY AND MANAGER

Mumbai
February 28, 2006